Exhibit 2.1

Execution Version

CERTAIN INFORMATION HAS BEEN EXCLUDED FROM THIS EXHIBIT BECAUSE IT IS NOT MATERIAL AND IS THE TYPE THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL. THE OMITTED PORTIONS OF THIS DOCUMENT ARE INDICATED BY [***].

EQUITY CAPITAL CONTRIBUTION AGREEMENT

Dated as of February 21, 2024

by and between

VIRGINIA ELECTRIC AND POWER COMPANY

and

DUNEDIN MEMBER LLC

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(continued)

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(continued)

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(continued)

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EXHIBITS

Exhibit A-1	Limited Guaranty
Exhibit A-2	Equity Commitment Letter
Exhibit A-3	Debt Commitment Letter
Exhibit B	Form of Company Agreement
Exhibit C	Form of Billing Services Agreement
Exhibit D	Sample Calculation of Closing Cash Contribution
Exhibit E	Form of North Carolina Revenue Contract
Exhibit F	Form of Project Management Agreement

EQUITY CAPITAL CONTRIBUTION AGREEMENT

This EQUITY CAPITAL CONTRIBUTION AGREEMENT (this “Agreement”) is entered into as of February 21, 2024 (the “Effective Date”), by and between:

(1)	VIRGINIA ELECTRIC AND POWER COMPANY, a public service corporation organized and existing under the Laws of the Commonwealth of Virginia (the “Dominion Member”) and

(2)	DUNEDIN MEMBER LLC, a limited liability company organized and existing under the Laws of the State of Delaware (the “Partner Member”).

Each of the foregoing is sometimes referred to herein as a “Party” and collectively as the “Parties.”

RECITALS:

WHEREAS, the Dominion Member shall be the sole member of and shall own one hundred percent (100%) of the membership interests (the “Issued Interest”) of OSW PROJECT LLC, a limited liability company organized and existing under the Laws of the Commonwealth of Virginia (the “Company”) upon its formation, and the Dominion Member is developing an approximately 2,600-megawatt offshore wind power generation facility located approximately twenty-seven (27) miles from Virginia Beach, Virginia, including related offshore and onshore infrastructure up to but not beyond the point of interconnection at the Harpers Road Switching Station, and excluding, for the avoidance of doubt, the twelve (12)-megawatt offshore wind project consisting of two six (6)-megawatt wind turbines developed by the Dominion Member as part of the Coastal Virginia Offshore Wind Pilot Program (the “Project”);

WHEREAS, the Dominion Member and the Partner Member have agreed to contribute, directly or indirectly through their respective Affiliates, the Contributed Assets and the Closing Cash Contribution, respectively, to the Company in connection with the pursuit of the foregoing objectives pursuant to the terms and conditions of this Agreement and the other Transaction Documents;

WHEREAS, at the Closing, as set forth in the Company Agreement (subject to receipt of the State Regulatory Approval), (i) in exchange for the Contributed Assets, the Issued Interest shall become one hundred percent (100%) of the Class A Units (as defined in the Company Agreement); and (ii) in exchange for the Closing Cash Contribution, the Company will issue to the Partner Member one hundred percent (100%) of the Class B Units (as defined in the Company Agreement);

WHEREAS, as an inducement for the Dominion Member to enter into this Agreement and consummate the transactions contemplated hereby, the Partner Member has delivered to the Dominion Member the limited guaranty dated as of the Effective Date from the Stonepeak Sponsor (the “Limited Guaranty”) to guaranty certain obligations of the Partner Member under this Agreement for the benefit of the Dominion Member, a copy of which is attached hereto as Exhibit A-1;

WHEREAS, as an inducement for the Dominion Member to enter into this Agreement and consummate the transactions contemplated hereby, the Partner Member has delivered to the Dominion Member the equity commitment letter dated as of the Effective Date by and between the Dominion Member and the Stonepeak Sponsor (the “Equity Commitment Letter”) pursuant to which the Stonepeak Sponsor has committed to invest, subject to the terms and conditions therein, cash for the purpose of funding certain obligations of the Partner Member under the Company Agreement, a copy of which is attached hereto as Exhibit A-2;

WHEREAS, as an inducement for the Dominion Member to enter into this Agreement and consummate the transactions contemplated hereby, the Partner Member has delivered to the Dominion Member the Debt Commitment Letter (as defined below) pursuant to which the lenders party thereto have committed to invest, subject to the terms and conditions therein, cash for the purpose of funding certain obligations of the Partner Member, a copy of which dated as of the date hereof is attached hereto as Exhibit A-3; and

WHEREAS, at the Closing, the Dominion Member and the Partner Member will enter into an amended and restated limited liability company agreement of the Company which includes terms and conditions regarding the economic and governance arrangements, and other matters, in respect of the Company (the “Company Agreement”), in the form attached hereto as Exhibit B or as otherwise mutually agreed between the Parties.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual agreements contained herein and in the other Transaction Documents, the Parties agree as follows:

ARTICLE I. DEFINITIONS

1.1	Definitions. As used in this Agreement, the following terms have the following meanings:

“AAA Expedited Rules” has the meaning set forth in Section 3.3.1(g).

“Accumulated Rider OSW Amount” has the meaning set forth in Section 5.15.4.

“Action” means any action, claim, complaint, hearing, charge, suit, investigation, petition, summons, arbitral proceeding or other proceeding, whether civil, criminal or administrative, in Law or in equity, brought by or before any court or other Governmental Authority.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling or Controlled by or under direct or indirect Common Control with such Person. For the avoidance of doubt, for purposes of this Agreement, (a) the Company shall be considered an “Affiliate” of the Dominion Member prior to Closing, (b) the Company shall not be considered an “Affiliate” of the Dominion Member or Partner Member after Closing and (c) the Dominion Member and the Partner Member shall not be considered Affiliates after Closing. Notwithstanding the foregoing, Stonepeak and any of the investment funds or investment vehicles affiliated with, or managed, Controlled or advised by, Stonepeak or any Stonepeak Portfolio Company thereof (in each case, other than any Restricted Affiliate) shall not be considered an Affiliate of the Partner Member (provided, that such Persons will be Affiliates of the Partner Member for purposes of Section 3.3.1 (Regulatory Approvals, Litigation and Other Actions), Article VI, Section 8.2 (Survival), Section 8.3 (Dominion Member Indemnity), Section 8.6.8 (Limitations), Section 10.2 (Effect of Termination), Section 11.3 (Assignment), Section 11.5 (Waiver, Disclaimer, No Special Damages), and Section 11.18 (No Recourse Against Non-Party Affiliates)).

“Affiliate Contract” has the meaning set forth in the Company Agreement.

“Agreement” has the meaning set forth in the Preamble.

“Allocation” has the meaning set forth in Section 2.5.5.

“Alternative Transaction” has the meaning set forth in Section 3.9.

“Anti-Corruption Laws” shall mean all Laws of any jurisdiction applicable to a Party or its Subsidiaries from time to time concerning or relating to domestic or foreign bribery or corruption, including, where applicable, the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), the UK Bribery Act 2010, and any applicable Law implementing the principles contained in the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions.

“Assignment and Assumption Agreement” means customary assignment agreements (including bill of sale and general warranty deeds) applicable based on the asset being contributed, in each case to be reasonably agreed upon by the Parties.

“Assumed Liabilities” means, except to the extent constituting a Dominion Retained Liability, any and all Liabilities of the Dominion Member to the extent relating to, resulting from or arising out of the Project Assets, whether arising before, on or after the Closing Date, excluding in each case (a) any Transaction Expenses and (b) any obligations of the Dominion Member or any of its Affiliates hereunder or under any Transaction Documents (including their respective obligations under Article VIII).

“Beginning of Construction Requirement” means the requirement that “construction” of the Project has “begun” as such terms are defined by Section 45(b)(6)(B)(ii) of the Code, Section 45(d)(1) of the Code and the Begun Construction Guidance before January 29, 2023, in order for the Project to qualify for the 5x PTC multiplier described in Section 45(b)(6)(A) of the Code, without the need to meet the PTC Labor Requirements as a result of the operation of Section 45(b)(6)(B)(ii) of the Code.

“Begun Construction Guidance” means the guidance issued by the IRS in IRS Notice 2013-29, IRS Notice 2013-60, IRS Notice 2014-46, IRS Notice 2015-25, IRS Notice 2016-31, IRS Notice 2017-4, IRS Notice 2018-59, IRS Notice 2019-43, IRS Notice 2020-41, IRS Notice 2021-5; IRS Notice 2021-41, IRS Notice 2022-61, and any subsequent IRS notice, ruling, Treasury Regulations, or published guidance issued pursuant to Section 45 of the Code with respect to determining when construction begins on a “qualified facility” (as such term is used in Section 45(a) of the Code) and with respect to the to the exception to the PTC Labor Requirements described in Section 45(a)(9)(B)(ii) of the Code.

“Benefit Plan” means any (a) employee benefit plan (within the meaning of Section 3(3) of ERISA (whether or not subject to ERISA)), (b) compensation, employment, consulting, severance, termination protection, change in control, transaction bonus, deferred compensation, retention or similar plan, agreement, program or policy, (c) stock purchase, equity or equity-based compensation plan, agreement, program or policy and (d) other compensation, supplemental income, employee loan or benefit plan, agreement, program or policy, in each case, sponsored, maintained or contributed to or entered into, or required to be sponsored, maintained or contributed to or entered into, by a Person, or under which a Person or any of its Subsidiaries would reasonably be expected to have any Liability, excluding any statutory plan, agreement, program or policy maintained, in whole or in part, by any Governmental Authority.

“Billing Services Agreement” means that certain Billing Services Agreement, dated as of the Closing Date, by and between the Dominion Member and the Company, in the form attached hereto as Exhibit C or as otherwise mutually agreed between the Parties.

“BOEM” has the meaning set forth in Section 5.9.

“Books and Records” means all documents, instruments, papers, books and records, books of account, files, data and certificates that are in tangible or electronic form, including all financial and accounting records, studies, reports, property records, surveys, equipment maintenance files, supplier lists, complaint and Action files, written correspondence of Governmental Authorities, quality control records and procedures, engineering data and operating guidelines, blueprints, specifications, designs and drawings, owned by the Company, or, if primarily related to the Project, held by the Dominion Member; provided that Books and Records shall exclude all information, data, documents or communications occurring prior to the date hereof between the Dominion Member and third parties relating to any Alternative Transaction or the financing and sales processes with respect to the Project.

“Burdensome Condition” means any condition imposed by a Governmental Authority that, individually or in the aggregate with any other condition, (a) has a quantifiable and demonstrable material adverse effect on the economic benefits contemplated to be received by the Partner Member or (b) has a material adverse effect on the governance rights, information rights, and transferability rights, taken as a whole, contemplated to be received by the Partner Member in the Company Agreement. The Parties acknowledge that, with respect to clause (a), any economic effect of more than $20,000,000.00 shall be deemed to be a Burdensome Condition.

“Burdensome Condition Cure” has the meaning set forth in Section 3.3.1(g).

“Business Day” means any day other than a Saturday, Sunday or other day on which commercial banks in New York, New York or Richmond, Virginia are required or authorized by Law to close.

“Capital Account” has the meaning set forth in the Company Agreement.

“Capital Contribution” has the meaning set forth in the Company Agreement.

“Claim Notice” has the meaning set forth in Section 8.5.1.

“Claims” has the meaning set forth in Section 8.5.1.

“Closing” has the meaning set forth in Section 2.1.

“Closing Cash Contribution” means an amount equal to (a) fifty percent (50%) of the Eligible Project Costs as of the Closing less (b) the Initial Discount Amount and (c) (i) plus fifty percent (50%) of the Working Capital Adjustment Amount, if such amount is greater than $0 and (ii) minus fifty percent (50%) of the absolute value of the Working Capital Adjustment Amount, if such amount is less than $0; provided, however, if the Closing occurs on or after January 1, 2025, the “Closing Cash Contribution” shall be reduced by an amount equal to the Project Net Revenue Amount. Attached as Exhibit D is a sample calculation of the Closing Cash Contribution.

“Closing Date” has the meaning set forth in Section 2.3.1.

“Closing Statement” has the meaning set forth in Section 2.4.2.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Commercial Rules” has the meaning set forth in Section 3.3.1(g).

“Company” has the meaning set forth in the recitals.

“Company Agreement” has the meaning set forth in the recitals.

“Company Business” means the business of developing, constructing, owning, operating, maintaining and decommissioning the Project.

“Company Interests” has the meaning set forth in Section 5.14.1.

“Confidential Information” has the meaning set forth in the Confidentiality Agreement.

“Confidentiality Agreement” means the that certain confidentiality agreement dated August 9, 2023 by and between Stonepeak Partners LLC and Dominion Energy, Inc.

“Construction Budget” means the construction budget delivered by the Dominion Member to the Partner Member on February 21, 2024.

“Construction Budget Discount Adjustment” means the applicable amount set forth on Schedule 1.1(a).

“Construction Plan” means the construction plan delivered by the Dominion Member to the Partner Member on February 21, 2024.

“Contract” means any oral or written, legally binding contract or agreement, including any purchase order, license, sublicense, commitment, guaranty, indenture, note, bond, loan, instrument, lease, conditional sale contract, mortgage or other binding agreement.

“Contracting Party” has the meaning set forth in Section 11.18.

“Contributed Assets” means all Project Assets, including those set forth on Schedule 1.1(b), but excluding (i) any of the Contracts set forth on Schedule 1.1(c) and any Intangible Rights related thereto and (ii) any assets set forth on Schedule 1.1(d).

“Control” (including, with its correlative meanings, “Controlled by” and “under Common Control with”) means, with respect to a Person, the possession, directly or indirectly, of the power or authority, through ownership of voting securities, by contract or otherwise, to direct or cause the direction of the management and policies of such Person.

“Court Order” means any judgment, writ, decree, stipulation, subpoena, verdict, determination, award, decision, consent decree, injunction, ruling or order of any national, state, provincial, local court or foreign or Governmental Authority, department or authority that is binding on any Person or its property under Law.

“Current Assets” means, as of the applicable time of determination, the Project Assets that are designated as current assets on Exhibit D (excluding, for the avoidance of doubt, any deferred Tax assets, Eligible Project Costs and cash or cash equivalents), calculated in accordance with GAAP consistently applied.

“Current Liabilities” means, as of the applicable time of determination, the Assumed Liabilities that are designated as current liabilities (other than deferred Tax liabilities) on Exhibit D, calculated in accordance with GAAP consistently applied.

“Damages” means all actual losses, Taxes, Liabilities, damages, lawsuits, deficiencies, claims, demands, costs and expenses, including interest, penalties, reasonable legal fees and all amounts paid in investigation, defense or settlement of any of the foregoing.

“De Minimis Affiliate Contract” has the meaning set forth in the Company Agreement.

“De Minimis Amount” has the meaning set forth in Section 8.6.3.

“Debt Commitment Letter” means the commitment letter dated as of the date hereof by and among the lenders party thereto (and any lenders who become party thereto by joinder in accordance with the terms thereof) and the Stonepeak Debt Affiliate, as may be amended, supplemented, replaced, extended or otherwise modified from time to time after the date of this Agreement.

“Debt Financing” means the debt financing described in the Debt Commitment Letter, together with any Substitute Debt Financing.

“Debt Financing Related Parties” means any former, current or future general or limited partners, stockholders, managers, members, agents, Representatives, Affiliates, successors or assigns of the Debt Financing Sources.

“Debt Financing Source” means each lender under the Debt Commitment Letter or financing provider under any Substitute Debt Financing, if applicable, and any agent, arranger, investor, potential lender, potential agent, potential arranger, potential investor, underwriter, initial purchaser and placement agent providing, or potentially providing or acting in connection with, any Debt Financing or Substitute Debt Financing, and any Affiliates and Representatives of any such Person.

“Direct Claim” has the meaning set forth in Section 8.5.1.

“Disclosure Schedule” means the Disclosure Schedules attached to this Agreement.

“Disqualified Person” has the meaning set forth in the Company Agreement.

“Dollars” or “$” means the lawful currency of the United States of America.

“Dominion Member” has the meaning set forth in the Preamble.

“Dominion Member Adjustment Amount” has the meaning set forth in Section 2.4.6(b).

“Dominion Member Taxes” means, without duplication, (a) any and all Taxes of the Company for a Pre-Closing Tax Period; (b) any and all Taxes for which the Company is liable (i) as a transferee or successor, by Contract or otherwise (other than any commercial agreement or Contract that is not primarily related to Taxes) by operation of Law, as result of an event, a relationship or a transaction occurring, or Contract entered into, before the Closing or (ii) under a Tax sharing, indemnity, allocation or other similar Contract or arrangement entered into prior to the Closing (other than any commercial agreement or Contract that is not primarily related to Taxes); (c) any and all Taxes of any member of an affiliated, consolidated, combined, unitary or similar group of which the Dominion Member or the Company was a member prior to the Closing, including pursuant to Treasury Regulations Section 1.1502-6 or any analogous or similar provision of state, local or non-U.S. Law; (d) any Taxes of the Dominion Member or its Affiliates (other than the Company); (e) any and all Transfer Taxes; and (f) any and all Taxes imposed on or with respect to the Contributed Assets attributable to any Pre-Closing Tax Period.

“Dominion Retained Liabilities” means all Liabilities and Damages, whether or not existing as of the date hereof:

(a) all Liabilities of the Dominion Member or its Affiliates to the extent not relating to, resulting from or arising out of the Project Assets (including under any Contract to which the Dominion Member or any of its Affiliates is a party and that is not a Project Asset);

(b) relating to any Dominion Member Taxes;

(c) (i) relating to any participation in any defined benefit pension plan or (including any related withdrawal liability, either complete or partial) or any other Benefit Plan of the Dominion Member or any of its Affiliates; (ii) arising from or relating to any present or former employees, directors, independent contractors or consultants of the Dominion Member or any of its Affiliates (including any claims for wages or other benefits, bonuses, accrued vacation, workers’ compensation, severance, retention or other payments); (iii) any change of control payments, transaction bonuses, severance payments, termination obligations, retention obligations and other similar amounts that become due or payable solely as a result of the transactions contemplated hereby, in each case, excluding, for the avoidance of doubt, any payment obligations or other Liabilities of the Company under the Project Management Agreement;

(d) relating to (i) the Head Bareboat Charter and any ancillary agreement related thereto and (ii) any other financing lease, head bareboat charter or similar contractual Liability incurred by Dominion Member or its Affiliates, with respect to financing the ownership, operation, development, charter or construction of a vessel used or to be used in connection to the Project; and

(e) related to the Excluded Assets.

“Economic Burdensome Condition” has the meaning set forth in Section 3.3.1(g).

“Effective Date” has the meaning set forth in the Preamble.

“Eligible Project Costs” means those documented costs and expenses incurred by the Dominion Member or the Company to develop, construct, own, and operate the Project prior to Closing, including related interconnection and transmission facilities, that have been approved or are reasonably expected by the Dominion Member, in accordance with the Prudent Operator Standard, to be approved, for cost recovery by the Virginia State Corporation Commission, the North Carolina Utilities Commission or any other applicable Governmental Authority with cost recovery authority with respect to the Project. For the avoidance of doubt, Eligible Project Costs shall not include any Transaction Expenses or any amounts accounted for in Working Capital.

“Emergency Situation” has the meaning set forth in the Company Agreement.

“Environmental Claim” means any Action, Court Order, notice of violation, notice of deficiency, notice of non-compliance, or written demand by any Person alleging violation of, or asserting liability under, any Environmental Law or with respect to an Environmental Permit, including for fines and penalties, investigatory costs, costs of response, removal, remediation or cleanup, governmental response costs, attorneys’ fees, damages or other Liability.

“Environmental Laws” shall mean any and all Laws (including common law) relating to the pollution or protection of the environment, natural resources and human health and safety (with respect to exposure to Hazardous Materials), including those regarding the Release or threatened Release of Hazardous Materials or the distribution, use, treatment, storage, disposal, transport or handling of, of exposure to, Hazardous Materials, including the Comprehensive Environmental Response Compensation and Liability Act (42 U.S.C. Sections 9601 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. Sections 6901 et seq.), the Clean Air Act (42 U.S.C. Sections 7401 et seq.), the Rivers and Harbors Act of 1899 (33 U.S.C. Section 403), Federal Aviation Administration Regulations (Navigation Hazards), Title 14 Code of Federal Regulations, Part 77, Safe Drinking Water Act (42 U.S.C. Section 300f et seq.), National Environmental Policy Act (42 U.S.C. Sections 4321 et seq.), Oil Pollution Act of 1990 (33 U.S.C. Section 2701 et seq.), Pollution Prevention Act of 1990 (42 U.S.C. Section 13101 et seq.), Endangered Species Act (16 U.S.C. Sections 1531 et seq.), Migratory Bird Treaty Act of 1918 (16 U.S.C. Sections 703 et seq.), Bald and Golden Eagle Protection Act (16 U.S.C. Sections 668 et seq.), Emergency Planning and Community Right-to-Know Act of 1986 (42 U.S.C. Sections 1101 et seq.), the Clean Water Act (33 U.S.C. Sections 1251 et seq.), Marine Mammal Protection Act (16 U.S.C. Sections 1361 et seq.) the Hazardous Materials Transportation Act (49 U.S.C. Sections 1801 et seq.), the National Historic Preservation Act (54 U.S.C. Sections 300101 et seq.), the Toxic Substances Control Act (15 U.S.C. Sections 2601 et seq.), the Outer Continental Shelf Lands Act (43 U.S.C. Section 1337(p)) and the regulations promulgated pursuant to any of the foregoing, any state and local ordinances, statutes and regulations, relating to the foregoing, all as may be amended from time to time.

“Environmental Permits” shall mean any Permits obtained from any Governmental Authority pursuant to applicable Environmental Laws.

“Equity Commitment Letter” has the meaning set forth in the recitals.

“Equity Interest” means, with respect to a Person, (a) any partnership interests or joint venture interest; (b) any membership interest or units; (c) any shares of capital stock; (d) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distribution of assets of, the issuing entity; (e) any subscriptions, calls, warrants, options, rights of first refusal or similar commitments entitling any Person or entity to purchase or otherwise acquire membership interests or units, capital stock, or any other equity securities or obligating a Person to issue, purchase, repurchase, redeem, transfer or sell any shares of its capital stock or other equity interests; (f) any securities convertible into or exercisable or exchangeable for partnership interests, membership interests or units, capital stock or any other equity securities of any of the foregoing; or (g) any other interest classified as an equity security.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Estimated Closing Cash Contribution” has the meaning set forth in Section 2.4.1.

“Excluded Assets” has the meaning set forth in Section 2.1.2, including any intercompany receivables between the Company and the Dominion Member settled prior to the Closing.

“Export Control Laws” means all U.S. and applicable non-U.S. Laws relating to export, reexport and transfer of items, technical data and technology, including, without limitation, the Export Administration Regulations (15 C.F.R. Parts 730-774), the International Emergency Economic Powers Act (50 U.S.C. §§1701–1706), the Export Control Reform Act of 2018 (50 U.S.C. §§4801-4861), the Arms Export Control Act (22 U.S.C. ch. 39), the International Traffic in Arms Regulations (22 C.F.R. Parts 120-130).

“FCPA” has the meaning set forth in the definition of “Anti-Corruption Laws”.

“FERC” means the Federal Energy Regulatory Commission or any successor agency thereto.

“Final Working Capital” means the amount of Working Capital, as finally determined by the Parties in accordance with Section 2.4.

“Firm” has the meaning set forth in Section 2.4.4.

“FPA” means the Federal Power Act, as amended, and FERC’s implementing regulations thereunder.

“Fraud” means, with respect to any Party, a knowing and intentional or willful misrepresentation or omission of a material fact in this Agreement or any Transaction Document delivered by such Party to another Party in connection with the consummation of transactions contemplated by this Agreement.

“Fundamental Representations” means: (a) with respect to the Dominion Member, the representations and warranties set forth in Section 5.1 (Due Organization and Authority), Section 5.2 (Due Authorization), Section 5.3 (Enforceability), Section 5.4(a) (Non-Contravention of Organizational Documents), Section 5.9 (Offshore Leases), Section 5.12 (No Brokers), Section 5.14 (Company.), Section 5.15.2 (No Indebtedness), Section 5.29 (Interim Period Material Contracts), Section 7.1 (Due Organization and Authority), Section 7.2 (Due Authorization), Section 7.3 (Enforceability) and Section 7.4(a) (Non-Contravention of Organizational Documents); and (b) with respect to the Partner Member, the representations and warranties set forth in Section 6.1 (Due Organization and Authority), Section 6.2 (Due Authorization), Section 6.3 (Enforceability), Section 6.4(a) (Non-Contravention of Organizational Documents) and Section 6.10 (No Brokers).

“GAAP” means generally accepted accounting principles in effect in the United States of America, consistently applied with the Dominion Member’s accounting policies as of the date hereof.

“Government Official” shall mean any officer or employee of a Governmental Authority, a public international organization, or any department or agency thereof, or any person acting in an official capacity for such government or organization, including (a) a foreign official as defined in the FCPA, (b) an officer or employee of a government-owned, controlled, operated enterprise, such as a national oil company and (c) any non-U.S. political party or party official or any candidate for foreign political office.

“Governmental Approvals” means any consent, approval, recording, registration, permit, license, franchise, concession, qualification, exemption or other authorization of any nature which is granted by any Governmental Authority.

“Governmental Authority” means any federal, state, local, municipal, foreign, tribal or other government or any political subdivision thereof, and any agency, authority, commission, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of government, or any arbitrator, court, or tribunal of competent jurisdiction.

“Hazardous Materials” shall mean any material, waste or substance that is defined, listed or identified as “hazardous,” “dangerous,” or “toxic,” or as a “pollutant” or “contaminant,” or words of similar import, or that is otherwise regulated under applicable Environmental Laws including, but not limited to, asbestos and asbestos-containing materials, petroleum and petroleum by-products, polychlorinated biphenyls, and per- or polyfluoroalkyl substances.

“Head Bareboat Charter” means that certain Bareboat Charter Agreement Hull No. B-212 t/b/n Charbydis by and between BA Leasing BSC, LLC, as Shipowner, and Blue Ocean Energy Marine, LLC, as Charterer, dated as of December 11, 2020, as amended by that certain first amendment dated as of December 22, 2022 and that certain second amendment dated as of June 21, 2023, as joined in by Dominion Energy, Inc. as Guarantor.

“Income Tax” means any U.S. federal, state or local or non-U.S. Tax measured by or imposed on net income.

“Indebtedness” means: (a) all obligations for borrowed money or with respect to deposits, overdrafts or advances with respect thereto; (b) all obligations evidenced by bonds, debentures, notes, mortgages, deeds of trust or similar instruments; (c) any accrued and unpaid interest on, fees owed, any prepayment or similar charges with respect to the obligations in clauses (a) and (b) above; (d) all obligations under any swap, collar, cap, hedge or other Contract or obligation in respect of commodity, interest rate or currency fluctuations; (e) any obligations, contingent or otherwise, under acceptance of credit, letters of credit, surety bonds, performance bonds, or similar facilities other than trade payables (to the extent such trade payables are included in the calculation of Working Capital), in each case, to the extent drawn; (f) any finance lease obligations required to be capitalized under GAAP; (g) all obligations issued or assumed as the deferred purchase price of property, all conditional sale obligations, all obligations under any title retention agreement, in each case incurred outside of the ordinary course of business; (h) all obligations issued or assumed as “earn-out” or other similar performance-based contingent payment obligations (excluding any payments in respect of milestones or similar ordinary course performance requirements), in each case, assuming the maximum possible amount of such obligation; and (i) any guaranty of any of the foregoing (without any double counting), in each case determined in accordance with, GAAP.

“Indemnified Party” has the meaning set forth in Section 8.5.1.

“Indemnifying Party” has the meaning set forth in Section 8.5.1.

“Initial Discount Amount” means $145,000,000.00.

“Intangible Rights” means with respect to any Personal Property, the rights related to such Personal Property set forth in Section 2.1.1(f)-(j).

“Interim Interconnection Service Agreement” means that certain Interim Interconnection Service Agreement by and among PJM and Virginia Electric and Power Company (PJM Queue Position #AF1-123/AF1-124/AF1-125), established as PJM Service Agreement No. 5885, and dated June 7, 2023.

“Interim Period” means the period from the Effective Date through and including the earlier of the Closing Date or the termination of this Agreement.

“Inter-Array Cables” means those inter-array cables produced (i) by JDR Cable Systems, LTD. pursuant to Purchase Order Number 70377670, dated as of November 13, 2020, by and between the Dominion Member and JDR Cable Systems, Ltd., as amended by that certain Change Order 001 dated as of November 17, 2020, as amended by that certain Change Order 002 dated as of October 11, 2021, and (ii) by Hellenic Cables SA, pursuant to Purchase Order Number 70377667, by and between the Dominion Member and Hellenic Cables SA, dated as of November 13, 2020, in order to satisfy the Beginning of Construction Requirement for the Project.

“Issued Interest” has the meaning set forth in the recitals.

“Jones Act Laws” means all shipping, dredging, towing, cabotage, transportation and coastwise trade laws of the United States of America that apply to the Project, including the U.S. Shipping Act of 1916, the Merchant Marine Act of 1920, the Passenger Vessels Services Act of 1886, the Foreign Dredge Act of 1906, and all applicable Laws codified in Title 46 of the United States Code and Title 19 of the Code of Federal Regulations, each as amended from time to time. Specifically, the term “Jones Act Laws” includes 46 U.S.C §§ 50101, 55102, 55103, 55109, and 551111 and 46 U.S.C. Chapters 121 and 551, together with any related provisions codified in the Code of Federal Regulations, including 19 C.F.R. §§ 4.80a and 4.80b, and any other rules and regulations promulgated by the U.S. Coast Guard and the U.S. Marine Administration and their practices of enforcing, administering, and interpreting such laws, statutes, rules, and regulations, in each case as amended or supplemented from time to time, relating to the ownership and operation of U.S. flag vessels operating in the U.S. coastwide trade.

“Law” or “Laws” means any federal, state, local, provincial, municipal, foreign, international or supranational law (including common law), statute, treaty, ordinance, rule, regulation, requirement, rule of law, order, code, ruling, writ, injunction, decree, directives or regulations or other official act of or by any Governmental Authority.

“Liability” shall mean any obligation and other liability, whether absolute, accrued, contingent, known or unknown, direct or indirect, liquidated or unliquidated, asserted or unasserted, including any fines, penalties, losses, fees, costs, interest, charges, expenses, damages, assessments, deficiencies, judgments, awards or settlements.

“Lien” means any lien, mortgage, deed of trust, collateral assignment, pledge, option, charge, restriction, right of first offer or refusal, preemptive right, security interest, claim, hypothecation, encumbrance or any items similar to the foregoing.

“Limited Guaranty” has the meaning as set forth in the recitals.

“Material Adverse Effect” means (a) with respect to the Dominion Member or the Company, (x) any event, change, development, circumstance or effect that prevents or materially impedes, or would reasonably be expected to prevent or materially impede, the performance by the Dominion Member or the Company of its obligations under, or the transactions contemplated by, this Agreement or the other Transaction Documents or (y) any event, change, development, circumstance or effect that, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on the Project Assets, the Company and the construction, ownership or operations of the Project, taken as a whole; provided, solely for the purposes of clause (y) that no event, change, development, circumstance or effect, directly or indirectly, arising out of, resulting from or relating to the following, individually or in the aggregate, shall constitute or be taken into account in determining whether a Material Adverse Effect has occurred: (i) conditions or developments in the economy, industry or markets in which the Company or Company Business or Project is involved, financial markets, interest rates, securities markets, commodity and trading markets, credit markets or fuel markets generally; (ii) (A) any conditions or developments in any local or regional transmission system, distribution system, independent system operator or transmission organization or (B) any action of inaction by any Governmental Authority with respect to any local or regional, transmission operator, independent system operator or retail access; (iii) changes in accounting rules or principles (or any interpretations thereof), including changes in GAAP; (iv) changes in any Laws or the interpretations thereof, or any changes in the enforcement thereof; (v) legal, regulatory or political conditions generally or in any specific region, including any change or effect resulting from or associated with acts of war or terrorism or changes imposed by a Governmental Authority to address concerns associated with war, hostilities, sabotage or terrorism; (vi) any acts of God, force majeure events, natural disasters, including any hurricane or severe weather; (vii) any global pandemic or pandemic affecting any country or region in which the Company conducts business, including the “COVID-19” pandemic, or any worsening condition; (viii) the announcement of the execution of this Agreement (or any other agreement to be entered into pursuant to this Agreement), or the pendency of or consummation of the transactions contemplated hereby, or the identity of the Partner Member, or consummation of the transactions contemplated hereby including the impact of any of the foregoing on any relationships, contractual or otherwise, with customers, suppliers, distributors, collaboration partners, joint venture partners, or regulators (excluding, with respect to the execution of this Agreement or the consummation of the transactions contemplated hereby, any change or effect that would be a breach or conflict with the representations of the Dominion Member in this Agreement to the extent the purpose of such representation and warranty is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement); (ix) any actions taken or requirements imposed by any Governmental Authority in connection with the State Regulatory Approvals; and (x) any actions to be taken at the written request of the Partner Member or expressly required by this Agreement; except in the case of clauses (a)(i) through (x), only to the extent that the event, change, development, circumstance or effect described in clauses (a)(i) through (x) does not disproportionately impact the Project Assets, the Company or the Project, taken as a whole, relative to other similarly situated industry participants or other similar projects and (b) with respect to the Partner Member, any event, change, development, circumstance or effect that prevents or materially impedes, or would reasonably be expected to prevent or materially impede, the performance by the Partner Member of its obligations under, or the transactions contemplated by, this Agreement or the other Transaction Documents.

“Material Construction and Procurement Agreements” means the agreements set forth on Schedule 1.1(c).

“Material Contract” means the following Contracts to which the Company, Dominion Member or any of its Affiliates (except as provided in (c) below) is a party, to the extent primarily related to the Project, or that otherwise will constitute a Project Asset:

(a) each Contract involving the sale or other disposition of electricity, renewable energy credits or Tax credits (including PTCs);

(b) each interconnection Contract or Contract for transmission of electricity;

(c) each Contract related to operation or leasing of a vessel (including charters and subcharters) or terminal services (including the Vessel Charter Agreement and the Port Agreements, but excluding the Head Bareboat Charter);

(d) each offshore lease;

(e) each cable crossing agreement;

(f) each third-party Contract which provides for aggregate payments to or from such third party in excess of $20,000,000 in any calendar year or in the aggregate;

(g) each Contract evidencing Support Obligations;

(h) each Contract which contains any covenant which materially restricts the Dominion Member or the Company from competing or engaging in the Company Business (excluding for the avoidance of doubt ordinary course non-solicitation covenants);

(i) each Contract constituting a Project Asset that involves the (i) creation, incurrence, assumption or guarantee of any outstanding Indebtedness, (ii) extension of credit by the Company to any Person or (iii) the creation or imposition of a Lien (other than Permitted Liens) on any Project Assets, whether tangible or intangible;

(j) each Affiliate Contract and any Contract pursuant to which the Dominion Member or the Company generates revenue with respect to the Project;

(k) each Contract providing for the formation, creation, governance or control of any partnership, joint venture, or other similar investment in any Person;

(l) each Contract that (i) contains a put, call or similar right pursuant to which the Dominion Member or Company could be required to purchase or sell, as applicable, any assets or Equity Interests of any Person or any assets of the Project (excluding any swap, collar, cap, hedge or other Contract or obligation in respect of commodity, interest rate or currency fluctuations) or (ii) grants any preferential purchase rights, rights of first offer or refusal or option to purchase or otherwise acquire any interest in any of the properties or assets owned by the Dominion Member or Company or otherwise related to the Project;

(m) any Material Construction and Procurement Agreements; and

(n) any legally binding commitment to enter into any of the foregoing.

“Material Supplement” has the meaning set forth in Section 3.4.

“Members” shall mean the Dominion Member and the Partner Member, and each other member of the Company admitted as such pursuant to the terms of the Company Agreement.

“Non-Party Affiliates” has the meaning set forth in Section 11.18.

“North Carolina Revenue Contract” means that certain North Carolina Revenue Contract, by and between the Dominion Member and the Company in the form attached hereto as Exhibit E or as otherwise mutually agreed between the Parties.

“Objection Notice” has the meaning set forth in Section 2.4.4.

“Offshore Lease” has the meaning set forth in Section 5.9.

“Owned Real Property” has the meaning set forth in Section 5.8.1.

“Partner Member” has the meaning set forth in the Preamble.

“Partner Member Adjustment Amount” has the meaning set forth in Section 2.4.6(a).

“Partner Member Proposed Cure” has the meaning set forth in Section 3.3.1(g).

“Party” and “Parties” has the meaning set forth in the Preamble.

“Pending Permits” means all material Permits (excluding short-term temporary Permits) that are required to be obtained by the Company or its Subsidiaries for the development, construction, ownership or operation of the Project Assets that have not been granted or issued.

“Permit” means any permit, license, franchise, registration, variance, authorization, certificate of occupancy (or local equivalent), tariff, certification, certificate of authority and approvals granted or issued by or under the authority of any Governmental Authority, including any of the foregoing issued pursuant to Environmental Laws.

“Permitted ECL Transferee” means any Person to whom [***], makes any assignment of its obligations under the Equity Commitment Letter, provided (i) such assignment is in accordance with the terms of the Equity Commitment Letter and (ii) such assignee is set forth in the filings with respect to the State Regulatory Approval.

“Permitted Liens” means (a) carriers, warehouseman, laborer’s, workmen’s, repairmen’s, mechanics, materialmen or other similar statutory Liens which have arisen in the ordinary course of business and that secure amounts that are not yet due and payable for which adequate cash reserves, bonds or other security have established in accordance with GAAP; (b) imperfections of title that do not interfere in any material adverse respect with the ownership or use of particular assets of the Project; (c) non-monetary Liens which, individually or in the aggregate, do not have a material impact on the use of the asset to which they relate; (d) Liens created pursuant to any Transaction Document; and (e) Liens for current period real and personal property Taxes that are not yet due and payable and for which appropriate reserves have been established in accordance with GAAP.

“Permitted Updates” means any update to Schedules 5.8.1, 5.8.2, 5.8.3, 5.8.4, 5.13, 5.15.2, 5.17 or 5.18.1(a)to account for any of the following matters, in each case arising after the Effective Date: (a) any consent, Permit or Contract applied for, entered into or obtained by Dominion Member or the Company in connection with consummation of the transactions contemplated by, and in compliance with, this Agreement, including all obligations, requirements, limitations, and any review and approval rights under this Agreement with respect thereto; (b) any action approved or consented to by Partner Member or pursuant to receipt of any required regulatory consents listed on Schedule 4.4.4 or 4.4.5 in accordance with this Agreement; or (c) any Contract, matter or other item that is canceled, novated or settled in full on or prior to Closing in compliance with this Agreement (including Section 3.2).

“Person” means any natural person or any firm, partnership, limited liability partnership, association, corporation, limited liability company, joint venture, trust, business trust, sole proprietorship, Governmental Authority or other entity or any division thereof.

“Personal Property” has the meaning set forth in Section 2.1.1(c).

“PJM” means PJM Interconnection, L.L.C., or any successor regional transmission organization thereto.

“Port Agreements” means (a) that certain Deed of Lease, dated August 17, 2021, by and between Virginia Port Authority and the Dominion Member, as amended (the “Portsmouth Lease”); and (b) that certain Amendment and Restatement of the Terminal Services Agreement, dated August 24, 2023, between Virginia International Terminals, LLC and the Dominion Member, as amended.

“Portsmouth Lease” has the meaning set forth in the definition of “Port Agreements”.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date and the portion of any Straddle Period ending on and including the Closing Date.

“Prime Rate” means for any day, the rate of interest per annum published from time to time by The Wall Street Journal as the “prime rate”.

“Project” has the meaning set forth in the recitals.

“Project Assets” has the meaning as set forth in Section 2.1.1.

“Project COD” has the meaning set forth in the Company Agreement.

“Project Financial Statements” has the meaning set forth in Section 5.15.1.

“Project Management Agreement” means the agreement for the management of the design, procurement, construction, commissioning, completion, operations, maintenance and decommissioning of the Project, in substantially the form attached hereto as Exhibit F or as otherwise mutually agreed between the Parties, to be entered into by and between the Company and the Dominion Member or its Affiliate on or prior to the Closing.

“Project Material Adverse Effect” means any event, change, development, circumstance or effect that, individually or in the aggregate, has had, or would reasonably be expected to have a material adverse effect on the cost recovery or the revenue requirement, in each case, under Rider OSW.

“Project Net Revenue Amount” means [***].

“Project Permits” has the meaning set forth in Section 5.18.1.

“Project Revenue” means all revenue of the Dominion Member or any of its Affiliates attributable to the Project (including under Rider OSW) from January 1, 2025 until and including the Closing Date.

“Project Studies” means with respect to the Project (a) any request by the Dominion Member or any of its Affiliates to a Governmental Authority for a material study related to the development, construction, ownership, management, or operation of the Project and the study produced as a result of such request, in each case, delivered during the three (3) year period immediately prior to the date hereof, and (b) any material formal written report prepared by the Dominion Member or any of its Affiliates, or by a third party at the request of the Dominion Member or any of its Affiliates, and delivered during the three (3) year period immediately prior to the date hereof, relating to (i) wind speed and production, ground conditions (onshore and offshore), bathymetry, marine mammals, commercial fisheries, shipping and navigation, avian and bat studies and/or radar and aviation or (ii) interconnection, network or other infrastructure upgrade costs associated with the development of the Project, excluding, in each case, Appendix F (Maritime Archaeological Resources Assessment) of the BOEM construction and operations plan and any raw testing data.

“Prudent Operator Standard” has the meaning set forth in the Company Agreement.

“PTC” means the production tax credit described in Section 45 of the Code.

“PTC Labor Requirements” mean the “Prevailing Wage Requirements” and the “Apprenticeship Requirements” set forth in Code Sections 45(b)(7) and 45(b)(8), respectively.

“Public Utility Holding Company Act” means the Public Utility Holding Company Act of 2005, and the rules and regulations adopted thereunder.

“Real Property” has the meaning set forth in Section 5.8.3.

“Real Property Leases/Easements” means the leases, subleases, licenses, easements and other interests in real property related to the Project (other than the Owned Real Property) (excluding for the avoidance of doubt any real property, leases or easements on the transmission-side of the point of interconnection at the Harpers Road Switching Station). For clarity, the term “Real Property Leases/Easements” includes the Portsmouth Lease.

“RECs” or “Renewable Energy Credits” means any credits, credit certificates, green tags or similar environmental or green energy attributes (such as those for greenhouse gas reduction or the generation of green power or renewable energy) created by a Governmental Authority and/or independent certification board or group generally recognized in the electric power generation industry, and generated by or associated with the Project or electricity produced therefrom, but specifically excluding any and all state tax credits and PTCs.

“Regulatory Assets” means, as of the applicable time of determination and after giving effect to the contribution of the Contributed Assets to the Company, the regulatory assets of the Company that are designated as regulatory assets on Exhibit D (excluding any Eligible Project Costs), calculated in accordance with GAAP.

“Regulatory Liabilities” means, as of the applicable time of determination and after giving effect to the contribution of the Contributed Assets to the Company, the regulatory liabilities of the Company that are designated as regulatory liabilities on Exhibit D, calculated in accordance with GAAP.

“Release” means any release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching or migration into or through the indoor or outdoor environment.

“Remedial Action” has the meaning set forth in Section 3.3.1(e).

“Representatives” means, with respect to any Person, such Person’s directors, managers, members, officers, employees, agents, partners, direct and indirect equityholders, attorneys, consultants, financing sources, accountants, or other advisors.

“Restricted Affiliate” means (a) Stonepeak GRF Fund, (b) any Permitted ECL Transferee and (c) each of their respective Subsidiaries and any Person that is Controlled by Stonepeak GRF Fund or any Permitted ECL Transferee (excluding, in each case, any Stonepeak Portfolio Companies thereof).

“Rider OSW” means the rate adjustment clause designed as Rider Offshore Wind (as defined in the VSCC Order) as approved by the Virginia State Corporation Commission for the recovery of costs incurred to construct, own, and operate the offshore wind facilities and related interconnection and transmission facilities that comprise the Project.

“Sanctions and Trade Control Laws” means all Laws of any jurisdiction applicable to the Dominion Member or its subsidiaries from time to time concerning or relating to (a) U.S. and applicable international economic and trade sanctions and embargoes, including any sanctions or sanctions-related legal measures administered and enforced by the U.S. Department of State and the U.S. Department of the Treasury (including the Office of Foreign Assets Control), (b) controls on exportation, including regulations administered by the U.S. Department of Commerce, the U.S. Department of State or the Bureau of Customs and Border Protection of the U.S. Department of Homeland Security, (c) antiboycott requirements, including regulations administered by the U.S. Department of Commerce and U.S. Department of the Treasury, (d) customs and import controls, including regulations administered by U.S. Customs and Border Protection and (e) similar sanctions, export and import controls, and antiboycott Laws administered or enforced by the United Nations Security Council, the European Union, His Majesty’s Treasury and any other relevant Governmental Authority.

“Schedule Supplement” has the meaning set forth in Section 3.4.

“Securities Act” means the Securities Act of 1933, as amended, and any successor statute thereto and the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

“State Regulatory Approval” means any required consent or approval of the Virginia State Corporation Commission and the North Carolina Utilities Commission for the transactions contemplated hereby.

“Stonepeak” means [***] or any subsidiary, or any successor advisor, manager or controlling person of the investment funds or vehicles advised, managed or Controlled thereby.

“Stonepeak Debt Affiliate” means [***].

“Stonepeak GRF Fund” means [***].

“Stonepeak Portfolio Company” means any portfolio company (as such term is commonly understood in the private equity industry), in each case of Stonepeak or any of the investment funds or investment vehicles affiliated with, or managed, Controlled or advised by Stonepeak.

“Stonepeak Sponsor” means the parties to the Equity Commitment Letter that are the Partner Member’s Affiliates after giving effect to any permitted assignment thereunder.

“Straddle Period” means any Tax period that begins on or before and ends after the Closing Date.

“Subsidiary” means, with respect to any Person, any corporation fifty percent (50%) or more of whose stock of any class or classes having by the terms thereof ordinary voting power to elect a majority of the directors of such corporation is at the time owned by such Person, directly or indirectly through one or more Subsidiaries, and any other Person, including a joint venture, a general or limited partnership or a limited liability company, in which such Person, directly or indirectly through one or more Subsidiaries, at the time owns at least fifty percent (50%) or more of the ownership interests entitled to vote in the election of managing partners, managers or trustees thereof (or other Persons performing such functions) or acts as the general partner, managing member, trustee (or Persons performing similar functions) of such other Person.

“Substitute Debt Financing” means alternative debt financing for all or any applicable portion of the Debt Financing, on terms (including structure, covenants and pricing) not materially less favorable (taken as a whole) to the Partner Member than those contained in the Debt Commitment Letter or as otherwise acceptable to the Partner Member and with lenders or holders, as applicable, reasonably satisfactory to the Partner Member, from the same or alternative sources, which may include one or more of a senior secured debt financing or other financing, or any combination thereof, in an amount such that the aggregate funds that would be available to the Partner Member at the Closing, including other available cash sources, will be sufficient to satisfy the Partner Member’s obligations under this Agreement and to consummate the transactions contemplated hereby and to pay all fees and expenses required to be paid in connection herewith and with the Debt Financing; provided, that such Substitute Debt Financing shall not, without the prior written consent of the Dominion Member contain new or additional conditions to funding and Closing, or otherwise modify or expand any condition to funding or Closing, in each case, in any manner that would reasonably be expected to materially delay, impede or prevent the Closing.

“Support Obligations” has the meaning set forth in Section 5.20.

“Supplemental Filing” means the notification and request for approval in the supplemental testimony filing made in Virginia State Corporation Commission Case No. PUR-2023-00195 to begin projecting rate base, depreciation expense, and certain other related costs into the rate year in future revenue requirements for Rider OSW for any future filing with respect to same subject matter.

“Survival Period” has the meaning set forth in Section 8.2.

“Tax” or “Taxes” means all taxes, including all charges, fees, duties, imposts, levies or other assessments in the nature of a tax, now or hereafter imposed by a Governmental Authority, including U.S. federal, state or local or non-U.S. net or gross income, gross receipts, sales, goods and services, use, ad valorem, business, transfer, franchise, license, withholding, payroll, employment, national insurance contributions, excise, severance, stamp, occupation, premium, production, personal property, real property, capital stock, profits, social security (or similar), unemployment, disability, registration, value added, estimated, alternative or add-on minimum taxes, together with any related interest, penalties, additions to tax or additional amounts imposed by any Governmental Authority.

“Tax Refunds” has the meaning set forth in Section 9.3.

“Tax Return” means any report, statement, form, return, election, claim for refund, schedule or other document or information filed, supplied or required to be filed or supplied to a Governmental Authority in connection with Taxes or the administration of any Laws, regulations or administrative requirements relating to any Taxes, including any amendment or supplement thereto.

“Technical Data” has the meaning set forth in Section 11.12.

“Termination Claim” has the meaning set forth in Section 10.2.5.

“Termination Date” means December 31, 2024, provided if as of such date all conditions to Closing (other than those conditions that by their nature are to be satisfied at the Closing) have been, or are capable of being, satisfied or waived other than the conditions to Closing set forth in Sections 4.4.4, 4.4.5, 4.5.4 or 4.5.5, the Termination Date shall become March 31, 2025.

“Termination Fee” has the meaning set forth in Section 10.2.2.

“Termination Fee Payor” has the meaning set forth in Section 10.2.4.

“Termination Fee Recipient” has the meaning set forth in Section 10.2.4.

“Third Party Claim” has the meaning set forth in Section 8.5.1.

“Threshold” has the meaning set forth in Section 8.6.2.

“Transaction Documents” means, collectively, this Agreement, the Company Agreement, the Assignment and Assumption Agreement, the Project Management Agreement, the Limited Guaranty, the Billing Services Agreement, the Equity Commitment Letter and all other documents, certificates or other instruments delivered or required to be delivered by any Party or any of its Affiliates at the Closing pursuant to this Agreement.

“Transaction Expenses” means, (a) all fees and expenses incurred by or on behalf of, or to be paid by, the Dominion Member or its Affiliates in connection with the transactions contemplated by the Transaction Documents, including all fees and expenses of counsel, financial advisors, investment bankers, brokers, finders, accountants, consultants, and other advisors and service providers to any such Person and (b) all change in control, success, stay, retention, transaction or other similar compensatory bonuses or payments payable to any employee or service provider of the Dominion Member or any of its Affiliates as a result of the consummation of the transactions contemplated by the Transaction Documents.

“Transfer Tax” means any sales, use, transfer, real property transfer, recording, documentary, stock transfer and other similar Tax and fees imposed in connection with the transactions contemplated by this Agreement; provided, however, that the term “Transfer Tax” shall not include any Income Tax.

“Treasury Regulations” means the regulations promulgated under the Code by the United States Department of Treasury (including proposed or temporary regulations to the extent they may be relied upon by taxpayers), as amended from time to time.

“Vessel Charter Agreement” means the Supply Time Charter for Offshore Service Vessels in relation to Charybdis (IMO number 9941922) by and between Blue Ocean Energy Marine, LLC and Virginia Electric and Power Company dated as of January 3, 2023, as amended.

“Vessel Strategy” has the meaning set forth in Section 5.10.4.

“VSCC Order” means the final order issued by the Virginia State Corporation Commission on August 5, 2022, as modified by the order on reconsideration on December 15, 2022, in Case No. PUR-2021-00142.

“Working Capital” means, as of any date and time of determination, the sum of (a) Current Assets, plus (b) any other Regulatory Assets, minus (c) the Current Liabilities, minus (d) any other Regulatory Liabilities, in each case, as of the Closing.

“Working Capital Adjustment Amount” means the difference between the Final Working Capital and $0, as calculated in accordance with the methodology set forth on Exhibit D.

1.2 Interpretation. In this Agreement, unless the context otherwise requires:

1.2.1 words expressed in the singular shall include the plural and vice versa, and words expressed in the masculine shall include the feminine and neuter gender and vice versa;

1.2.2 references to Sections, Schedules, Exhibits, Preamble and Recitals are references to sections, schedules, exhibits, preamble and recitals of this Agreement;

1.2.3 this “Agreement” or any other agreement, document, statute, Law or regulation shall be construed as a reference to this Agreement or, as the case may be, such other agreement, document, statute, Law or regulation as the same may have been, or may from time to time be, amended, varied, novated or supplemented;

1.2.4 any reference to any Person shall include its successors and permitted assigns and, in the case of any Governmental Authority, any Person succeeding to its functions and capacities;

1.2.5 any reference to “this Agreement”, “herein”, “hereof” or “hereunder” shall be deemed to be a reference to this Agreement as a whole (which includes the Disclosure Schedules and Exhibits) and not limited to the particular Section, Disclosure Schedule, Exhibit or provision in which the relevant reference appears;

1.2.6 “include”, “includes” and “including” are deemed to be followed by “without limitation” whether or not they are in fact followed by such words or words of similar import;

1.2.7 any reference to any Disclosure Schedule includes any updates thereto made pursuant to the provisions of Section 3.4;

1.2.8 all accounting terms used herein and not otherwise defined herein will have the meanings accorded them under GAAP and, except as expressly provided herein, all accounting determinations will be made in accordance with GAAP in effect at the time of such determinations;

1.2.9 any references to any Law shall be deemed to be references to such Law as amended, supplemented or modified from time to time and in effect at any given time (and, in the case of any Law, to any successor provisions);

1.2.10 all monetary figures or references to Dollars and/or “$” shall be in United States Dollars unless otherwise specified;

1.2.11 the phrases “delivered,” “provided to,” “made available” and “furnished to” and phrases of similar import when used herein mean, with respect to any statement herein to the effect that any information, document or other material has been “delivered,” “provided to,” “made available to” or “furnished to” the Partner Member, that such information, document or material was made available for review by the Partner Member and its Representatives at least one Business Day prior to the date hereof, in the virtual data room set up by the Dominion Member on Intralinks named “Project Venice” in connection with this Agreement;

1.2.12 the phrase “ordinary course of business” shall be deemed to be followed by the phrase “consistent with past practice”;

1.2.13 any references to the Company in the present tense shall be interpreted refer to the Company after its formation;

1.2.14 any representation or warranty regarding the Company in Article V or Article VI shall refer to the Company assuming the Company has been formed and the Contributed Assets have been contributed to the Company pursuant to the Company Agreement (subject to receipt of the State Regulatory Approval) and this Agreement; and

1.2.15 when in this Agreement a representation or warranty is made on the basis of knowledge or awareness of a Party, such knowledge or awareness consists only of the actual knowledge or awareness, after reasonable inquiry, of the following Persons (or, if applicable, any such Person’s successor in job title or function): (a) the case of the Dominion Member, the Persons set forth on Schedule 1.2.15(a); and (b) the case of the Partner Member, the Persons set forth on Schedule 1.2.15(b), and does not include the knowledge and awareness of any other Person or any constructive or imputed knowledge of the above described persons.

ARTICLE II. CONTRIBUTIONS

2.1 Contributions at the Closing Date. Subject to the satisfaction or waiver of the conditions precedent set forth in Sections 4.4 and 4.5, at the closing of the transactions contemplated by this Agreement (the “Closing”), in accordance with the Company Agreement, (a) the Dominion Member shall contribute, assign, transfer, convey all of the Contributed Assets (subject to Section 3.3.4) and the Issued Interest shall become one hundred percent (100%) of the Class A Units of the Company and (b) the Partner Member shall contribute to the Company the Estimated Closing Cash Contribution in exchange for one hundred percent (100%) of the Class B Units of the Company, to be delivered free and clear of all Liens, other than restrictions on transfer under federal and state security Laws.

2.1.1 As used herein, the term “Project Assets” means all of the Dominion Member’s or its Affiliates’ (except as provided in (a) below) right, title or interest in and to any asset, property, Permit or Contract that is primarily related to the Project, including the following:

(a) any rights with respect to any vessel charter (but excluding, for the avoidance of doubt, the Head Bareboat Charter and any ownership of any vessel);

(b) any real property, leases or easements (including any improvements, fixtures or other appurtenances thereto) and the condemnation proceedings described in Schedule 5.8.3 (excluding for the avoidance of doubt any real property, leases or easements on the transmission-side of the point of interconnection at the Harpers Road Switching Station);

(c) all equipment and personal property (including all trade fixtures, wind turbines, monopiles, foundations, transition pieces, transformers, substations and cables) (“Personal Property”);

(d) all Contracts, including the Material Contracts and contracts and agreements described in Schedule 5.8.4;

(e) all Permits;

(f) all rights, claims, credits, causes of action, lawsuits, judgments, rights of recovery and rights of set-off of any kind to the extent relating to any of the other Project Assets, including any unliquidated rights under manufacturers’ and vendors’ warranties;

(g) all credits, prepaid expenses, deferred charges, advance payments, security deposits and prepaid items;

(h) all accounts or notes receivable, and any security, claim, remedy or other right to the extent arising from or related to any other Project Assets or the Assumed Liabilities;

(i) all rights under warranties, indemnities and all similar rights against third parties to the extent arising from or related to any other Project Assets or the Assumed Liabilities;

(j) all insurance benefits, including rights and proceeds, arising from or relating to the Project, the Project Assets or the Assumed Liabilities; and

(k) to the extent not included in the foregoing, (i) all other assets, rights, privileges and claims to the extent primarily relating to any of the other Project Assets, including for the avoidance of doubt, any such assets acquired after the date hereof or Contracts entered into after the date hereof and (ii) any amendments and amendments and restatement of Contracts (subject to any approval required pursuant to the terms of this Agreement) to the extent that the underlying Contract would have otherwise constituted a Project Asset;

provided, however, that the Project Assets shall exclude all Excluded Assets.

2.1.2 As used herein, the term “Excluded Assets” means, collectively all assets listed on Schedule 2.1.2.

2.2	Acceptance and Assumption.

2.2.1 As set forth in the Company Agreement (subject to receipt of the State Regulatory Approval), at the Closing, the Company shall accept the Contributed Assets and the Estimated Closing Cash Contribution contributed to it on the Closing Date, to have, possess and hold the same, together with all benefit and advantage to be derived therefrom absolutely, all in accordance with the provisions of this Agreement, the Company Agreement and applicable Law.

2.2.2 As set forth in the Company Agreement (subject to receipt of the State Regulatory Approval), the Parties acknowledge and agree that simultaneously with the acceptance by the Company of the Contributed Assets at the Closing, the Company shall assume the Assumed Liabilities.

2.3	Closing.

2.3.1 The Closing shall be held at the offices of McGuireWoods LLP, Gateway Plaza, 800 East Canal Street, Richmond, VA 23219, on the twelfth (12th) Business Day following the satisfaction or waiver of the conditions to the Closing set forth in Sections 4.4 and 4.5 (other than those conditions that by their nature are to be satisfied on the Closing Date, but subject to the satisfaction (or waiver, in writing, by the Party that is the beneficiary thereof) of such conditions on the Closing Date), or at such other time, place and date as the Parties mutually agree in writing. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

2.3.2 On the Closing Date, in addition to the closing documents that are required to be delivered by each Party, each Party will execute and deliver any additional documents and instruments that may be reasonably necessary or appropriate to effectuate the contribution to the Company of the Contributed Assets and the Closing Cash Contribution.

2.3.3 The Partner Member shall contribute the Estimated Closing Cash Contribution to the Company by wire transfer of immediately available funds in Dollars to the account specified in advance by the Company.

2.3.4 As set forth in the Company Agreement (subject to receipt of the State Regulatory Approval), immediately after the Closing, the Company shall, pursuant to and in accordance with the Company Agreement, make a cash distribution to the Dominion Member in an amount equal to one hundred percent (100%) of the Estimated Closing Cash Contribution.

2.4	Closing Cash Contribution Determination.

2.4.1 At least five (5) Business Days prior to the Closing Date, the Dominion Member shall prepare and deliver to the Partner Member a good faith estimate of the Closing Cash Contribution (the “Estimated Closing Cash Contribution”), including each of the components thereof. Following delivery of the Dominion Member’s calculation of the Estimated Closing Cash Contribution, to the extent reasonably requested by the Partner Member, the Dominion Member shall make available to the Partner Member supporting documentation used in preparing the Estimated Closing Cash Contribution and the Dominion Member shall consider any reasonable comments provided by the Partner Member in good faith based on the Partner Member’s review of the Estimated Closing Cash Contribution and such documentation.

2.4.2 Within ninety (90) days after the Closing Date, the Dominion Member shall prepare and deliver to the Partner Member a statement (the “Closing Statement”) setting forth the Dominion Member’s good faith calculation and determination of the Closing Cash Contribution, including each of the components thereof and reasonable supporting documentation, schedules and calculations underlying the Closing Statement along with a reconciliation of the Closing Cash Contribution to the Estimated Closing Cash Contribution.

2.4.3 Following the Closing, the Dominion Member shall (a) permit the Partner Member to have reasonable access to the books, records and other documents (including work papers, schedules, financial statements, memoranda, etc.) pertaining to or used in connection with the preparation of the Closing Statement and the Dominion Member’s calculation of the Closing Cash Contribution and provide the Partner Member with copies thereof (as reasonably requested by the Partner Member) and (b) provide the Partner Member and its Representatives reasonable access to the Dominion Member’s employees and advisors; provided, however, that in each case any such investigation shall be conducted during normal business hours upon reasonable advance notice to the Dominion Member (but in no event less than one (1) Business Days’ prior written notice), under the supervision of the Dominion Member’s personnel and in such a manner as not to interfere with the normal operations of the Dominion Member.

2.4.4 If the Partner Member disagrees with any part of the Dominion Member’s calculation of the Closing Cash Contribution as set forth on the Closing Statement, the Partner Member shall, within ninety (90) days after the Partner Member’s receipt of the Closing Statement, notify the Dominion Member in writing of such disagreement (an “Objection Notice”). If an Objection Notice is delivered to the Dominion Member within such ninety (90) day period, then the Partner Member and the Dominion Member shall negotiate in good faith to resolve their disagreements with respect to the computation of the Closing Cash Contribution. The Partner

Member and the Dominion Member each acknowledge and agree that all discussions related to the Objection Notice are, without prejudice, communications made in confidence with the intent of attempting to resolve a litigious dispute and are subject to settlement privilege. In the event that the Partner Member and the Dominion Member are unable to resolve all such disagreements within the thirty (30) day period following the Dominion Member’s receipt of such Objection Notice, or such longer period as the Partner Member and the Dominion Member may mutually agree in writing, the Partner Member and the Dominion Member shall submit such remaining disagreements to KPMG LLP, or, if such firm refuses or is otherwise unable to act in such capacity, a nationally-recognized valuation or consulting firm as is reasonably acceptable to the Partner Member and the Dominion Member (the “Firm”).

2.4.5 The Firm shall act as an expert and not as an arbitrator, and make a final and binding determination with respect to the computation of the Closing Cash Contribution, including each of the components thereof, only to the extent such amounts are in dispute as specified in the Objection Notice, in accordance with the guidelines and procedures set forth in this Agreement. The Partner Member and the Dominion Member shall cooperate with the Firm during the term of its engagement and shall use commercially reasonable efforts to cause the Firm to resolve all remaining disagreements with respect to the computation of the Closing Cash Contribution, including each of the components thereof, as soon as practicable. The Firm shall consider only those items and amounts in the Partner Member’s and the Dominion Member’s respective calculations of the Closing Cash Contribution, including each of the components thereof. In resolving any disputed item, the Firm may not assign a value to any disputed item greater than the greatest value for such disputed item claimed by either the Partner Member in the Objection Notice or the Dominion Member in the Closing Statement or less than the smallest value for such disputed item claimed by either the Partner Member in the Objection Notice or the Dominion Member in the Closing Statement. The Partner Member and the Dominion Member shall instruct the Firm to, and the Firm shall, make its determination based solely on written presentations submitted by the Partner Member and the Dominion Member. The Closing Cash Contribution, including each of the components thereof, shall become final and binding on the Parties on the date the Firm delivers its final resolution in writing to the Partner Member and the Dominion Member (which final resolution shall be requested by the Parties to be delivered not more than thirty (30) days following submission of such disputed matters), and such determination shall not be subject to appeal or further review. For the avoidance of doubt, each of the Parties shall bear all fees and expenses incurred by it under Section 2.4.4 and this Section 2.4.5; provided, however, the fees and expenses of the Firm shall be allocated to be paid by the Partner Member, on the one hand, and Dominion Member, on the other, based upon the percentage that the portion of the contested amount not awarded to each Party bears to the amount actually contested by such Party, as determined by the Firm. For example, if the Partner Member claims in an Objection Notice that the Closing Cash Contribution is one thousand Dollars ($1,000) less than the amount determined by the Dominion Member in the Closing Statement, and if the Firm ultimately resolves the dispute by determining that the Closing Cash Contribution is six hundred Dollars ($600) less than the amount determined by the Dominion Member, then the costs and expenses of the Firm will be allocated sixty percent (60%) (i.e., 600 ÷ 1,000) to the Dominion Member and forty percent (40%) (i.e., 400 ÷ 1,000) to the Partner Member.

2.4.6 Within five (5) Business Days after the Closing Cash Contribution, including each of the components thereof, is finally determined pursuant to this Section 2.4:

(a) if the Closing Cash Contribution as finally determined pursuant to this Section 2.4.6 is less than the Estimated Closing Cash Contribution (the amount of such shortfall, the “Partner Member Adjustment Amount”) then as set forth in the Company Agreement (subject to receipt of the State Regulatory Approval) (i) the Dominion Member shall contribute cash to the Company an amount equal to the Partner Member Adjustment Amount and (ii) the Company shall make a cash distribution to the Partner Member in an amount equal to the Partner Member Adjustment Amount;

(b) if the Closing Cash Contribution as finally determined pursuant to this Section 2.4.6 is greater than the Estimated Closing Cash Contribution (the total amount of such excess, the “Dominion Member Adjustment Amount”), then as set forth in the Company Agreement (subject to receipt of the State Regulatory Approval) (i) the Partner Member shall contribute cash to the Company an amount equal to the Dominion Member Adjustment Amount and (ii) the Company shall make a cash distribution to the Dominion Member in an amount equal to the Dominion Member Adjustment Amount; or

(c) if the Closing Cash Contribution is equal to Estimated Closing Cash Contribution, then neither Party shall make any payments under this Section 2.4.6.

(d) The Parties agree to treat any payment made pursuant to this Section 2.4.6 as an adjustment to the amount of the Estimated Closing Cash Contribution and the amount distributed pursuant to Section 2.3.4 for Tax purposes, unless otherwise required by applicable Law.

2.5 Tax Characterization. For Income Tax purposes and for purposes of applying the tax and accounting provisions of the Company Agreement, each of the Parties agrees to report the transactions contemplated by this Agreement as follows, except as required by a “determination” within the meaning of Section 1313 of the Code (or any comparable provision of applicable U.S. state or local or non-U.S. Tax Law):

2.5.1 Prior to the Closing, the Company is treated as an entity disregarded as separate from the Dominion Member for Income Tax purposes.

2.5.2 Consistent with Revenue Ruling 99-5 (situation 2), at the Closing, upon the Partner Member’s Estimated Closing Cash Contribution as described in Section 2.1, (a) the Company will cease to be a disregarded entity for U.S. federal Income Tax purposes, and will become a newly created partnership for U.S. federal income Tax purposes, (b) subject to Section 2.5.4, the Dominion Member will be treated as making a Capital Contribution of all the assets and liabilities of the Company, if any, and the Contributed Assets and the Assumed Liabilities to the newly-formed partnership (i.e., the Company) in exchange for the Class A Units pursuant to Code Section 721(a) and (c) the Partner Member will be treated as making a Capital Contribution of the Estimated Closing Cash Contribution to the Company in exchange for the Class B Units pursuant to Code Section 721(a).

2.5.3 The Beginning of Construction Requirement will be treated as met with respect to the Project.

2.5.4 The amount distributed to the Dominion Member pursuant to Section 2.3.4 (as adjusted pursuant to Section 2.4.6) shall be treated as a distribution described in Section 731(a) of the Code by way of a reimbursement of pre-formation expenditures and not as an amount received upon a sale or exchange of a partnership interest or any other property to the greatest extent consistent with Treasury Regulations Section 1.707-4(d) and thereafter as received upon a sale or exchange by the Dominion Member of property pursuant to Treasury Regulations Section 1.707-3(a) to the extent required by applicable Law.

2.5.5 The Parties hereby acknowledge and agree that, for the purposes of determining the Tax consequences of the transactions contemplated by this Agreement (including to the extent applicable, for purposes of Sections 704, 708, 721, 751, 752, 755, 1001, and 1060 of the Code and for purposes of adjusting the Capital Accounts of the Members) the fair market value of the assets and the amount of any liabilities contributed, or treated as contributed, by the Dominion Member to the Company pursuant to this Agreement shall be determined in accordance with Section 1060 of the Code and the Treasury Regulations, promulgated thereunder (and any similar provisions of U.S. state or local or non-U.S. Tax law, as appropriate) (the “Allocation”), it being agreed that the net value of the Company immediately following the Closing shall be equal to two times the amount of the Estimated Closing Cash Contribution (as adjusted pursuant to Section 2.4, Section 2.6 and Section 8.8) and that the respective Capital Accounts of the Dominion Member and the Partner Member immediately following the Closing shall be equal to the Estimated Closing Cash Contribution (as so adjusted). The Allocation shall be prepared in good faith by the Dominion Member and delivered to the Partner Member no later than thirty (30) days following the Closing. Within thirty (30) days following the Partner Member’s receipt of the Allocation, the Partner Member shall have the right to review the Allocation and provide the Dominion Member comments thereto, which the Dominion Member shall consider in good faith. If the Parties reach agreement with respect to the Allocation, the Allocation shall become final (subject to revision as required under the final sentence of this Section 2.5.5). If the Parties are unable to reach agreement with respect to the Allocation within ninety (90) days following the Closing, any disagreements with respect to the information set forth therein shall be resolved by a nationally recognized independent accounting firm (the fees of which the Partner Member and the Dominion Member shall bear equally), and the Allocation as revised to reflect such resolution shall become final. The Partner Member and the Dominion Member agree to file all Tax Returns consistent with the Allocation that becomes final pursuant to this Section 2.5.5 (subject to revision as required under the final sentence of this Section 2.5.5); provided, that nothing contained herein shall prevent any such Person from settling any proposed deficiency or adjustment by any Governmental Authority based upon or arising out of the Allocation, and no such Person shall be required to litigate before any court any proposed deficiency or adjustment by any Governmental Authority challenging the Allocation. The Parties shall cooperate to revise the Allocation to reflect any adjustment to the Capital Contributions made (or deemed made) under this Agreement or applicable Law, including any adjustment made pursuant to Section 2.4, Section 2.6 or Section 8.8 of this Agreement, and any disagreements between the Parties with respect thereto shall be resolved by a nationally recognized independent accounting firm consistent with the manner described in this Section 2.5.5.

2.5.6 Withholding Rights. Notwithstanding any other provision of this Agreement, any Party hereto making a payment under this Agreement shall be entitled to deduct and withhold from such payment the amounts required to be deducted and withheld under the Code, or any provision of any U.S. federal, state, local or non-U.S. Tax Law; provided, however, that if any Party hereto becomes aware that any amount is required to be so deducted or withheld, such Party shall (a) promptly notify the other Party of any such required deduction or withholding and (b) cooperate with the other Party in good faith (including by taking all reasonable actions requested by the other Party to the extent such actions would not reasonably be expected to have an adverse impact on the requested Party) to minimize or eliminate such deduction or withholding to the extent permitted by applicable Law. Any amounts so deducted or withheld, to the extent paid over to the appropriate Governmental Authority, shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

2.6	Construction Budget Discount Adjustment.

2.6.1 Within thirty (30) days after Project COD, the Dominion Member shall prepare and deliver to the Partner Member a statement setting forth the Construction Budget Discount Adjustment. Following delivery of the Dominion Member’s calculation of the Construction Budget Discount Adjustment, to the extent reasonably requested by the Partner Member, the Dominion Member shall make available to the Partner Member supporting documentation used in calculating the Construction Budget Discount Adjustment and the Dominion Member shall consider any reasonable comments provided by the Partner Member in good faith based on the Partner Member’s review of the calculation of the Construction Budget Discount Adjustment. If the Partner Member disagrees with any part of the Dominion Member’s calculation of the Construction Budget Discount Adjustment, within thirty (30) days after the Partner Member’s receipt of the statement setting forth the Construction Budget Discount Adjustment, the Partner Member shall notify the Dominion Member in writing of such disagreement and after such notification, the Partner Member and the Dominion Member shall negotiate in good faith to resolve their disagreements with respect to the computation of the Construction Budget Discount Adjustment. In the event that the Partner Member and the Dominion Member are unable to resolve all such disagreements within thirty (30) days following the Dominion Member’s receipt of Partner Member’s notice, or such longer period as the Partner Member and the Dominion Member may mutually agree in writing, the Partner Member and the Dominion Member shall submit such remaining disagreements to the Firm. The Firm shall make a final and binding determination with respect to the computation of the Construction Budget Discount Adjustment in compliance with the same guidelines set forth on Section 2.4.5, mutatis mutandis.

2.6.2 As set forth in the Company Agreement (subject to receipt of the State Regulatory Approval), within ten (10) Business Days after the final determination of Construction Budget Discount Adjustment in accordance with Section 2.6.1, (a) the Partner Member shall contribute cash to the Company in an amount equal to the difference (if any) between the Initial Discount Amount and the Construction Budget Discount Adjustment and (b) the Company shall make a cash distribution to the Dominion Member in an amount equal to such difference.

2.6.3 The Parties agree to treat any payment made pursuant to Section 2.6.1 as an adjustment to the amount of the Closing Cash Contribution and the amount distributed pursuant to Section 2.3.4 for Tax purposes, unless otherwise required by applicable Law.

ARTICLE III. COVENANTS

3.1 Access to Properties, Personnel and Information. Upon reasonable notice, and subject to legal or regulatory requirements, the Dominion Member shall afford to the Partner Member and its Representatives reasonable access, during normal business hours during the Interim Period, to the Dominion Member’s management and key personnel, Books and Records, and properties, in each case, to the extent related to the Project Assets or the Project, subject to reasonable restrictions and requirements for safety and security, except materials and communications subject to obligations of confidentiality or attorney-client privilege or any legal obligation not to disclose (provided, however, that the Dominion Member shall cooperate in good faith to attempt to design and implement alternative disclosure arrangements to enable the Partner Member to evaluate any such information without jeopardizing any attorney-client privilege or other applicable privilege or protection or contravening any Laws, Contracts or obligation of confidentiality), as may be reasonably requested by the Partner Member. Notwithstanding the foregoing, (a) all physical visits to the facilities or properties shall include a representative of the Dominion Member and (b) the Dominion Member shall not be required to arrange transportation to the facilities or properties outside of trips to the facilities or properties scheduled in the ordinary course of business. The Partner Member shall indemnify and hold harmless the Dominion Member and its Affiliates with respect to any Damages related to such access. All Confidential Information disclosed to the Partner Member shall be subject to the terms of the Confidentiality Agreement or the confidentiality provisions of the Company Agreement. As set forth in the Company Agreement (subject to receipt of the State Regulatory Approval), from and after the Closing, the Company shall have access to all of the Books and Records in the Dominion Member’s or any of its Affiliate’s possession or control relating to the Project or the Project Assets. During the Interim Period, the Dominion Member shall make available (including through links to public studies) to the Partner Member, to the extent in possession of or otherwise available to Dominion Member or its Affiliates, true, complete and correct copies of each Project Study developed after the date hereof.

3.2 Interim Operation Covenants.

3.2.1 [Reserved].

3.2.2 During the Interim Period, the Dominion Member shall continue to use commercially reasonable efforts to (a) develop and construct the Project, in accordance with applicable Laws and Court Orders; (b) (i) preserve intact all present relationships with regulators, contractors, suppliers or others having business dealings with the Project; (ii) maintain and keep in good repair (ordinary wear and tear excepted) the Project Assets constituting real or personal property; (iii) perform all material obligations under all Material Contracts (as defined in the Company Agreement); (iv) comply in all material respects with all applicable Laws and Court Orders; and (v) maintain the Project Permits; except: (A) as expressly permitted or required by this Agreement; (B) as required by Law or Court Order; (C) as necessary in the event of an Emergency Situation (as reasonably determined by the Dominion Member in accordance with the Prudent Operator Standard); (D) for the actions described on Schedule 3.2.2; or (E) as consented to by the Partner Member in writing such consent not to be unreasonably withheld, conditioned or delayed. In addition to the foregoing, the Dominion Member shall not without the prior written consent of the Partner Member:

(a) take any action that, if taken at the time during which the Company Agreement is effective, would require the Partner Member’s consent pursuant to Schedules 6.3 or Schedule 6.4 of the Company Agreement, other than item 3 on Schedule 6.3; provided, that for purposes of this Section 3.2.2(a), the term “assets of the Company” or “the Company assets” in Schedules 6.3 or 6.4 of the Company Agreement shall mean “the Project Assets” under this Agreement;

(b) permit the entry into, termination of, amendment to, modification to, or supplement to, any Affiliate Contract (other than any De Minimis Affiliate Contract) that, if entered into, terminated, amended, modified or supplemented at the time during which the Company Agreement is effective, would require the Partner Member’s consent under the Company Agreement;

(c) utilize the Project Assets for another business opportunity;

(d) take any action (including approving, amending or changing) with respect to the Annual Operating Budget or Annual Operating Plan (each as defined in the Company Agreement) that, if taken at the time during which the Company Agreement is effective, would require the Partner Member’s consent under the Company Agreement;

(e) transfer or grant any Person any right to acquire, or otherwise encumber, any of Equity Interests of the Company; and

(f) solely with respect to the Company or the Project Assets, except to the extent required by Applicable Law (following consultation in good faith with the Partner Member) or this Agreement, (i) enter into or terminate any agreement with a Governmental Authority in respect of Tax matters; (ii) request any ruling from a Governmental Authority in respect of Tax matters (other than, following consultation in good faith with the Partner Member, a private letter ruling from the IRS in respect of any “energy community” or normalization method of accounting with respect to any “public utility property” matters); or (iii) cause or permit the Company to be treated as a corporation for U.S. federal income tax purposes, excluding in the case of clauses (i) and (ii) above the Supplemental Filing.

3.2.3 The Dominion Member shall ensure that the insurance policies described on Schedule 5.13 remain in full force and effect until the Closing Date.

3.2.4 During the Interim Period, prior to taking any of the following actions, the Dominion Member shall reasonably consult in good faith with the Partner Member (except to the extent it would be impracticable under the circumstances given the immediate need to comply with applicable Law or respond to any Emergency Situation):

(a) making any material update to the Construction Budget;

(b) taking any action set forth on Schedule 6.14 of the Company Agreement.

3.2.5 During the Interim Period, the Dominion Member shall not contribute, transfer, convey or assign to the Company any Personal Property to which the Dominion Member acquires title under any Material Construction and Procurement Agreements.

3.2.6 The Dominion Member shall use commercially reasonable efforts to cause the North Carolina Revenue Contract to be duly executed and delivered by the Dominion Member and the Company at the Closing; provided, that if the North Carolina Revenue Contract is not so duly executed and delivered at or prior to the Closing, then the Dominion Member shall continue to use commercially reasonable efforts to cause such agreement to be so executed and delivered as promptly as practicable following the Closing.

3.2.7 The Dominion Member shall cause the Company to be formed in accordance with Virginia law prior to Closing.

3.3 Regulatory and Other Approvals.

3.3.1 Regulatory Approvals, Litigation and Other Actions.

(a) Subject to the terms and conditions of this Agreement, the Dominion Member, on the one hand, and the Partner Member, on the other hand, shall each use their respective reasonable best efforts to (i) cause the contemplated transactions to be consummated as soon as practicable, (ii) make promptly any required submissions and filings applicable to such Party under applicable Laws or to Governmental Authorities with respect to the contemplated transactions, (iii) promptly furnish information required in connection with such submissions and filing to such Governmental Authorities, (iv) keep the other Party reasonably informed with respect to the status of any such submissions and filings to such Governmental Authorities or under applicable Laws, including with respect to: (A) the receipt of any non-action, action, clearance, consent, approval or waiver, (B) the expiration of any waiting period, (C) the commencement or proposed or threatened commencement of any investigation, litigation or administrative or judicial action or proceeding under applicable Laws and (D) the nature and status of any objections raised or proposed or threatened to be raised under applicable Laws with respect to the contemplated transactions and (v) obtain all actions or non-actions, approvals, consents, waivers, registrations, permits, authorizations and other confirmations from any Governmental Authority necessary to consummate the contemplated transactions as soon as practicable.

(b) In furtherance and not in limitation of the foregoing: (i) with respect to the required regulatory consents listed on Schedules 4.4.4 and 4.5.4, each Party agrees to (A) make an appropriate filing (as applicable to such Party) with respect to the contemplated transactions as promptly as practicable following the Effective Date but in any event within 60 days after the Effective Date, (B) supply as soon as practicable any additional information and documentary material that may be reasonably requested by any Governmental Authority and (C) use its reasonable best efforts to take, or cause to be taken, all other actions consistent with this Section 3.3.1 necessary to obtain the required regulatory consents listed on Schedules 4.4.4 and 4.5.4 as soon as practicable; (ii) the Dominion Member agrees to (A) make or cause to be made the appropriate filings as promptly as practicable but in any event within sixty (60) days after the Effective Date with the Virginia State Corporation Commission and the North Carolina Utilities Commission required for the State Regulatory Approval, (B) supply as soon as practicable any additional information and documentary material that may be required or requested by the Virginia State Corporation Commission or the North Carolina Utilities Commission, (C) use its reasonable best efforts to take or cause to be taken all other actions consistent with this Section 3.3.1 as necessary to obtain the State Regulatory Approval as soon as practicable, in each case consistent with Section 3.3.1(c) and (iii) the Partner Member agrees to (A) supply as soon as practicable any information and documentary material that may be reasonably requested by the Dominion Member in connection with the State Regulatory Approval and (B) use its reasonable best efforts to take or cause to be taken all other actions consistent with this Section 3.3.1 as necessary to obtain the State Regulatory Approval as soon as practicable.

(c) The Dominion Member and the Partner Member shall, subject to applicable Law relating to the exchange of information: (i) promptly notify the other Party of (and, if in writing, furnish the other Party with copies of) any material communication to such Party from a Governmental Authority regarding the filings and submissions described in this Section 3.3.1 and, provide the other Party a reasonable opportunity given the circumstances to review and discuss in advance (and to consider in good faith any prompt and reasonable comments made by the other Party in relation to) any proposed written response to any material communication from a Governmental Authority regarding the filings and submissions described in this Section 3.3.1; (ii) keep the other Party reasonably informed of any material developments, material meetings or material discussions with any Governmental Authority in respect of any filings, investigation or inquiry concerning the contemplated transactions; and (iii) not independently participate in any material meeting or material discussion with a Governmental Authority in respect of any filings, investigation or inquiry concerning the contemplated transactions, without giving the other Party prior notice of such meeting or discussion and, unless prohibited by such Governmental Authority or impracticable under the circumstances, the opportunity to attend or participate (it being understood that the Dominion Member shall not participate in any meeting or discussion without a representative of the Partner Member if such meeting or discussion is with respect to the imposition of a material condition on Partner Member). Notwithstanding the foregoing, the Parties shall be permitted to redact any correspondence, filing, submission or communication to the extent such correspondence, filing, submission or communication contains competitively or commercially sensitive information, including information relating to the valuation of the contemplated transactions.

(d) Subject to the other terms and conditions of this Section 3.3.1, the Dominion Member shall and the Partner Member shall, and shall cause its Restricted Affiliates, in each case, to use reasonable best efforts to avoid, eliminate or resolve each and every impediment and obtain all clearances, consents, approvals and waivers under applicable Laws that may be required by any Governmental Authority, so as to enable the Parties to close the contemplated transactions as soon as practicable. No Affiliates of the Partner Member shall have any obligations under this Section 3.3.1 other than the Restricted Affiliates.

(e) Notwithstanding anything to the contrary in this Agreement, neither the Partner Member nor any of its Restricted Affiliates will be required to commit to or effect, by consent decree, hold separate orders, trust, or otherwise: (i) the sale, license, holding separate or other disposition of assets or businesses of Partner Member or any of its Restricted Affiliates, including the Company upon or after Closing; (ii) any material alteration to (x) the investor base, fundraising or investment activities of Stonepeak GRF Fund or any Permitted ECL Transferee or (y) the business or commercial practices taken as a whole of Stonepeak GRF Fund or any Permitted ECL Transferee; or (iii) any limitation on the ability of the Stonepeak GRF Fund or any Permitted ECL Transferee to acquire, own, operate or retain any assets, properties or businesses, other than, solely with respect to this clause (iii), (x) non-material limitations on the ability of the Stonepeak

GRF Fund or any Permitted ECL Transferee to acquire, own, operate or retain any assets, properties or businesses or (y) any such limitation on the Restricted Affiliates with respect to any of their energy utility assets or businesses located in Virginia or North Carolina that are regulated for ratemaking purposes by the Virginia State Corporation Commission or North Carolina Utilities Commission that would not have a material adverse effect on the Stonepeak GRF Fund and any Permitted ECL Transferee, taken as a whole, (the items referred to in clauses (i), (ii) and (iii), each, a “Remedial Action”). The Partner Member acknowledges that a Governmental Authority may place conditions on any approval that may affect, impair or otherwise implicate the Partner Member’s obligations under this Agreement or the Company, in any case subject to the terms and conditions of this Agreement. The Parties shall use their respective reasonable best efforts to negotiate mutually acceptable and reasonable amendments to this Agreement and the Company Agreement to permit the consummation of the transactions contemplated hereby, provided that the Partner Member shall not be required to agree to an amendment that has a Burdensome Condition (unless the Dominion Member has cured such Burdensome Condition pursuant to subsection (g) below) or would require the Partner Member to take a Remedial Action and the Dominion Member shall not be required to agree to an amendment that has an impact in subsection (j) below.

(f) The Dominion Member and its Affiliates shall not be permitted to offer to any Governmental Authority any undertaking, term, condition, liability, obligation, commitment or sanction that would constitute a Burdensome Condition, unless the Dominion Member has cured such Burdensome Condition pursuant to subsection (g) below, without the prior written consent of the Partner Member. Notwithstanding anything to the contrary in this Agreement, (except with respect a Burdensome Condition for which the Dominion Member has cured pursuant to subsection (g) below) neither the Partner Member nor any of its Affiliates will be required to offer, consent to or agree to, or effect any undertaking, term, condition, liability, obligation, commitment or sanction (including making any amendments or modifications to this Agreement or the Company Agreement and any other Transaction Documents), that constitutes a Burdensome Condition.

(g) In the event there is a Burdensome Condition, the Partner Member shall use its commercially reasonable efforts to take any and all actions to mitigate the effects of any such condition such that it is no longer a Burdensome Condition, subject to subsections (e) and (f) above. In the event that the Partner Member believes a condition that would constitute a Burdensome Condition under clause (a) in the definition thereof (an “Economic Burdensome Condition”) has been imposed or the applicable Governmental Authority has determined to, or communicated that it will, impose such a condition on any required approval, the Partner Member shall provide the Dominion Member written notice of such Economic Burdensome Condition, including reasonable supporting documentation demonstrating and quantifying such Economic Burdensome Condition. The Dominion Member and the Partner Member shall in good faith discuss whether such condition constitutes an Economic Burdensome Condition and the aggregate expected value of such condition relative to the aggregate expected value contemplated to be received by the Partner Member absent such Burdensome Condition. If the Dominion Member and the Partner Member cannot mutually agree on the determination of whether a condition constitutes an Economic Burdensome Condition or the aggregate expected value of such condition within thirty (30) days of the Partner Member delivering such notice, then, subject to Section 3.3.1(h), below, such valuation shall be determined by final and binding arbitration before a single arbitrator selected and serving under the Commercial Arbitration Rules of the American

Arbitration Association (the “Commercial Rules”), applying the Expedited Procedures, Rules E-1 through E-10 (the “AAA Expedited Rules”). The seat and location of the arbitration shall be the State of New York, and each Party shall use reasonable best efforts to cause any proceeding conducted pursuant to this subsection to be held in confidence by the AAA, the arbitrator, and each of the parties, and all information relating to or disclosed by any party thereto shall be treated by the parties thereto as confidential business information and no disclosure of such information shall be made by any party, except as required by law or to enforce any award of the arbitrator. The Parties further agree that absent a mutual agreement, any such arbitration process will include an oral hearing, as outlined in Rule E-8, with the hearing to occur within twenty (20) days of the appointment of the arbitrator. The arbitrator will only have the authority to determine whether or not the condition at issue constitutes a Burdensome Condition, and the arbitrator’s award shall apply mutatis mutandis with respect to any such determination, provided, however, the Partner Member shall bear the burden of demonstrating and quantifying any Economic Burdensome Condition and shall be the party responsible for initiating the arbitration and satisfying the requirements of Rule R-4 within five (5) days of the expiration of the thirty (30)-day period initiated by the Partner Member’s delivery of notice. The Dominion Member’s answering statement, as referenced in Commercial Rule R-5, shall be due one (1) week after receipt of the Partner Member’s Demand for Arbitration. The Parties agree that any determination of aggregate expected value shall be based on the net present value of unlevered cash flows of the Partner Member discounted at 7.19%.

(h) Notwithstanding anything to the contrary herein, at any time, the Dominion Member shall have the right, at its option, to remedy such Economic Burdensome Condition such that the Partner Member receives aggregate expected value no less than the aggregate expected value contemplated to be received by the Partner Member absent such Burdensome Condition less an amount equal to twenty million dollars ($20,000,000) (a “Burdensome Condition Cure”), and upon execution of definitive documentation by the Dominion Member which provides for such Burdensome Condition Cure on the terms proposed by the Partner Member (the “Partner Member Proposed Cure”), there shall not be a Burdensome Condition; provided, that, the Dominion Member shall have the right to dispute whether such Partner Member Proposed Cure is in excess of a Burdensome Condition Cure, and in the event of any such dispute, the Dominion Member shall deliver notice of such dispute within ten (10) Business Days following Closing. If following delivery by the Dominion Member of any such notice, the Dominion Member and the Partner Member cannot mutually agree on the determination of whether such Partner Member Proposed Cure was in excess of the Burdensome Condition Cure within thirty (30) days of the delivery of such notice, then the Parties shall submit such dispute shall be resolved by final and binding arbitration before a single arbitrator selected and serving under the Commercial Rules, applying the Expedited Procedures, Rules E-1 through E-10, in compliance with the procedures set forth in Section 3.3.1(g), mutatis mutandis, provided that for the avoidance of doubt arbitrator’s decision shall be limited solely to an adjustment to the aggregate expected value of the Burdensome Condition Cure and whether the Partner Member Proposed Cure is in excess of such amount.

(i) In furtherance and not in limitation of the foregoing, but subject to the other terms and conditions of this Section 3.3.1, in the event that any litigation or other administrative or judicial action or proceeding is commenced, threatened or is reasonably foreseeable challenging any of the contemplated transactions and such litigation seeks, or would reasonably be expected to seek, to prevent, materially impede or materially delay the consummation of the contemplated transactions, the Partner Member shall use reasonable best efforts to take any and all actions, to avoid or resolve any such litigation as promptly as practicable. In addition, the Parties shall cooperate with each other and use their respective reasonable best efforts to contest, defend and resist any such litigation, action or proceeding and to have vacated, lifted, reversed or overturned any ruling, decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents, delays, interferes with or restricts consummation of the contemplated transactions as promptly as practicable.

(j) During the Interim Period, the Partner Member shall not, and shall not permit any of its Restricted Affiliates and its subsidiaries to, acquire or agree to acquire any assets, business or Person that is a regulated electric utility in the State of Virginia or North Carolina (through acquisition, license, joint venture, collaboration or otherwise).

(k) Notwithstanding anything contained herein to the contrary, neither the Dominion Member nor its Affiliates shall under any circumstance be required in connection with this Agreement or the contemplated transactions to offer, accept, agree, commit to agree or consent to, or effect, any material undertaking, term, condition, Liability, obligation, commitment, sanction or other measure applicable to the Dominion Member or its Affiliates.

(l) The Partner Member shall promptly notify the Dominion Member and the Dominion Member shall promptly notify the Partner Member of any notice or other communication from any Governmental Authority alleging that such Governmental Authority’s consent is or may be required in connection with or as a condition of the contemplated transactions.

3.3.2 Reserved.

3.3.3 Permitting Matters. At or prior to the Closing, the Dominion Member shall use commercially reasonable efforts and cooperate with the Partner Member to transfer all of the Permits scheduled on Schedule 3.3.3 to the Company.

3.3.4 Third Party Consents.

(a) As promptly as practicable but in no event later than 60 days after the Effective Date, the Parties, as applicable, shall make, deliver or file all other notices, requests, filings, applications, registrations, consents and authorizations listed on Schedules 4.4.4 and 4.5.4 other than those contemplated by Section 3.3.1.

(b) The Parties shall cooperate in good faith with each other and use commercially reasonable efforts to obtain all necessary consents, approvals and authorizations of all third Persons, in the case of each of the foregoing clauses necessary to consummate the contemplated transactions including, for the avoidance of doubt, (i) PJM’s consent to the assignment of the Interim Interconnection Service Agreement; and (ii) the posting of, or express waiver from PJM of the requirement to post, security pursuant to Schedule E of the Interim Interconnection Service Agreement. To the extent any such consent, approval or authorization is not received prior to the Closing Date, the Parties shall continue to cooperate in good faith with each other and use commercially reasonable efforts to obtain such consents, approvals and authorizations as soon as practicable after the Closing and transfer the applicable Project Assets to the Company as soon as practicable after receiving the applicable consent, approval or authorization. With respect to any Contributed Assets not contributed to the Company on the Closing Date in accordance with this Section 3.3.4, the Parties will following Closing, as set forth in the Company Agreement (subject to receipt of the State Regulatory Approval) and Project Management Agreement, continue to use their commercially reasonable efforts to obtain any consents, approvals or authorizations required to contribute such Contributed Assets as promptly as practicable, and until their contribution will provide to, or cause to be provided to, the Company, to the extent permitted by Law, the rights, benefits, burdens and obligations associated with the ownership of the Contributed Assets.

3.4 Updates to Disclosure Schedules. From time to time prior to the Closing Date, the Dominion Member may supplement or amend the Disclosure Schedules with respect to (a) Permitted Updates and (b) any fact, event or circumstances arising after the Effective Date that would constitute a breach of a representation or warranty (each such updates pursuant to clause (a) and (b), a “Schedule Supplement”); provided, that such Schedule Supplement shall not be deemed to cure any representation, warranty or covenant under this Agreement (including for purposes of Article IV or Article VIII or Article X) other than with respect to a Permitted Update.

3.5 Confidentiality. Each of the Dominion Member and the Partner Member hereby acknowledges that in connection with the transactions contemplated by this Agreement, it has received and will continue to receive certain confidential or proprietary documents and information of the other Party. All such materials reviewed or received shall be deemed to be Confidential Information for the purposes of the Confidentiality Agreement and be subject to the terms thereof. Notwithstanding anything to the contrary set forth in the Confidentiality Agreement, the Parties hereby agree that the Confidentiality Agreement will terminate at the Closing and no Party shall have any outstanding obligation with respect thereto.

3.6 Financing.

3.6.1 The Partner Member shall use its reasonable best efforts to take, or cause to be taken, all actions necessary to (a) maintain in effect the Equity Commitment Letter and Debt Commitment Letter on and prior to the Closing Date; (b) satisfy on a timely basis all conditions applicable to the Partner Member to obtaining the Equity Financing and the Debt Financing at or prior to the Closing; (c) enforce the obligations of the Stonepeak Sponsor under the Equity Commitment Letter in accordance with the terms thereof; and (d) subject to the satisfaction or waiver of the conditions set forth in this Agreement (excluding conditions that by their terms cannot be satisfied until the Closing Date, but subject to the satisfaction or waiver of such conditions), consummate Debt Financing at or prior to the Closing, to the extent that the proceeds of such Debt Financing are necessary to finance the transactions contemplated hereby. Prior to the Closing, the Partner Member shall not, without the prior written consent of the Dominion Member, permit any amendment or modification to be made to or replace the Equity Commitment Letter; provided, that, for the avoidance of doubt any assignment by a party to the Equity Commitment Letter in accordance with its terms shall not be deemed to be an amendment, modification or replacement of the Equity Commitment Letter. The Partner Member shall not, without the prior written consent of the Dominion Member, permit any amendment or modification to be made to, consent to any waiver of any provision or remedy of, or replace the Debt Commitment Letter if such amendment, modification, waiver or replacement (i) reduces the aggregate net amount to be funded under the Debt Commitment Letter at the Closing as compared to the amount to be funded at the Closing under the Debt Commitment Letter as in effect on the date hereof (including by changing the amount of fees to be paid or original issue discount thereof), unless the Equity Financing is increased by an equivalent amount, (ii) imposes any new or additional condition to the Debt Financing or expands, amends or modifies any condition or any other terms to the Debt Financing, in each case, in any manner that could reasonably be expected to materially delay, impede or prevent the funding of the Debt Financing at the Closing or (iv) adversely impacts in any material respect the ability of the Partner Member to enforce its material rights against the other parties to the Debt Commitment Letter or the definitive agreements with respect thereto. For the avoidance of doubt, subject to clauses (i) through (iv) above, nothing herein shall prevent the Partner Member from replacing or amending the Debt Commitment Letter in order to add additional lenders, lead arrangers, bookrunners, syndication agents or similar entities which had not executed the Debt Commitment Letter as of the date hereof and amend the economic or other arrangements among the existing and additional lenders, lead arrangers, bookrunners, syndication agents or similar entities, or to replace the commitment parties with new commitment parties if such actions do not reduce the aggregate net amount to be funded under the Debt Commitment Letter at the Closing as compared to the amount to be funded at the Closing under the Debt Commitment Letter as in effect on the date hereof. The Partner Member shall give the Dominion Member prompt notice of any material breach by any party to the Equity Commitment Letter or the Debt Commitment Letter of which the Partner Member becomes aware that could reasonably be expected to materially delay, impede or prevent the funding of the Debt Financing at the Closing by any party thereto or any termination of the Debt Commitment Letter. In the event that any portion of the Debt Financing becomes unavailable, the Partner Member shall give the Dominion Member prompt written notice thereof and shall use its reasonable best efforts to arrange and to obtain a Substitute Debt Financing as promptly as practicable following the occurrence of such event. The Partner Member shall deliver promptly to the Dominion Member true and complete copies of all agreements (provided that any fee letter will be redacted in a customary manner) pursuant to which any such alternative sources of the Substitute Debt Financing shall have committed to provide any portion of the Debt Financing. The terms of Sections 6.11.1 and 6.11.2, with respect to the Debt Financing and the Debt Commitment Letter, shall apply to the Substitute Debt Financing, mutatis mutandis.

3.6.2 The Partner Member acknowledges and agrees that the consummation of the transactions contemplated hereby is not conditioned upon the receipt by the Partner Member of the proceeds of the Equity Financing or the Debt Financing and that any failure by the Partner Member to have available the funds necessary to consummate the transactions contemplated hereby at Closing shall constitute a willful breach by the Partner Member of this Agreement.

3.6.3 The Dominion Member shall, and shall use reasonable best efforts to cause their respective Representatives to, provide to the Partner Member and its Affiliates such customary cooperation reasonably requested in connection with obtaining, arranging, marketing and syndicating the Debt Financing, including: (a) assistance with the preparation of confidential information memoranda, lender presentations, rating agency presentations and other customary marketing materials for the Debt Financing; (b) delivery to the Partner Member and its Debt Financing Sources as promptly as reasonably practicable of such financial statements and financial, operational or other information or data relating to the Dominion Member, the Company and/or their respective assets as is customarily included in marketing materials for a financing comparable to the Debt Financing to the extent reasonably requested by the Partner Member in connection with the Debt Financing, including without limitation the financial statements and other information required by paragraph 2 of Exhibit C to the Debt Commitment Letter; it being understood that Partner Member shall (and, for the avoidance of doubt, the Dominion Member shall not) be responsible for the preparation of any pro forma financial statements for the Debt Financing (although the Dominion Member agrees to assist the Partner Member in connection with the preparation by the Partner Member of such pro forma financial statements; provided that, notwithstanding the foregoing, the Dominion Member shall not be obligated to deliver any financial information in a form not customarily prepared by the Dominion Member and the Parties acknowledge that prior to Closing the Company shall not have any financial statements) or the Dominion Member; (c) assistance with the preparation of disclosure schedules in respect of the definitive documents for the Debt Financing; (d) cooperation with reasonable diligence requests of the Debt Financing Sources; and (e) providing documentation and other information reasonably requested by the Partner Member or the Debt Financing Sources with respect to (i) applicable “know-your-customer” and anti-money laundering rules and regulations, including, without limitation, the PATRIOT Act and beneficial ownership regulations and (ii) the U.S. Treasury Department’s Office of Foreign Assets Control and the Foreign Corrupt Practices Act of 1977, as amended, in each case, as they may relate to the Dominion Member, the Company or their respective assets, which in any event shall be provided at least five (5) Business Days prior to the Closing Date to the extent requested at least eight (8) Business Days prior to the Closing Date; (f) to the extent reasonably requested by the Partner Member, assisting the Partner Member with the identification of material non-public information of the Dominion Member, the Company and their respective Affiliates; and (g) otherwise providing to the Partner Member and the Debt Financing Sources such readily available documents and information relating to the Company and its assets and the Project customarily required for the types of debt financing customarily entered into by similarly situated investors in connection with transactions of a similar nature. Notwithstanding any other provision set forth herein, subject to Section 11.2, to the extent reasonably requested by the Partner Member, the Dominion Member agrees that it will use commercially reasonable efforts to share customary projections, which shall not be in any form not customarily prepared by the Dominion Member, with respect to the Company and the Project with the Debt Financing Sources identified in the Debt Commitment Letter, and that such Debt Financing Sources may share the information provided under this paragraph with other potential Debt Financing Sources and rating agencies in connection with any marketing efforts in connection with the Debt Financing. Notwithstanding the foregoing, such requested cooperation shall not require the Dominion Member, the Company or any of their respective Affiliates to (i) waive or amend any terms of this Agreement or to the extent not indemnified or reimbursed, agree to pay any fees or reimburse any expenses prior to the Closing; (ii) enter into any definitive agreement the effectiveness of which is not conditioned upon the Closing; (iii) to the extent not indemnified or reimbursed, give any indemnities that are effective prior to the Closing; or (iv) take any action that would unreasonably interfere with the conduct of the business of the Dominion Member, the Company or their respective Affiliates, breach any confidentiality obligations (provided that the Dominion Member shall use reasonable best efforts to notify the Partner Member that information is being withheld on such basis and shall use reasonable best efforts to disclose any information being withheld, in each case, to the extent such notification or disclosure would not result in a breach of such confidentiality obligation) or create a material risk of damage or destruction to any property or assets of the Dominion Member, the Company or their respective Affiliates. In addition, no action, liability or obligation of the Dominion Member, the Company or their respective Affiliates or any of their respective Representatives pursuant to any certificate, agreement, arrangement, document or instrument relating to the Debt Financing will be effective until the Closing, and neither the Dominion Member, the Company nor any of their respective Affiliates will be required to take any action pursuant to any certificate, agreement, arrangement, document or instrument that is not contingent on the occurrence of the Closing or that must be effective prior to the Closing.

3.6.4 None of the Dominion Member or any of its respective Representatives shall be required to take any action that would subject such Person to Liability or to pay any commitment or other similar fee or make any other payment or incur any other Liability in connection with the Debt Financing or their performance of their respective obligations under this Section 3.6 or any information utilized in connection therewith, in each case, that is not fully reimbursable by the Partner Member. The Partner Member shall indemnify, defend and hold harmless the Dominion Member, the Company and their respective Affiliates and Representatives from and against any and all losses, Liabilities, claims, Damages, costs and expenses (including reasonable fees and expenses of counsel) arising out of or relating to the arrangement of the Debt Financing and the performance of their respective obligations under this Section 3.6 and any information utilized in connection therewith (other than to the extent such loss, Liability, claim, Damage, cost or expense arises from the bad faith, gross negligence or willful misconduct of the Dominion Member, the Company or any of their respective Affiliates or Representatives). The Partner Member shall, promptly upon written request of the Dominion Member, reimburse the Dominion Member, the Company or their applicable Affiliates, as the case may be, for all reasonable and documented out-of-pocket costs and expenses incurred by the Dominion Member, the Company or their respective Affiliates (including those of its accountants, consultants, legal counsel, agents and other Representatives) in connection with this Section 3.6.

3.6.5 The Partner Member acknowledges and agrees that the provisions contained in Section 3.6.3 and Section 3.6.4 represent the sole obligation of the Dominion Member and its Representatives with respect to cooperation in connection with the arrangement of the Debt Financing to be obtained by the Partner Member with respect to the transactions contemplated hereby, and no other provision of this Agreement shall be deemed to expand or modify such obligations. Notwithstanding anything to the contrary in this Agreement, the breach by any of the Dominion Member or its Representatives of any of the covenants required to be performed by it or them under Section 3.6.3 and Section 3.6.4 shall not be considered in determining the satisfaction of the conditions set forth in Section 4.5.2, unless such breach is willful and is the primary cause of the Partner Member being unable to obtain the proceeds of the Debt Financing at the Closing.

3.6.6 During the Interim Period, the Dominion Member shall be required to take all those actions, including cooperation and reasonable assistance, by the Dominion Member that are required to be taken by the Company, if the Company Agreement is effective, pursuant to Section 8.5 of the Company Agreement (Financing Support) with respect to Member Financing (as defined in the Company Agreement).

3.6.7 Notwithstanding anything to the contrary herein including Section 10.2.2, if (a) the conditions set forth in Section 4.5 have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing and such conditions are capable of being satisfied if the Closing were to occur on such date) or waived by the Partner Member; (b) the Dominion Member has irrevocably confirmed to the Partner Member in writing that it is ready, willing and able to consummate the transactions contemplated by this Agreement and (c) the Partner Member is unable or unwilling to consummate the Closing, then (i) the Partner Member must continue to use reasonable best efforts to obtain the Debt Financing or Substitute Debt Financing in accordance with the applicable provisions of this Section 3.6 until June 30, 2025; and (ii) Partner Member shall not terminate this Agreement until June 30, 2025.

3.7 Further Agreement. Following the Closing Date, each Party shall, from time to time, execute and deliver such additional instruments, documents, conveyances or assurances and take such other actions as shall be necessary, or otherwise reasonably be requested by the other Party to confirm and assure the rights and obligations provided for in the Transaction Documents and render effective the consummation of the transactions contemplated by the Transaction Documents, or otherwise to carry out the intent and purposes of the Transaction Documents.

3.8 Misallocated Assets; Misdirected Payments. Unless otherwise expressly contemplated by this Agreement, if at any time following the Closing, any right, property, Permit, Contract or asset constituting a Contributed Asset is found to have been retained by the Dominion Member or its Affiliates, then, as set forth in the Company Agreement (subject to receipt of the State Regulatory Approval), the Dominion Member shall transfer, for no additional consideration, or cause its applicable Affiliate to transfer, such right, property, Permit, Contract or asset to the Company, and the Company shall accept and assume such right, property, Permit, Contract or asset as soon as practicable. The Dominion Member shall act in good faith to notify the Partner Member promptly following becoming aware of any right, property, Permit, Contract or asset constituting a Contributed Asset that has not been transferred to the Company. If any payments due with respect to the Project or the Company Business are paid in error to the Dominion Member or any of its Affiliates, the Dominion Member shall, or shall cause its applicable Affiliate to, promptly remit by wire or draft such payment to an account designated in writing by the Company.

3.9 Exclusivity. The Dominion Member shall, and shall instruct its Representatives (and use reasonable best efforts to cause such Representatives) to: (a) immediately cease and terminate any solicitation, encouragement, knowing facilitation, discussions, negotiations or other similar activities with any Persons other than the Partner Member and its Affiliates and its and their Representatives that may be ongoing with respect to, or that may reasonably be expected to lead to a disposition by the Dominion Member of any Equity Interests in the Company, the Company Business or the Project Assets of the Company, whether by sale, assignment merger, business combination, lease or otherwise (an “Alternative Transaction”); (b) immediately revoke or withdraw access of any Person other than the Partner Member and its Affiliates and its and their Representatives to any data room (virtual or actual) containing any non-public information with respect to the Company or the Project previously furnished with respect to any Alternative Transaction and request or require such Person to promptly return or destroy, as elected by the Dominion Member, all Confidential Information concerning the Company or the Project; and (c) until the earlier of the valid termination of this Agreement or the Closing; (i) refrain from initiating, reinitiating or participating in any solicitation, encouragement, knowing facilitation, discussions, negotiations or similar activities that constitute or relate to an actual or potential Alternative Transaction; (ii) not provide or furnish information or documentation to any other Person with respect to the Company or any Company Business or Project Assets in respect of any Alternative

Transaction; and (iii) not enter into any letter of intent, arrangement, understanding, commitment or Contract with any other Person in respect of any Alternative Transaction. Notwithstanding the foregoing, in no event shall an Alternative Transaction apply to any such actions with respect to any transaction involving a change of control of Dominion Energy Inc. or the Dominion Member.

3.10 Notification of Certain Matters. During the Interim Period, each Party shall give prompt written notice to the other Party of any event, change, occurrence, circumstance, development, fact, effect or condition which (a) has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or Project Material Adverse Effect or (b) is reasonably likely to result in the failure of a condition to Closing.

3.11 Annual Filing of Rider OSW. During the Interim Period, the Dominion Member shall continue to make its annual filings of Rider OSW in accordance with Section 8.11 of the Company Agreement (Regulatory Filings) with respect to those filing as if the Company Agreement were in effect.

3.12 REC Agreement. During the Interim Period, the Parties shall use commercially reasonable efforts to negotiate and endeavor to agree upon a mutually acceptable agreement for the purchase and sale of RECs from the Company to the Dominion Member with thirty (30) days of the Effective Date.

3.13 Certain Project Assets Matters. Notwithstanding anything to the contrary herein, during the Interim Period, Dominion Member shall administer, enforce and pursue its rights and remedies under the Project Assets in the best interests of the Company and the Project.

ARTICLE IV. CLOSING DELIVERIES; CONDITIONS PRECEDENT TO CLOSING

4.1 Documents and Items to be Delivered by the Dominion Member. At the Closing, the Dominion Member shall deliver to the Partner Member each of the following:

4.1.1 A counterpart signature page to the Company Agreement, duly executed by the Dominion Member;

4.1.2 A counterpart signature page to the Assignment and Assumption Agreement, duly executed by the Dominion Member;

4.1.3 A certificate dated as of the Closing Date and signed by a duly authorized Representative of the Dominion Member, pursuant to which such Representative certifies as to the matters contained in Section 4.5.1 and Section 4.5.2;

4.1.4 A certificate of good standing of the Dominion Member from the Virginia State Corporation Commission, as of a recent date prior to the Closing Date;

4.1.5 A secretary’s certificate, certifying as to the resolutions adopted by the Dominion Member authorizing the transactions contemplated by this Agreement and certifying as to the authorization of the officers executing documents in connection with the Closing;

4.1.6 An Internal Revenue Service Form W-9, duly executed by the Dominion Member;

4.1.7 A counterpart signature page to the Project Management Agreement, duly executed by the Dominion Member or its Affiliate;

4.1.8 A counterpart signature page to the Billing Services Agreement, duly executed by the Dominion Member or its Affiliate; and

4.1.9 All such other documents, agreements, or instruments as shall, in the reasonable opinion of the Partner Member and its counsel, be reasonably necessary in connection with the consummation of the transactions with respect to the Closing, or required to be delivered by the Dominion Member at or prior to the Closing Date pursuant to this Agreement.

4.2 Documents and Items to be Delivered by the Company. At the Closing, as set forth in the Company Agreement (subject to receipt of the State Regulatory Approval) the Company shall deliver to the Partner Member or the Dominion Member, as applicable, each of the following:

4.2.1 A counterpart signature page to the Company Agreement, duly executed by the Company;

4.2.2 A counterpart signature page to the Assignment and Assumption Agreement, duly executed by the Company;

4.2.3 A counterpart signature page to the Project Management Agreement, duly executed by the Company;

4.2.4 A certificate of good standing of the Company from the Virginia State Corporation Commission, as of a recent date prior to the Closing Date;

4.2.5 A counterpart signature page to the Billing Services Agreement, duly executed by the Company; and

4.2.6 All such other documents, agreements, or instruments as shall, in the reasonable opinion of the Partner Member and its counsel or the Dominion Member and its counsel, be reasonably necessary in connection with the consummation of the transactions with respect to the Closing, or required to be delivered by the Company at or prior to the Closing Date pursuant to this Agreement.

4.3 Documents and Items to be Delivered by the Partner Member. At the Closing, the Partner Member shall deliver to the Dominion Member each of the following:

4.3.1 A counterpart signature page to the Company Agreement, duly executed by the Partner Member;

4.3.2 The Estimated Closing Cash Contribution;

4.3.3 A certificate dated as of the Closing Date and signed by a duly authorized Representative of the Partner Member, pursuant to which such Representative certifies as to the matters contained in Section 4.4.1 and Section 4.4.2;

4.3.4 A certificate of good standing or equivalent certificate of the Partner Member from the Secretary of State (or equivalent Governmental Authority) of the jurisdiction of organization of the Partner Member, as of a recent date prior to the Closing Date;

4.3.5 An Internal Revenue Service Form W-9, duly executed by the Partner Member (or, if the Partner Member is a disregarded entity, the regarded owner of the Partner Member, in each case, for U.S. federal income Tax purposes), provided that the sole remedy for the failure to provide such form will be withholding for Taxes in accordance with Section 2.5.6;

4.3.6 A secretary’s certificate, certifying as to the resolutions adopted by the Partner Member authorizing the transactions contemplated by this Agreement and certifying as to the authorization of the officers executing documents in connection with the Closing; and

4.3.7 All such other documents, agreements, or instruments as shall, in the reasonable opinion of the Dominion Member and its counsel, be reasonably necessary or desirable in connection with the consummation of the transactions with respect to the Closing, or required to be delivered by the Partner Member at or prior to the Closing Date pursuant to this Agreement.

4.4 Dominion Member’s Conditions Precedent to the Closing. The obligations of the Dominion Member to consummate their respective obligations under Article II at the Closing are subject to the satisfaction, at or prior to the Closing, of the following conditions precedent, any of which (to the extent legally permissible) may be waived by the Dominion Member in writing in its sole discretion:

4.4.1 Representation and Warranties. The Fundamental Representations of the Partner Member, shall be true and correct as of the Effective Date and as of the Closing Date in all respects (except where the failure of such Fundamental Representations to be true and correct is de minimis in nature) with the same force and effect as though made at and as of the Closing Date (except, in each case, for such representations and warranties which by their express provisions are made as of an earlier date, in which case, as of such earlier date). The representations and warranties of the Partner Member contained in Article VI other than Fundamental Representations (and with respect to those qualified by “Material Adverse Effect,” or “material”, without consideration of such qualifiers), shall be true and correct as of the Effective Date and as of the Closing Date with the same force and effect as though made at and as of the Closing Date (except, in each case, for such representations and warranties which by their express provisions are made as of an earlier date, in which case, as of such earlier date), except for failures to be true and correct which do not, individually or in the aggregate, result in a Material Adverse Effect.

4.4.2 Performance of Covenants. The Partner Member shall have performed and satisfied in all material respects all agreements and covenants required hereby to be performed or satisfied by it prior to or as of the Closing Date.

4.4.3 Closing Deliveries. The Partner Member shall have delivered, or caused to be delivered, to the Dominion Member, all of the items required to be delivered by the Partner Member with respect to the Closing, pursuant to Section 4.3.

4.4.4 Approvals and Consents; Governmental Approvals. All consents, approvals, notices, filings and waivers from third Persons or Governmental Authorities listed on Schedule 4.4.4, including the State Regulatory Approval (including all of the items set forth in this Agreement that expressly state they are subject to the receipt of any State Regulatory Approval), shall have been obtained and be in full force and effect, and free of any material term, condition, restriction or imposed liability imposed on the Dominion Member.

4.4.5 No Actions or Court Orders. No Action by any Governmental Authority shall have been instituted seeking to halt, enjoin, prohibit or make illegal any of the transactions contemplated hereby. There shall not be any Law or Court Order that enjoins the consummation of the Closing or makes the consummation of the Closing illegal or otherwise prohibited.

4.5 Partner Member’s Conditions Precedent to the Closing. The obligations of the Partner Member to consummate its obligations under Article II at the Closing are subject to the satisfaction, at or prior to the Closing, of the following conditions precedent, any of which may be waived (to the extent legally permissible) by the Partner Member in writing in its sole discretion:

4.5.1 Representations and Warranties. The Fundamental Representations of the Dominion Member, shall be true and correct as of the Effective Date and as of the Closing Date in all respects (except where the failure of such Fundamental Representations to be true and correct is de minimis in nature) with the same force and effect as though made at and as of the Closing Date (except, in each case, for such representations and warranties which by their express provisions are made as of an earlier date, in which case, as of such earlier date). The representations and warranties of the Dominion Member contained in Article V and Article VII other than Fundamental Representations (and with respect to those qualified by “Material Adverse Effect,” or “material”, without consideration of such qualifiers), shall be true and correct as of the Effective Date and as of the Closing Date with the same force and effect as though made at and as of the Closing Date (except, in each case, for such representations and warranties which by their express provisions are made as of an earlier date, in which case, as of such earlier date), except for failures to be true and correct which do not, individually or in the aggregate, result in a Material Adverse Effect.

4.5.2 Performance of Covenants. The Dominion Member shall have performed and satisfied in all material respects all agreements and covenants required hereby to be performed or satisfied by the Dominion Member prior to or as of the Closing Date.

4.5.3 Closing Deliveries. The Dominion Member shall have delivered, or caused to be delivered, to the Partner Member, all of the items required to be delivered by the Dominion Member, with respect to the Closing, pursuant to Section 4.1 or Section 4.2, respectively.

4.5.4 Approvals and Consents; Governmental Approvals. All consents, approvals, notices, filings and waivers from third Persons or Governmental Authorities listed on Schedule 4.5.4, including the State Regulatory Approval (including all of the items set forth in this Agreement that expressly state they are subject to the receipt of any State Regulatory Approval), shall have been obtained and be in full force and effect and free of any Burdensome Condition (other than, solely with respect to a Burdensome Condition, to the extent the Dominion Member has remedied such Burdensome Condition in accordance with Section 3.3.1(h)) or any requirement to take any Remedial Action.

4.5.5 No Actions or Court Orders. No Action by any Governmental Authority shall have been instituted seeking to halt, enjoin, prohibit or make illegal any of the transactions contemplated hereby. There shall not be any Law or Court Order, including pending Laws or Court Orders, that enjoins the consummation of the Closing or makes the consummation of the Closing illegal or otherwise prohibited.

4.5.6 No Material Adverse Effect. Since the date of this Agreement, there will not have occurred and be continuing any Material Adverse Effect or a Project Material Adverse Effect.

4.5.7 Certain Contracts and Permits. The Partner Member shall have received evidence reasonably satisfactory to it that (i) the Dominion Member shall have given full notice to proceed under the Contracts listed on Schedule 4.5.7(a) and (ii) the Permits listed on Schedule 4.5.7(b) have been obtained by the Company and are in full force and effect.

ARTICLE V. REPRESENTATIONS AND WARRANTIES OF THE DOMINION MEMBER

Except as otherwise set forth in the Disclosure Schedules, the Dominion Member hereby represents and warrants in favor of the Partner Member that, as of the date hereof and as of the Closing Date:

5.1 Due Organization and Authority. It is duly organized and existing and in good standing under the Laws of the Commonwealth of Virginia, and it and its Affiliates have all requisite entity power and authority to execute and deliver this Agreement and the other Transaction Documents to which it or any of its Affiliates are or will at the Closing be a party, to perform their respective obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. It has the authority to carry on its business as it is currently conducted and to own, lease and operate its assets and properties where such assets and properties are now owned, leased or operated. It is duly qualified or licensed to do business (where applicable) and is in good standing in each jurisdiction in which the assets or property owned, leased or operated by it or the nature of the business conducted by it makes such qualification, licensure or standing necessary, except as would not, individually or in the aggregate, reasonably be expected to be material and adverse to the development, construction, ownership or operation of the Project.

5.2 Due Authorization. The execution, delivery and performance by the Dominion Member and, as applicable, its Affiliates of this Agreement and such other Transaction Documents and the consummation of the transactions contemplated hereby and thereby have been duly authorized and approved by all necessary corporate action on the part of the Dominion Member or its applicable Affiliate (and no action by any equity holder of the Dominion Member or its applicable Affiliate is required to duly authorize the execution, delivery and performance by the Dominion Member or, as applicable, its Affiliate of this Agreement and such other Transaction Documents and the consummation of the transactions contemplated hereby and thereby).

5.3 Enforceability. This Agreement has been duly executed and delivered by the Dominion Member and, assuming due authorization, execution and delivery by the other parties hereto, constitutes (and the other Transaction Documents to which the Dominion Member or any of its Affiliates are or will at the Closing be a party will at the Closing be duly executed and delivered and, assuming due authorization, execution and delivery by the other parties thereto, will constitute) a legal, valid and binding obligation of the Dominion Member or its applicable Affiliate, enforceable against the Dominion Member (or such Affiliate) in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting creditors’ rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in Law or in equity.

5.4 Non-Contravention. Except as set forth on Schedule 5.4, the Dominion Member’s and its Affiliates’ execution, delivery and performance of the Transaction Documents and the consummation of the transactions contemplated hereby or thereby: (a) do not and will not, and its performance of the terms and conditions hereof and thereof will not, conflict with, violate or cause a breach of its constitutive documents or any resolution of its stockholders or board of directors; (b) do not and will not violate any provision of Law or any Court Order (other than such violations as would result from the identity or legal or regulatory status of the Partner Member or its Affiliates); (c) do not and will not subject its property and assets, including the Project Assets, to, or result in the imposition of, any Lien on the Project Assets other than Permitted Liens; and (d) do not and will not result in a breach, conflict or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in termination of, or accelerate the performance required by, give rise to any change of control, give any Person additional rights or compensation under, or give rise to a loss of a benefit under, or require any action by (including any authorization, consent or approval) or notice to any Person under, any of the terms, conditions or provisions of any Material Contract or Project Permit, except, in the case of each of clauses (b) through (d), for such violations, breaches, rights or Liens that would not, individually or in the aggregate, reasonably be expected to be material and adverse to the development, construction, ownership or operation of the Project.

5.5 No Litigation. There are no, and since January 1, 2021, (a) other than routine regulatory proceedings with respect to cost recovery or with respect to obtaining, maintaining or renewing Permits, there have not been any material Actions pending or, to the Dominion Member’s knowledge, threatened against the Dominion Member or any of its Affiliates with respect to the Project Assets or the Project, and (b) none of the Dominion Member or any of its Affiliates is subject to any material Court Order with respect to the Project Assets or the Project.

5.6 Taxes.

5.6.1 Except where the failure to do so (a) would not result in a Lien (other than a Permitted Lien) on the Project Assets or (b) would not result in the Company being liable for a Dominion Member Tax, each of the Dominion Member and its Affiliates has: (i) duly and timely filed or timely caused to be filed all material Tax Returns required to have been filed by it (and all such Tax Returns are true, correct and complete in all material respects); (ii) timely paid in full or caused to be timely paid in full all material Taxes due and payable by it and all material assessments received by it; and (c) complied in all material respects with all legal requirements relating to the withholding and payment of material Taxes, including material Taxes required to be withheld and paid with respect to amounts owed to any employee, creditor, independent contractor or other third party.

5.6.2 With respect to the Project Assets, no Lien exists, is pending or is threatened due to a failure or alleged failure to pay any Tax (other than Permitted Liens), and no outstanding claims for Taxes have been asserted in writing.

5.6.3 With respect to the Company or the Project Assets, no material Tax Actions are being conducted or are pending or have been threatened in writing.

5.6.4 With respect to the Company or the Project Assets, there are no agreements, waivers or other agreements in force or effect providing for an extension of time with respect to the due date for the filing of any material Tax Return (other than extensions of time to file Tax Returns, which extensions were obtained in the ordinary course of business) or for the assessment or collection of any material Tax.

5.6.5 None of the Project Assets is subject to any tax partnership agreement or is otherwise treated, or required to be treated, as held in an arrangement requiring a partnership income Tax Return to be filed under Subchapter K of Chapter 1 of Subtitle A of the Code.

5.6.6 The Dominion Member (a) is a “United States Person” as defined in Section 7701(a)(30) of the Code and is not subject to withholding under Section 1446 of the Code and (b) is not a Disqualified Person. No portion of the Project Assets or the Project has or will be financed with tax-exempt bonds within the meaning of Section 45(b)(3) of the Code.

5.6.7 None of Dominion Energy, Inc., a Virginia corporation, or any of its Subsidiaries is a “tax-exempt entity” or a “tax-exempt controlled entity” within the meaning of Section 168(h) of the Code, nor is any portion of any of the Project Assets treated as “tax-exempt use property” within the meaning of Section 168(h) of the Code.

5.6.8 No written claim has been received by the Dominion Member or any of its Affiliates from a Governmental Authority in a jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to taxation by that jurisdiction.

5.6.9 At all times from its inception until immediately prior to the Closing, the Company is treated as an entity disregarded as separate from the Dominion Member for U.S. federal Income Tax purposes. No election has been filed to change such classification.

5.6.10 No closing agreement pursuant to Section 7121 of the Code (or any corresponding or similar provision of U.S. state or local or non-U.S. Law) has been entered into by or with respect to the Company, and the Company has not entered into any other material agreement or arrangement with any Governmental Authority in respect of Tax matters that requires the Company to take any action or refrain from taking any action. The Company is not a party to any agreement with any Governmental Authority in respect of Tax matters that would be terminated or adversely affected as a result of the transactions contemplated by this Agreement.

5.6.11 The Company will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing as a result of: (a) an adjustment under either Section 481(a) or 482 of the Code (or any corresponding or similar provision of U.S. state or local or non-U.S. Law) by reason of a change in method of accounting or otherwise prior to the Closing; (b) a

“closing agreement” described in Section 7121 of the Code (or any corresponding or similar provision of U.S. state or local or non-U.S. Law) executed prior to the Closing; (c) an installment sale or open transaction disposition made prior to the Closing; (d) the cash method of accounting or long-term contract method of accounting utilized prior to the Closing; or (e) a prepaid amount received prior to the Closing.

5.6.12 Neither the Company nor the Project Assets is a party to or bound by any Tax allocation, sharing or indemnity agreement or arrangement (excluding, for the avoidance of doubt, any commercial agreement or Contract that is not primarily related to Taxes). The Company does not have, and the Assumed Liabilities do not include, any Liability for the Taxes of any other Person (other than the Dominion Member or an Affiliate of the Dominion Member) under Treasury Regulations Section 1.1502-6 (or any corresponding or similar provision of U.S. state or local or non-U.S. Law), or as a transferee or successor, or by Contract or otherwise (excluding, for the avoidance of doubt, any commercial agreement or Contract that is not primarily related to Taxes). The Company has never been a member of an affiliated, consolidated, combined or unitary group for Tax purposes with any Person (other than the Dominion Member or an Affiliate of the Dominion Member).

5.6.13 The Company has never participated or engaged in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any corresponding or similar provision of U.S. state or local or non-U.S. Law).

5.6.14 The Project satisfied the Beginning of Construction Requirement.

5.6.15 As of the Closing Date, the Company owns the Inter-Array Cables.

5.6.16 The Project is treated as a “single project” for the purposes of, and within the meaning of, the Begun Construction Guidance.

5.6.17 No portion of the Project has been placed in service for U.S. federal income Tax purposes, and none of the Company, the Dominion Member or its Affiliates has claimed any depreciation or amortization deductions, investment Tax credits pursuant to Section 48 of the Code, PTCs pursuant to Section 45 of the Code, or any other Tax credits with regards to the Company, the Project Assets or the Project.

5.6.18 The Project is located in its entirety in the United States within the meaning of Section 638(1) of the Code. The Company has not: (a) elected to claim the investment Tax credit under Section 48 of the Code for the Project, or (b) applied for a grant with respect to the Project under Section 1603 of the American Recovery and Reinvestment Tax Act of 2009.

5.6.19 The Company uses normalization accounting, within the meaning of and for purposes of Section 168(i)(9) of the Code, with respect to the Project and all of its assets.

5.6.20 None of the property in the Project is “tax-exempt bond financed property,” within the meaning of and for purposes of Section 168(g)(5) of the Code and Section 45(b)(3) of the Code.

5.6.21 None of the property in the Project is “imported property” of the kind described in Section 168(g)(6) of the Code.

Notwithstanding the generality of any other representations and warranties contained in this Agreement, Section 5.6, Section 5.15 and Section 5.28 shall constitute the sole and exclusive representations and warranties regarding any Tax matters relating to the Dominion Member, the Company, the Project and the Project Assets, including compliance with Tax Laws, the filing of Tax Returns, the payment of Taxes, and accruals for Taxes on any financial statements on books and records.

5.7 Sufficiency of Assets; Title to Project Assets. As of the date hereof, the Project Assets constitute all of the material assets, properties, Permits, Contracts, rights or facilities used in, or necessary for, the development, construction, ownership and operation of the Project (as it is currently contemplated to be developed, constructed and operated) given its stage of development and construction. At the Closing, the Contributed Assets, together with the rights of the Company under the Project Management Agreement, will constitute all of the material assets, properties, Permits, Contracts, rights or facilities used in, or necessary for, the development and construction of the Project (as it is currently contemplated to be developed, constructed and operated) given its stage of development and construction. The Dominion Member or the Company has, and as of the Closing Date will have, good, valid and marketable title to the Project Assets constituting real property or personal property, free and clear of all Liens except for Permitted Liens. At the Closing, the Company will have good, valid and marketable title to the Contributed Assets, free and clear of all Liens except Permitted Liens. Since the date upon which the Dominion Member received title to the Project Assets constituting personal property pursuant to the applicable Material Contract, the Dominion Member has maintained such Project Assets in accordance with the Prudent Operator Standard and has not taken or failed to take any action which would reasonably be expected to cause the applicable warranty under the applicable Material Contract to be voided or terminated. On the Closing Date, in connection with the consummation of the Project Management Agreement, Dominion Member shall prepare Exhibit B and Exhibit D of the Project Management Agreement that will set forth a true, complete and correct list of all Project Assets that are not Contributed Assets.

5.8 Real Property.

5.8.1 Schedule 5.8.1 sets forth a true, complete and correct list of all owned real property included in the Project Assets (together with all improvements thereon, the “Owned Real Property”) and the parcel identification numbers thereof. The Owned Real Property is not subject to any Liens other than Permitted Liens.

5.8.2 Schedule 5.8.2 sets forth a true, complete and correct list of all material leases and subleases that are Real Property Leases/Easements, including all amendments, supplements and modifications thereto and the termination or expiration dates thereof (to the extent determinable). The Dominion Member has provided the Partner Member with true, complete and correct copies of all Real Property Leases/Easements. All amounts due and payable by the Dominion Member under the Real Property Leases/Easements have been paid in full. The Real Property Leases/Easements are not subject to any Liens other than Permitted Liens. To the Dominion Member’s knowledge, no Person has any rights to use or occupy any Real Property

Leases/Easements in a manner that conflicts with the rights of the Dominion Member under the applicable Real Property Lease/Easement in any material respect. The Dominion Member has not provided any parties with rights to use or occupy the Owned Real Property or Real Property Leases/Easements. The interests of the Dominion Member in the Real Property Leases/Easements are in full force and effect. As of the date hereof, the Dominion Member and its Affiliates have not received any written notice that any party intends to terminate, cancel, suspend performance of or not renew any Real Property Leases/Easements. The Dominion Member has not defaulted and is not in default (or would be in default with the giving of notice or passage of time) in any material respect under any Real Property Lease/Easement and to the Dominion Member’s knowledge no counterparty is in default (or would be in default with the giving of notice or passage of time) in any material respect under any Real Property Lease/Easement. There are no ongoing material disputes with respect to the Real Property Leases/Easements.

5.8.3 The Owned Real Property and Real Property Leases/Easements (collectively, the “Real Property”) has been used, maintained and operated in accordance with applicable customary practices. To the Dominion Member’s knowledge, no condemnation proceedings are pending or threatened against the Real Property. Schedule 5.8.3(a) sets forth a true, complete and correct list of all real property subject to condemnation proceedings initiated by or on behalf of the Dominion Member as of the date hereof. Except as set forth on Schedule 5.8.3(b), together with the real property rights described in Schedule 5.8.3(a) to be acquired by condemnation proceedings and the property subject to the agreements or contracts described in Schedule 5.8.4, to the Dominion Member’s knowledge, the Real Property is sufficient in all material respects for the construction, installation, operation and maintenance of the Project for a period of thirty (30) years following Project COD.

5.8.4 Schedule 5.8.4 sets forth a true, complete and correct list of all agreements or contracts for the purchase or sale of any real property or interests therein with respect to the Project. All such agreements or contracts are in full force and effect in accordance with their terms. Except as set forth in Schedule 5.8.4, the Dominion Member is not party to any agreements or contracts for the purchase or sale of any real property or interests therein with respect to the Project.

5.8.5 For the avoidance of doubt no representation or warranty contained in the Agreement, shall apply with respect to any real property, leases or easements on the transmission-side of the point of interconnection at the Harpers Road Switching Station.

5.9 Offshore Leases. The Dominion Member validly holds, and as of the Closing the Company will validly hold, all rights granted under the Commercial Lease of Submerged Lands for Renewable Energy Development on the Outer Continental Shelf (Lease No. OCS-A 0483) between the Dominion Member and the United States of America, acting through the Bureau of Ocean Energy Management (“BOEM”), dated November 1, 2013, as updated by BOEM via its January 28, 2024 approval of the Dominion Member’s Construction and Operation Plan (issuing updated Addenda A and D to the Lease OCS-A 0483) (the “Offshore Lease”), free and clear of all Liens, except for Permitted Liens or as would not, individually or in the aggregate, reasonably be expected to be material and adverse to the development, construction, ownership or operation of the Project. To the Dominion Member’s knowledge, the Offshore Lease is not subject to any application or Action to amend, revoke, modify, consolidate, segregate, suspend, or transfer the Offshore Lease. To the Dominion Member’s knowledge, the Offshore Lease constitutes all material rights or interests in the Outer Continental Shelf to the extent material rights or interests in the Outer Continental Shelf are necessary for the development, construction, installation, operation and maintenance of the Project for a period of thirty (30) years following Project COD.

5.10 Compliance with Law. Except as set forth on Schedule 5.10:

5.10.1 The Project Assets and Project are being, and have at all times been, owned, held, maintained and operated in compliance in all material respects with all applicable Laws, Court Orders and Governmental Approvals. The ownership of the Project Assets and the Project, and the uses to which such Project Assets have been put, are not, and since January 1, 2021, have not been in material breach of applicable Laws, Court Orders or Governmental Approvals.

5.10.2 The Dominion Member and its officers, directors, employees, and to the Dominion Member’s knowledge (as defined in the FCPA or as defined in and interpreted under Sanctions and Trade Control Laws, as applicable), its agents, consultants, independent contractors, and other representatives in connection with the Project Assets or the Project: (a) have not violated and are not in violation of any applicable Anti-Corruption Laws or Sanctions and Trade Control Laws; (b) have not made, given, offered, authorized, or promised to make, give, offer or authorize the payment of any money, commission, reward, gift, hospitality, entertainment, inducement (including any facilitation payments) or anything else of value, directly or indirectly, to: (i) any Government Official; (ii) any person acting for or on behalf of any Government Official; or (iii) any other person, for the purpose of obtaining or retaining business or favorable governmental action, to otherwise secure any improper advantage; and (c) will take no action, or fail to take any required action, in connection with the Project Assets in violation of applicable Anti-Corruption Laws or Sanctions and Trade Control Laws. There is no Action pending or, to its knowledge, an Action, investigation, or review threatened or being conducted against it, with respect to (or that would otherwise be binding on) the Project or the Project Assets relating to potential or alleged violations of the Anti-Corruption Laws or Sanctions and Trade Control Laws.

5.10.3 In relation to each Material Contract that requires compliance with all Jones Act Laws, to the Dominion Member’s knowledge, there has been no material noncompliance with such Jones Act Laws.

5.10.4 The Dominion Member has not, since January 1, 2021, (a) received any written notice of any Action, whether settled, pending or threatened in writing (i) alleging that the Dominion Member has violated any Jones Act Laws or (ii) challenging the compliance of the vessel strategy (including the chartering and use by the Dominion Member of the Charybdis vessel) for the development, construction, installation, operation and maintenance of the Project (the “Vessel Strategy”) with any Jones Act Laws, and no such Actions are pending against the Dominion Member, and (b) to the Dominion Member’s knowledge, no written claim has been made to any Person performing work in connection with the construction of the Project (including any vessel owner or operator, or any contractor utilizing a vessel in the performance of its work) alleging that such Person has materially violated any Jones Act Laws or materially breached the terms and conditions of any charter (or other contract involving the use of the vessel) applicable to the Project that require compliance with any Jones Act Laws.

5.10.5 The Company has at all times been in material compliance with all applicable Laws, Court Orders and Governmental Approvals.

5.11 Environmental Matters. Except as set forth on Schedule 5.11:

5.11.1 The Dominion Member and its Affiliates, with respect to the Project or the Project Assets, the Company and the Project Assets are, and have been, since January 1, 2021, in material compliance with all applicable Environmental Laws.

5.11.2 There are no material Environmental Claims pending or, to the Dominion Member’s knowledge, threatened against the Dominion Member and its Affiliates, with respect to the Project, the Project Assets, the Company or the Project.

5.11.3 There has been no Release or threatened Release of, or exposure to, any Hazardous Materials by the Dominion Member and its Affiliates, the Company, or to the Dominion Member’s knowledge, any other Person relating to the Project or the Project Assets that would reasonably be expected to give rise to any material Liability under applicable Environmental Laws or an Environmental Claim.

5.11.4 The Dominion Member has made available to the Partner Member complete and accurate copies of all material Environmental Permits, material environmental assessments, audits, endangered or threatened species studies, surveys, and other material documents addressing environmental matters relating to the Dominion Member and its Affiliates, with respect to the Project or the Project Assets, the Company, the Project Assets and the Project.

Notwithstanding the generality of any other representations and warranties contained in this Agreement, Section 5.11 and Section 5.18 shall constitute the sole and exclusive representations and warranties regarding any environmental matters relating to the Dominion Member, the Company, the Project and the Project Assets.

5.12 No Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon contracts, arrangements or understandings made by or on behalf of the Dominion Member or any of its Affiliates for which the Company or the Parnter Member could be liable.

5.13 Insurance. Schedule 5.13 sets forth a true, complete and correct list of the insurance policies that provide coverage for the Project Assets or the Project. All of such policies are in full force and effect, and the Dominion Member (and its Affiliates) is not in material default and has not received a written notice of a default, with respect to such policies, nor has it received written notice of cancellation, termination or non-renewal thereof or any written notice from the insurer under any such insurance policy disclaiming coverage, reserving rights with respect to a particular claim or disallowance or reduction in coverage with respect to any such insurance policy. There is no claim by the Dominion Member or any of its Affiliates pending under any such insurance policy and, to the Dominion Member’s knowledge, all claims and reportable incidents under any such insurance policy have been reported and asserted. All premiums due and payable for such insurance policies have been duly paid.

5.14 Company.

5.14.1 The Dominion Member owns, or upon formation of the Company will own, legal and beneficial title to one hundred percent (100%) of the limited liability company interests of the Company (“Company Interests”), free and clear of all Liens, transfer restrictions, voting agreements or other agreements with respect to the ownership, voting control or transfer of the interests, other than restrictions on transfer under federal and state security Laws.

5.14.2 The Company Interests represent all of the issued and outstanding Equity Interests of the Company. The Company Interests are duly authorized, validly issued, fully paid and non-assessable, were issued (and are currently) free of preemptive rights, are free and clear of all Liens, other than restrictions on transfer under federal and state security Laws, and were issued in accordance with the registration or qualification provisions of the Securities Act, as amended, and any relevant state securities Laws or pursuant to valid exemptions therefrom. Such limited liability company interests are not certificated. Immediately after the Closing, the Partner Member will be the sole beneficial and record owner of the Class B Units free and clear of all Liens, other than restrictions on transfer under federal and state security Laws, and such Class B Units will be duly authorized, validly issued, fully paid and non-assessable.

5.14.3 There are no, and upon formation of the Company there will be no, outstanding securities of the Company convertible into, exchangeable or exercisable for membership interests, Equity Interests or other securities of the Company. There are no, and upon formation of the Company there will be no, outstanding warrants, purchase rights, conversion rights, exchange rights, options, calls, equity participation rights, pre-emptive rights, subscriptions, “phantom” equity or other rights, agreements, arrangements, convertible or exchangeable securities or other Contracts pursuant to which the Dominion Member or the Company is or may become obligated to issue, transfer, sell, purchase, return or redeem or cause to be issued, transferred, sold, purchased, returned or redeemed any Company Interests or make any distributions or dividends in respect of any Company Interests except as set forth in the Company Agreement. Immediately after the Closing, the only outstanding securities of the Company shall be Class A Units held by the Dominion Member and Class B Units held by the Partner Member.

5.14.4 Since formation until immediately prior to Closing, the Company: (a) except to the extent required by the Transaction Documents, has not engaged in any business; (b) has not had any employees, independent contractors or other service providers; (c) has not had any Subsidiaries or owned any Equity Interests in any Person; (d) has not been a party to any Contract (other than the Transaction Documents to which it is a party); and (e) does not have any material assets or material Liabilities. The Company is not a party to or otherwise subject to any legal, regulatory or contractual restriction, except for any restriction imposed by the Virginia State Corporation Commission or the North Carolina Utilities Commission after the date hereof in accordance with the terms of this Agreement, restricting the ability of the Company to pay dividends or make similar distributions to holders of its equity interests.

5.14.5 True, accurate and complete copies of the constitutive documents, including the articles of organization, operating agreement, bylaws or other organizational document of the Company have been provided to Partner Member and reflect all amendments thereof.

5.14.6 Solely for the purposes of the Public Utility Holding Company Act, since formation, the Company has engaged directly and exclusively in the business of owning and operating the Project and either has (a) sold electric energy exclusively at wholesale or (b) derived no more than thirteen percent (13%) of its revenues from outside of the Commonwealth of Virginia.

5.14.7 Since formation, the Company has not taken any actions other than those necessary for the Company to perform its obligations under this Agreement and consummate the transactions contemplated hereby and by the other Transaction Documents to which the Company will be a party.

5.14.8 At the Closing, the Company will not have any intercompany receivables with the Dominion Member or any of its Affiliates excluding any such intercompany payables or receivables which would have been incurred under the Project Management Agreement or the Billing Services Agreement, as applicable, if such agreements had been in effect from and after the Effective Date.

5.15 Financial Matters.

5.15.1 The Company has not incurred, and as of the Closing after giving effect to the contribution of the Contributed Assets that are being contributed pursuant to this Agreement and assumption of the Assumed Liabilities, will not have incurred any material liabilities except those related to the development, construction or ownership of the Project.

5.15.2 Except as set forth on Schedule 5.15.2, the Company has no outstanding Indebtedness, and as of the Closing, after giving effect to the contribution of the Contributed Assets that are being contributed pursuant to this Agreement and the assumption of the Assumed Liabilities, will not have any outstanding Indebtedness.

5.15.3 The Construction Budget and the Construction Plan have been prepared by Dominion Member in good faith.

5.15.4 As of the Effective Date, the Virginia State Corporation Commission has approved a total cost recovery and revenue requirement for the Dominion Member in the amount of three hundred forty-nine million, six hundred and ninety-seven thousand Dollars ($349,697,000), through Rider OSW during the prior two (2) rate years encompassing September 1, 2022, through August 31, 2023, and September 1, 2023, through August 31, 2024, in the final orders issued on August 5, 2022, in Case No. PUR-2021-00142 and July 7, 2023, in Case No. PUR-2022-00187, respectively (the “Accumulated Rider OSW Amount”). As of the Effective Date, the Accumulated Rider OSW Amount does not include the cost recovery and revenue requirement sought by the Dominion Member in the amount of four hundred and eighty-five million, nine hundred and thirty-three thousand, four hundred and fifty-five Dollars ($485,933,455) in its most recent Rider OSW application for the rate year encompassing September 1, 2024, through August 31, 2025, in Case No. PUR-2023-00195. As of January 31, 2024, the Dominion Member has actually incurred costs and expenses related to the Project in the amount of three billion thirty three million two hundred seventy three thousand seven hundred and sixty five dollars ($3,033,273,765), which represents approximately eight hundred sixty seven percent (867%) of the Accumulated Rider OSW Amount.

5.16 Consents and Approvals. Except as described on Schedule 5.16, there are no consents, approvals, authorizations, notices to, or registrations with, any Governmental Authority or third Person required to be made or obtained by the Dominion Member or any of its Affiliates in connection with the execution, delivery and validity of this Agreement and the other Transaction Documents to which such Person is a party, the performance by the Dominion Member or any of its Affiliates of their respective obligations hereunder and thereunder, or the consummation of the transactions contemplated by this Agreement and the other Transaction Documents to which such Person is a party, except in each case where the failure to make or obtain any such consents, approvals, authorizations, notices or registrations would not, individually or in the aggregate, reasonably be expected to be material and adverse to the development, construction, ownership or operation of the Project.

5.17 Material Contracts. Schedule 5.17 sets forth a true, complete and accurate list of each Material Contract as of the date hereof. Each Material Contract is valid and binding on the Dominion Member or one of its Affiliates to the extent the Dominion Member or such Affiliate is a party thereto, as applicable, and to its knowledge, on each other counterparty thereto, and is in full force and effect and is enforceable in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting creditors’ rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in Law or at equity) and at Closing will be in full force and effect, except where such failure to be valid, binding, enforceable and in full force and effect would not, individually or in the aggregate, reasonably be expected to be material and adverse to the development, construction, ownership or operation of the Project. The Dominion Member and its Affiliates have not received any written notice that any party intends to terminate, cancel, suspend performance of or not renew any Material Contract. Neither the Dominion Member nor any of its Affiliates is in breach, default or violation of (or, with notice or lapse of time or both, would become in breach or violation of) any Material Contract and, to its knowledge, no counterparty to any Material Contract is in breach, default or violation of any Material Contract, except in either case for any such breaches or violations that would not, individually or in the aggregate, reasonably be expected to be material and adverse to the development, construction, ownership or operation of the Project. The Dominion Member has delivered to the Partner Member accurate and complete copies of each Material Contract, in each case, as amended or otherwise modified and in effect. To the Dominion Member’s knowledge, no event, act, circumstance or condition exists which constitutes, or, with the passage of time would constitute, an event of force majeure under any Material Contract. Except as disclosed on Schedule 5.17, to the Dominion Member’s knowledge, the Dominion Member and/or its Affiliates do not owe any indemnity to any counterparty to any Material Contract.

5.18 Permits.

5.18.1 Schedule 5.18.1(a) sets forth all of the material Permits granted or issued to the Dominion Member or its Affiliates in respect of the Project and all pending applications for material Permits, but in each case, excluding short-term temporary Permits, that have been submitted by the Dominion Member or its Affiliates (each Permit required to be listed on Schedule 5.18.1, the “Project Permits”). The Dominion Member has made available to the Partner Member a correct and complete copy of each Project Permit.

5.18.2 Each Project Permit (a) was duly obtained; (b) is valid, binding, and in full force and effect and has not been terminated, revoked or modified; and (c) is held in the name of the Dominion Member or the Company. The Dominion Member and its Subsidiaries, as applicable, are in compliance in all material respects with the terms and conditions of each Project Permit and with all rules, regulations and requirements of the Governmental Authority issuing such Permit.

5.18.3 To the Dominion Member’s knowledge, no event has occurred and no fact or circumstance exists that, with or without notice or lapse of time or both, would reasonably be expected to result in the revocation, suspension, termination, lapse, limitation of, or any other material adverse change or modification in, any Project Permit. None of the Dominion Member or its Affiliates has received (a) written notice of a breach or default with respect to any Project Permit, or (b) with respect to the Project Permits, written notice of any revocation or termination of any such Project Permit or modification of the requirements of any such Project Permit and to the Dominion Member’s knowledge no fact or circumstance exists that, with or without notice or lapse of time or both that would reasonably be expected to prevent the Dominion Member or its applicable Subsidiary from maintaining any such Project Permit.

5.18.4 None of the Dominion Member or its Affiliates has received written notice from any Governmental Authority stating that it will not issue any Pending Permit or would impose conditions on the issuance of any Pending Permit that would materially impact the development, ownership, operation or maintenance of the Project and, to the Dominion Member’s knowledge, no adverse comments have been filed with respect to such Pending Permits with the applicable issuing Governmental Authority by any Person. To the Dominion Member’s knowledge, no event has occurred and no fact or circumstance exists that, with or without notice or lapse of time or both, that would reasonably be expected to result in the failure or inability to obtain any Pending Permit. To the Dominion Member’s knowledge, all Pending Permits can be obtained by the Dominion Member or its Subsidiaries in the ordinary course of business on commercially reasonable terms consistent with the past practice of the applicable issuing Governmental Authority.

5.18.5 The information provided in the application for any Project Permit application was, at the time such application was submitted, true, correct, and complete in all material respects, or was subsequently modified as to make such information true, correct and complete in all material respects.

5.18.6 The Project Permits and Pending Permits constitute all of the material Permits, but in each case, excluding short-term temporary Permits, that are necessary for the development, construction and operation of the Project and the Project Assets, as the Project is currently contemplated.

5.19 Affiliate Transactions. Except as otherwise set forth on Schedule 5.19, as of the Closing, neither the Dominion Member nor any Affiliate of the Dominion Member, (a) will be a party to any Contract that is a Contributed Asset, or (b) other than as contemplated by the Project Management Agreement, will have a direct or indirect ownership interest in any Project Asset (other than through direct or indirect ownership of the Company) or the Project.

5.20 Support Obligations. Schedule 5.20 is a complete and accurate list of all guaranties, letters of credit, letters of comfort, bid bonds or performance or surety bonds, or other credit support, posted or provided by the Dominion Member or any of its Affiliates with respect to the Company Business or the Project (excluding, for the avoidance of doubt, any Credit Support by an Affiliate of the Dominion Member provided with respect to the vessel charter) (collectively, the “Support Obligations”). Schedule 5.20 identifies the Person providing the applicable Support Obligation, the underlying Contract under which such Support Obligation is posted or provided and the required amount of such Support Obligation. The Support Obligations constitute all credit support obligations currently required to be provided pursuant to the Material Contracts, the Dominion Member or its applicable Affiliate is not in material breach or default with respect to any Support Obligation, and, to the Dominion Member’s knowledge, no event has occurred that, with notice or the passage of time or both, would result in a material breach or default by any Person with respect to any Support Obligation.

5.21 Books and Records. All Books and Records related to the Project, the Company or the Project Assets have been maintained in accordance with Law in all material respects and in the ordinary course of business.

5.22 Regulatory Status.

5.22.1 The Company has not (a) applied for or received authority from FERC under Section 205 of the FPA to sell energy, capacity or ancillary services at market-based rates or otherwise; (b) submitted to or otherwise have on file with FERC any tariff or service agreement under which it makes sales energy, capacity or ancillary services; or (c) been granted any waivers of regulations or blanket authorizations appurtenant to receiving authorization to sell energy, capacity or ancillary services at market-based rates, including blanket authorization for the issuance of securities and assumption of liabilities under Section 204 of the FPA and FERC’s regulations thereunder.

5.22.2 The Project has not sold any energy, capacity or ancillary services, including but not limited to test power or energy. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement and the other Transaction Documents by the Dominion Member and the Company does not require prior authorization from FERC under Section 203 of the FPA.

5.23 Project Studies. As of the date hereof, the Dominion Member made available (including through links to public studies) to the Partner Member, to the extent in possession of or otherwise available to Dominion Member or its Affiliates, true, complete and correct copies of each Project Study.

5.24 Investment Company Act. The Company is not an “investment company” or a company “controlled” by an “investment company” within the meaning of the Investment Company Act of 1940 or an “investment advisor” within the meaning of the Investment Company Act of 1940. In making the preceding representation and warranty, the Dominion Member is not relying on an exemption under Section 3(c)(1) or 3(c)(7) of the Investment Company Act of 1940.

5.25 Condemnation. None of the Dominion Member or its Affiliates has received written notice of condemnation of the Project or any portion material to the operation thereof or a written notice of intent to condemn the Project or any portion material to the operation thereof. To the Dominion Member’s knowledge, there is no threatened condemnation of the Project or any portion material to the operation thereof.

5.26 Casualties. As of the Effective Date, no unrepaired destruction by fire, explosion or other casualty exists with respect to the Project or any portion thereof or any other Project Assets material to the ownership or operation of the Project or the sale of electricity therefrom.

5.27 Compliance with Anti-Corruption Laws and Sanctions and Trade Control Laws. The Company and its officers, directors, employees, and to the Dominion Member’s knowledge (as defined in the FCPA or as defined in and interpreted under Sanctions and Trade Control Laws, as applicable), its agents, consultants, independent contractors, and other representatives: (a) have not violated and are not in violation of any applicable Anti-Corruption Laws or Sanctions and Trade Control Laws; (b) have not made, given, offered, authorized, or promised to make, give, offer or authorize the payment of any money, commission, reward, gift, hospitality, entertainment, inducement (including any facilitation payments) or anything else of value, directly or indirectly, to: (i) any Government Official; (ii) any person acting for or on behalf of any Government Official; or (iii) any other person, for the purpose of obtaining or retaining business or favorable governmental action, to otherwise secure any improper advantage; and (c) will take no action, or fail to take any required action, in violation of applicable Anti-Corruption Laws or Sanctions and Trade Control Laws.

5.28 Employee Benefits; Employment and Labor Matters.

5.28.1 The Company is not, nor has ever been, the W-2 issuing employer of any employees. The Company is not a party to or bound by any collective bargaining agreement, nor is there any union election pending or threatened in writing, with respect to the Company. There are no strikes, concerted slowdowns or work stoppages, or similar material labor disputes pending or, threatened in writing with respect to the Company. Except as to matters that would not, individually or in the aggregate, be reasonably expected to be material to the Company, the Company is in compliance with all applicable Laws respecting labor and employment.

5.28.2 The Company has never sponsored, maintained or contributed to a Benefit Plan. The Company could not reasonably be expected to have any liability with respect to any employee benefit plan subject to Title IV of ERISA.

5.29 Interim Period Contracts. To the extent permitted by Law, any Contracts that the Dominion Member procured in connection with the Project or Project Assets during the Interim Period are in the name of the Company except to the extent reasonably be expected to be adverse to the development, construction, ownership or operation of the Project in any material respect. The Dominion Member has used commercially reasonable efforts to ensure that such Contracts are freely assignable to the Company at Project COD.

ARTICLE VI. REPRESENTATIONS AND WARRANTIES OF THE PARTNER MEMBER

Except as otherwise set forth in the Disclosure Schedules, the Partner Member hereby represents and warrants in favor of each of the Dominion Member that, as of the date hereof and as of the Closing Date:

6.1 Due Organization and Authority. It is duly organized and existing and in good standing under the Laws of the Delaware, and it and its Affiliates have all requisite entity power and authority to execute and deliver this Agreement and the other Transaction Documents to which it or any of its Affiliates are or will at the Closing be a party, to perform their respective obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. It has the authority to carry on its business as it is currently conducted and to own, lease and operate its assets and properties where such assets and properties are now owned, leased or operated. It is duly qualified or licensed to do business (where applicable) and is in good standing in each jurisdiction in which the assets or property owned, leased or operated by it or the nature of the business conducted by it makes such qualification, licensure or standing necessary, except as would have a Material Adverse Effect with respect to the Partner Member.

6.2 Due Authorization. The execution, delivery and performance by the Partner Member and, as applicable, its Affiliates of this Agreement and such other Transaction Documents and the consummation of the transactions contemplated hereby and thereby have been duly authorized and approved by all necessary corporate action on the part of the Partner Member or its applicable Affiliate (and no action by any Representative of the Partner Member or its applicable Affiliate is required to duly authorize the execution, delivery and performance by the Partner Member or, as applicable, its Affiliate of this Agreement and such other Transaction Documents and the consummation of the transactions contemplated hereby and thereby).

6.3 Enforceability. This Agreement has been duly executed and delivered by the Partner Member and, assuming due authorization, execution and delivery by the other parties hereto, constitutes (and the other Transaction Documents to which the Partner Member or any of its Affiliates are or will at the Closing be a party will at the Closing be duly executed and delivered and, assuming due authorization, execution and delivery by the other parties thereto, will constitute) a legal, valid and binding obligation of the Partner Member or its applicable Affiliate, enforceable against the Partner Member (or such Affiliate) in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting creditors’ rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in Law or in equity.

6.4 Non-Contravention. Except as set forth on Schedule 6.4, the Partner Member’s and its Affiliates’ execution, delivery and performance of the Transaction Documents and the consummation of the transactions contemplated hereby or thereby: (a) do not and will not, and its performance of the terms and conditions hereof and thereof will not, conflict with, violate or cause a breach of its constitutive documents or any resolution of its stockholders or board of directors; (b) do not and will not violate any provision of Law or any Court Order (other than such violations as would result from the identity or legal or regulatory status of the Dominion Member or its Affiliates); and (c) do not and will not result in a breach, conflict or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in termination of, or accelerate the performance required by, give rise to any change of control, give any Person additional rights or compensation under, or give rise to a loss of a benefit under, or require any action by (including any authorization, consent or approval) or notice to any Person under any of the terms, conditions or provisions of any Contract or permit, except, in the case of each of clauses (b) through (c), for such violations, breaches, rights or Liens that have a Material Adverse Effect with respect to the Partner Member or would reasonably be expected to have, individually or in the aggregate, a material impact on the Partner Member.

6.5 No Litigation. There are no Actions pending or, to the Partner Member’s knowledge, threatened against the Partner Member or any of its Restricted Affiliates, and none of the Partner Member, or any of its Restricted Affiliates is subject to any Court Order that has a Material Adverse Effect with respect to the Partner Member or would reasonably be expected to have, individually or in the aggregate, a material impact on the Partner Member.

6.6 Taxes. The Partner Member (a) is a “United States Person” as defined in Section 7701(a)(30) of the Code (or treated as disregarded as separate from any such Person for U.S. federal Income Tax purposes) and is not subject to withholding under Section 1446 of the Code and (b) is not a Disqualified Person.

6.7 Sophisticated Investor. It has such knowledge and experience in financial, business and investment matters that it is capable of evaluating the merits and risks of the transactions contemplated by this Agreement and the other Transaction Documents to which it is a party, is experienced in investing in transactions of companies in similar industries and stages of development and in similar jurisdictions, and is aware that it may be required to bear, and is able to bear, the economic risk of an investment in the Company. It acknowledges that the membership interests and the limited liability company interests of the Company are not registered under the Securities Act, any applicable state securities Laws or any applicable foreign securities Laws, and that neither the membership interests nor such limited liability company interests may be transferred or sold except pursuant to the registration provisions of the Securities Act or applicable foreign securities Laws or pursuant to an applicable exemption therefrom and pursuant to applicable state securities Laws.

6.8 Principal Investment. The Partner Member is investing in the Company for its own account and not with a view to any distribution of its interest therein.

6.9 Consents and Approvals. Except as described on Schedule 6.9, there are no consents, approvals, authorizations, notices to, or registrations with, any Governmental Authority or third Person required to be made or obtained by the Partner Member or any of its Affiliates in connection with the execution, delivery and validity of this Agreement and the other Transaction Documents to which such Person is a party, the performance by the Partner Member or any of its Affiliates of their respective obligations hereunder and thereunder, or the consummation of the transactions contemplated by this Agreement and the other Transaction Documents to which such Person is a party, except in each case where the failure to make or obtain any such consents, approvals, authorizations, notices or registrations would not have a Material Adverse Effect with respect to Partner Member or would not have, individually or in the aggregate, a material impact on the Partner Member.

6.10 No Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon contracts, arrangements or understandings made by or on behalf of the Partner Member or any of its Affiliates for which the Company or the Dominion Member could be liable.

6.11 Funding.

6.11.1 The Partner Member has delivered to the Dominion Member a true and correct copy of each of the Equity Commitment Letter and the Debt Commitment Letter. The amounts to be provided pursuant to the Debt Commitment Letter will be sufficient for the Partner Member to make the Closing Cash Contribution in full and to consummate the transactions contemplated by this Agreement (including fees and expenses relating to the financings described in the Debt Commitment Letter).

6.11.2 The Partner Member also has delivered to the Dominion Member a complete and correct copy of the executed fee letter on the date hereof that relates to the Debt Financing as redacted in a customary manner (i.e., redacted as to pricing, “market flex” and other provisions; provided, that the redacted pricing, “market flex” and other provisions set forth therein would not reasonably be expected to adversely affect the availability or conditionality of the Debt Financing at Closing).

6.11.3 The Equity Commitment Letter has been duly authorized and executed by the Partner Member and the Stonepeak Sponsor and the Debt Commitment Letter has been duly authorized and executed by the Stonepeak Debt Affiliate. The obligations of the Stonepeak Sponsor to fund the commitment under the Equity Commitment Letter is not subject to any conditions that are not set forth expressly in the Equity Commitment Letter and the obligation to fund the commitment under the Debt Commitment Letter is not subject to any conditions that are not set forth expressly in the Debt Commitment Letter. Neither the Equity Commitment Letter nor the Debt Commitment Letter have been amended or modified, there are no side agreements or other arrangements relating to the Debt Financing or Equity Financing, and to the knowledge of the Partner Member, prior to the Effective Date, the commitments contained in the Equity Commitment Letter and the Debt Commitment Letter have not been withdrawn or rescinded in any respect. All commitment fees and other fees required to be paid as of the Effective Date have been timely paid. To the knowledge of the Partner Member, each of the Equity Commitment Letter and the Debt Commitment Letter is in full force and effect and constitutes the legal, valid and binding obligation of the Stonepeak Sponsor, the Partner Member, and the Stonepeak Debt Affiliate as applicable, enforceable by the Dominion Member against the Stonepeak Sponsor, the Partner Member and the Stonepeak Debt Affiliate as applicable, in each case, except as enforceability may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, arrangement, moratorium or other similar Laws now or hereafter in effect relating to or affecting creditors’ rights generally, and general equitable principles (whether considered in a proceeding in equity or at law). As of the date hereof, the Partner Member is not aware of any fact, occurrence or condition that would cause the Equity Commitment Letter or Debt Commitment Letter to terminate or be ineffective, cause a condition not to be met, or otherwise result in a failure to fund the amounts contemplated to be funded thereunder in accordance with the terms thereof. At Closing the Equity Commitment Letter shall be effective in accordance with its terms.

6.11.4 Assuming the amounts to be provided pursuant to the Debt Commitment Letter are funded in full in accordance with its terms, the Partner Member will have on the Closing Date, sufficient funds to make the Closing Cash Contribution in full.

ARTICLE VII. REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY

Except as otherwise set forth in the Disclosure Schedules, the Dominion Member hereby represents and warrants regarding the Company and in favor of the Partner Member that, as of the date hereof and as of the Closing Date:

7.1 Due Organization and Authority. The Company is duly organized and existing and in good standing under the Laws of the Commonwealth of Virginia, and has all requisite entity power and authority to execute any Transaction Documents to which it is or will at the Closing be a party, to perform its obligations thereunder and to consummate the transactions contemplated thereby. It has the authority to carry on its business as it is currently conducted and to own, lease and operate its assets and properties where such assets and properties are now owned, leased or operated. It is duly qualified or licensed to do business (where applicable) and is in good standing in each jurisdiction in which the assets or property owned, leased or operated by it or the nature of the business conducted by it makes such qualification, licensure or standing necessary, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company.

7.2 Due Authorization. The execution, delivery and performance by the Company of the applicable Transaction Documents and the consummation of the transactions contemplated thereby have been duly authorized and approved by all necessary corporate action on the part of the Company (and no action by any Representative of the Company is required to duly authorize the execution, delivery and performance by the Company of this Agreement and such other Transaction Documents and the consummation of the transactions contemplated hereby and thereby).

7.3 Enforceability. The applicable Transaction Documents to which the Company or any of its Affiliates are or will at the Closing be a party will at the Closing be duly executed and delivered and, assuming due authorization, execution and delivery by the other parties thereto, will constitute legal, valid and binding obligations of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting creditors’ rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in Law or in equity.

7.4 Non-Contravention. Except as set forth on Schedule 7.4, the Company’s execution, delivery and performance of the Transaction Documents and the consummation of the transactions contemplated thereby: (a) do not and will not, and its performance of the terms and conditions hereof and thereof will not, conflict with, violate or cause a breach of its constitutive documents or any resolution of its stockholders or board of directors; (b) do not and will not violate any provision of Law or any Court Order (other than such violations as would result from the identity or legal or regulatory status of the Partner Member or its Affiliates); (c) do not and will not subject its property and assets, including the Project Assets, to, or result in the imposition of, any Lien on the Project Assets other than Permitted Liens; and (d) do not and will not result in a breach, conflict or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in termination of, or accelerate the performance required by, give rise to any change of control, give any Person additional rights or compensation under, or give rise to a loss of a benefit under, or require any action by (including any authorization, consent or approval) or notice to any Person under, any of the terms, conditions or provisions of any Material Contract or Project Permit, except, in the case of each of clauses (b) through (d), for such violations, breaches, rights or Liens that would not, individually or in the aggregate, would not reasonably be expected to be material to the Company.

7.5 No Litigation. There are no, and at no time have there been any, Actions pending or, to the Dominion Member’s knowledge, threatened against the Company, and the Company is not subject to any Court Order that would, individually or in the aggregate, reasonably be expected to be adverse to the development, construction, ownership or operation of the Project in any material respect.

ARTICLE VIII. INDEMNIFICATION

8.1 General.

8.1.1 The Dominion Member makes no representations or warranties to the Partner Member except as expressly contained in Article V and Article VII and in the other Transaction Documents. Without limiting the generality of the foregoing, except as expressly contained in Article V and Article VII or in the other Transaction Documents, none of the Dominion Member, the Company or any of their Affiliates has made or makes any other express or implied representation or warranty, either written or oral, on behalf of the Dominion Member or the Company, including any representation or warranty as to the accuracy or completeness of any information regarding the Project, the Contributed Assets or the Company or with respect to: (a) any estimates of the value of the Project Assets or the Project, or the revenues applicable thereto or (b) any economic evaluations regarding the Project Assets and the Project.

8.1.2 The Partner Member makes no representations or warranties to the Dominion Member except as expressly contained in Article VI and in the other Transaction Documents.

8.1.3 Subject to the limitations set forth herein, each Party shall be entitled to rely upon the representations and warranties of the other Parties set forth in this Agreement.

8.2 Survival. Each of the representations and warranties made by a Party in this Agreement shall survive for a period of eighteen (18) months following the Closing Date except for (a) the Fundamental Representations, which shall survive the Closing Date for a period of six (6) years following the Closing Date, and (b) Sections 5.6 and 6.6, which shall survive the Closing Date for the period of the applicable statute of limitations plus ninety (90) days (each of the survival periods described in the foregoing sentence, a “Survival Period”). The covenants or obligations that are required to be performed at or prior to the Closing and the applicable indemnification provided for in Section 8.3 and Section 8.4 for such covenants or obligations will survive the Closing Date for a period of sixty (60) days; the covenants or obligations that are required to be performed in whole or in part after the Closing Date and the applicable indemnification provided for in Section 8.3 and Section 8.4 for such covenants or obligations will survive for the period provided in such covenants or obligations, if any, or until fully performed. No Claim or Action arising out of the inaccuracy or breach of any representation and warranty of any Party may be made following the expiration of the applicable Survival Period; provided, that the obligations of the relevant Party to indemnify, defend and hold harmless shall not terminate with respect to any Claim made by the Person to be indemnified before the expiration of the applicable Survival Period in accordance with the provisions of this Agreement; provided, further, that to the extent an indemnification obligation results from Fraud of the Indemnifying Party, the underlying representation, warranty, covenant or obligation and the indemnification obligation with respect thereto shall survive indefinitely. Without prejudice to the rights of the Parties to terminate this Agreement pursuant to and in accordance with Article X, the Parties acknowledge and agree that any Claim or Action against any of the Parties, its Affiliates or its or its Affiliates’ respective Representatives based upon, directly or indirectly, any of the representations and warranties, covenants or agreements contained in this Agreement may be brought only as expressly provided in this Article VIII.

8.3 Dominion Member Indemnity. Subject to the terms and provisions of this Agreement (including, for the avoidance of doubt, the limitations set forth in this Article VIII), from and after the Closing Date, the Dominion Member agrees to indemnify, defend and hold harmless the Company (as set forth in the Company Agreement subject to receipt of the State Regulatory Approval) and the Partner Member and their respective Affiliates and Representatives from and against any and all Damages to the extent resulting from, arising out of or relating to: (a) any breach of the representations and warranties of the Dominion Member contained in Article V, Article VII or in the other Transaction Documents (it being agreed and acknowledged that solely for the purposes of calculating the amount of Damages for which the Dominion Member must indemnify the Partner Member under this Section 8.3(a), such representations and warranties shall be deemed not qualified by any references therein to materiality or whether or not any such breach results or may result in a Material Adverse Effect); (b) any breach by the Dominion Member of, or failure by the Dominion Member to perform, any of its covenants or obligations contained in this Agreement or any other Transaction Document; and (c) the Dominion Retained Liabilities.

8.4 Partner Member Indemnity. Subject to the terms and provisions of this Agreement (including, for the avoidance of doubt, the limitations set forth in this Article VIII), from and after the Closing Date, the Partner Member agrees to indemnify, defend and hold harmless the Dominion Member and their respective Affiliates and Representatives from and against any and all Damages to the extent resulting from, arising out of or relating to: (a) any breach of the representations and warranties of the Partner Member contained in Article VI or in the other Transaction Documents (it being agreed and acknowledged that solely for the purposes of calculating the amount of Damages for which the Partner Member must indemnify the Dominion Member under this Section 8.4(a), such representations and warranties shall be deemed not qualified by any references therein to materiality or whether or not any such breach results or may result in a Material Adverse Effect); and (b) any breach by the Partner Member of, or failure by the Partner Member to perform, any of its covenants or obligations contained in this Agreement.

8.5 Claims Process.

8.5.1 In the event that: (a) any Action is asserted or instituted by any Person other than the Parties or their Affiliates which could give rise to an obligation of any Party (the “Indemnifying Party”) to indemnify any other Party (the “Indemnified Party”) (such Action, a “Third Party Claim”) or (b) any Indemnified Party under this Agreement shall have a claim under this Agreement which does not involve a Third Party Claim (such claim, a “Direct Claim”, and together with Third Party Claims, “Claims”), the Indemnified Party shall, promptly after it becomes aware of a Third Party Claim, or facts supporting a Direct Claim, provide written notice to the Indemnifying Party specifying the nature of such Action, including the specific breach with respect to the Closing and the amount or estimated amount thereof (which amount or estimated amount shall not be conclusive of the final amount, if any, of such Action) (a “Claim Notice”), together with copies of all notices and documents served on or received by the Indemnified Party in the case of a Third Party Claim and thereafter will keep the Indemnifying Party reasonably informed with respect thereto; provided that failure of Indemnifying Party to timely provide Claim Notice or to keep Indemnifying Party reasonably informed as provided herein shall not relieve the Indemnifying Party of its obligations under this Section 8.5 except to the extent that the Indemnifying Party shall have been prejudiced by or adversely affected by such failure to give such notice.

8.5.2 In the event of a Third Party Claim, the Indemnifying Party shall have the right to defend the Indemnified Party against such Third Party Claim and be entitled to appoint counsel of the Indemnifying Party’s choice at the expense of the Indemnifying Party to represent the Indemnified Party in connection with such Action (in which case the Indemnifying Party shall not thereafter be responsible for the fees and expenses of any separate counsel retained by any Indemnified Party or any other costs and expenses with respect to the defense of a Third Party Claim except as set forth below); provided that the Indemnifying Party will not have the right to assume the defense of any Action if (a) in the reasonable opinion of the Indemnified Party, counsel for the Indemnifying Party could not adequately represent the interests of the Indemnified Party because such interests could be in conflict with those of the Indemnifying Party; (b) such litigation involves potential criminal liability or could reasonably be expected to have a material adverse effect on any other matter beyond the scope or limits of the indemnification obligation of the Indemnifying Party; or (c) the Indemnifying Party will not have assumed the defense of the litigation in a timely fashion (but in any event within thirty (30) days of Claim Notice). If requested by the Indemnifying Party, the Indemnified Party agrees to cooperate with the Indemnifying Party and its counsel in defending and contesting any Action which the Indemnifying Party defends, or, if appropriate and related to the Action in question, in making any counterclaim against the Person asserting the Third Party Claim, or any cross-complaint against any Person. No Third Party Claim may be settled or compromised: (i) by the Indemnified Party without the prior written consent of the Indemnifying Party (which consent shall not be unreasonably withheld) which compromise or settlement shall (x) include an unconditional release, in form and substance satisfactory to such Indemnified Party, of such Indemnified Party from all liability on claims that are the subject matter of such claim, and (y) not include a statement as to an admission of fault, culpability or a failure to act by or on behalf of any such Indemnified Party or (ii) by the Indemnifying Party without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld), unless, in the case of clause (ii), the sole relief provided is monetary damages that are paid in full by the Indemnifying Party. In the event any Indemnified Party settles or compromises or consents to the entry of any judgment with respect to any Third Party Claim without the prior written consent of the Indemnifying Party, each Indemnified Party shall be deemed to have waived all rights against the Indemnifying Party for indemnification under this Section 8.5.2 with respect to such Third Party Claim.

8.5.3 In the event of a Direct Claim, the Indemnifying Party shall notify the Indemnified Party within thirty (30) days of receipt of a Claim Notice whether the Indemnifying Party disputes such claim. From and after the delivery of a Claim Notice, at the reasonable request of the Indemnifying Party, the Indemnified Party shall grant the Indemnifying Party reasonable access to the books, records, employees, Representatives and properties of such Indemnified Party to the extent reasonably related to the matters to which the Claim Notice relates.

8.6 Limitations.

8.6.1 Notwithstanding anything contained in this Agreement to the contrary, but subject to the limitations set forth in this Section 8.6, Section 11.5 or otherwise in this Agreement: (a) the aggregate amount of the Dominion Member’s liability pursuant to Section 8.3(a), except with respect to a breach of the Fundamental Representations, breach of Section 5.6 and claims arising out of Fraud, shall not exceed [***] of the Closing Cash Contribution and (b) except with respect to Fraud, the aggregate amount of liability for the Dominion Member or the Partner Member, as applicable, pursuant to this Agreement and the transactions contemplated hereby shall not exceed [***] of the Closing Cash Contribution.

8.6.2 In no event shall (a) the Dominion Member have any liability for Damages in respect of any indemnification obligations under Section 8.3(a) or (b) the Partner Member have any liability for Damages in respect of any indemnification obligations under Section 8.4(a), as applicable, except with respect to a breach of the Fundamental Representations, breach of Section 5.6, breach of Section 6.6 and claims arising out of Fraud, unless and until the amount of such Damages exceed, in the aggregate, [***] of the Closing Cash Contribution (the “Threshold”), and then only to the extent such Damages are [***] of the Threshold, subject to the limitations set forth in Section 8.6.1.

8.6.3 No representation or warranty made in Article V, Article VI or Article VII (except with respect to the Fundamental Representations and the representations and warranties in Section 5.6 and Section 6.6) shall be deemed to be breached and no claim for indemnification therefor may be made unless the Damages resulting from or arising out of any individual circumstance or occurrence that results in Damages actually incurred or paid by an Indemnified Party [***] (the “De Minimis Amount”), and if such Damages [***] the De Minimis Amount, the full amount thereof (after taking into account the limitations set forth in this Article VIII) shall be taken into account in determining whether, and the extent to which, the Threshold has been met and, if the Threshold has been met, shall be subject to indemnification under this Article VIII except to the extent limited by this Section 8.6.

8.6.4 Notwithstanding anything in this Agreement to the contrary the Dominion Member shall not be liable for the portion of any Damages actually incurred or paid by an Indemnified Party that directly result from a change in Law following the date of this Agreement.

8.6.5 An Indemnified Party shall use commercially reasonable efforts to mitigate all Damages relating to an indemnifiable claim, including availing itself of any defenses, limitations, rights of contribution, and other rights at law or equity; provided, that an Indemnified Party shall not be required to incur (or cause its Affiliates to incur) other Damages that are not indemnifiable pursuant to this Article VIII in order to mitigate Damages that would be indemnifiable pursuant to this Article VIII.

8.6.6 An Indemnifying Party’s indemnification obligations under this Article VIII shall be reduced [***] by [***] of any third-party insurance or warranty proceeds or a reimbursement payment or indemnification, which have been actually recovered and received (after deducting therefrom any amount expended in pursuing or defending any claim) by the Indemnified Party in connection with the facts giving rise to the right of indemnification.

8.6.7 Except for claims for (a) specific performance or (b) arising out of the Fraud of any Party, and without prejudice to the rights of the Parties to terminate this Agreement pursuant to and in accordance with Article X, each of the Parties agrees that its sole and exclusive recourse after the Closing with respect to any breach of any representation, warranty, covenant or agreement contained in this Agreement shall be pursuant to the indemnification provisions set forth in this Article VIII.

8.6.8 Unless prohibited by Law, in the event that both the Company and the Partner Member (or its Affiliates or its and their respective Representatives) are entitled to indemnification under Section 8.3, the Partner Member shall be entitled to elect which Person shall be the beneficiary of such indemnification (and who shall receive any payments of Damages with respect thereto) (the “Elected Beneficiary”), and any Damages payable with respect thereto shall be based on the Damages suffered by the Elected Beneficiary, provided, however, if the Elected Beneficiary is the Partner Member (rather than the Company), the Percentage Interest (as defined in the Company Agreement) of the Partner Member (as of the date of payment of such claim) shall be taken into account in calculating the amount of Damages.

8.6.9 Notwithstanding anything to the contrary contained in this Agreement, with respect to any Damages for which the Company or the Partner Member would be otherwise entitled to indemnification under Section 8.3, neither the Company nor the Partner Member shall be entitled to any indemnification with respect to breach of the representations and warranties of the Dominion Member contained in Article V and Article VII (other than Fundamental Representations or the representations and warranties set forth in Sections 5.4, 5.6, 5.16, 5.28 and 7.4) to the extent any portion of such Damages are costs or expenses that (a) relate to facts and circumstances to the extent first arising after the Effective Date and which (b) are funded or committed in the Company Agreement to be funded as a Mandatory Capital Call (as defined in the Company Agreement) or a Tiered Capital Call (as defined in the Company Agreement), other than in each case Damages arising as a result of fraud, willful misconduct or gross negligence of Dominion Member or its Representatives.

8.7 Set Off. If an Indemnifying Party does not satisfy its obligations to pay and satisfy in full the indemnifiable Damages pursuant to Sections 8.3 or 8.4, then, at the sole option of the Indemnified Party, the amount of such unpaid indemnifiable Damages may be set off against distributions that would otherwise be payable to the Indemnifying Party under the Company Agreement. In such event, distributions equal to the unpaid indemnifiable Damages that would otherwise be payable to the Indemnifying Party under the Company Agreement will be instead made to the Indemnified Party (or the Indemnified Party’s assignee that is then a member of the Company). Any liability for indemnification under this Agreement shall be determined without duplication of recovery (taking into account any indemnification or other applicable obligations under the Company Agreement).

8.8 Tax Characterization. The Parties agree to treat any indemnification payment made pursuant to this Agreement as an adjustment to the amount of the Closing Cash Contribution for Tax purposes, unless otherwise required by applicable Law. Upon written request of the Indemnified Party, the Parties agree to contribute any such indemnification payment to the Company according to the mechanics in Section 2.4.6 mutatis mutandis as though such payment were a Partner Member Adjustment Amount or a Dominion Member Adjustment Amount, as applicable.

ARTICLE IX.TAX MATTERS

9.1 Transfer Taxes. All Transfer Taxes incurred in connection with the contribution of the Contributed Assets that are being contributed pursuant to this Agreement shall be borne by the Dominion Member. The Dominion Member and the Partner Member shall (a) determine the amount of Transfer Taxes payable in connection with the contemplated transactions; (b) provide all requisite exemption certificates; and (c) prepare and file any and all required Tax Returns for or with respect to such Transfer Taxes with any and all appropriate Governmental Authorities.

9.2 Straddle Period. In the case of any Taxes that are imposed with respect to any Straddle Period, the portion of such Tax which relates to the portion of such Straddle Period ending on and including the Closing Date shall (a) in the case of any real or personal property Taxes or other similar ad valorem Taxes, be deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction the numerator of which is the number of days in the portion of the Straddle Period ending on the Closing Date and the denominator of which is the number of days in the entire Straddle Period and (b) in the case of any other Tax (including, for the avoidance of doubt, the Virginia gross receipts Tax), be deemed equal to the amount which would be payable if the relevant Straddle Period ended on the Closing Date based on an interim closing of the books as of the end of the day on the Closing Date; provided that, for purposes of this clause (b), any item determined on an annual or periodic basis (including amortization and depreciation deductions but, for the avoidance of doubt, excluding the Virginia gross receipts Tax) shall be allocated to the portion of the Straddle Period ended on the Closing Date based on the mechanics set forth in clause (a) above.

9.3 Tax Refunds. As set forth in the Company Agreement (subject to receipt of the State Regulatory Approval) any refunds, credits or overpayments of (or reductions in) Taxes paid or payable by or with respect to the Company or any Contributed Asset (plus any interest received with respect thereto from the applicable Governmental Authority) for any Pre-Closing Tax Period (“Tax Refunds”) that are realized by the Partner Member or the Company following the Closing shall be for the account of the Dominion Member and shall be paid to the Dominion Member within five (5) days after the Partner Member or the Company receives such refund, or after the relevant Tax Return is filed in which a Tax Refund is applied against the Partner Member’s, the Company’s, or any of their successor’s Liability for Taxes. For purposes of this Section 9.3, where it is necessary to apportion any such Tax Refund for a Straddle Period, such refund, credit or overpayment of (or reduction in) Taxes shall be apportioned in the same manner that a comparable or similar Tax liability would be apportioned pursuant to Section 9.2; provided, that, notwithstanding anything herein to the contrary, any Tax Refund of or with respect to Tax that was paid (i) by the Dominion Member (or an Affiliate of the Dominion Member) or (ii) by the Company prior to Closing, in each case, shall be solely for the account of the Dominion Member.

ARTICLE X.TERMINATION

10.1 Termination. At any time prior to the Closing, this Agreement may be terminated, only as follows:

10.1.1 by mutual written consent of the Parties;

10.1.2 by the Dominion Member or the Partner Member, if the Closing has not occurred on or before the Termination Date; provided, that the right to terminate this Agreement under this Section 10.1.2 shall not be available to any Party whose failure to fulfill any obligations under this Agreement has been the primary cause of the failure of the Closing to occur on or before the Termination Date; provided further that, notwithstanding the foregoing, any Party may terminate this Agreement if the Closing has not occurred on or before June 30, 2025;

10.1.3 by Partner Member, if there shall have been a breach of any representation, warranty, covenant or agreement on the part of the Dominion Member contained in this Agreement such that the conditions set forth in Section 4.5.1 or 4.5.2 would not be satisfied for the Closing, and such breach is not capable of being cured or, if capable of being cured, is not cured within thirty (30) days after receipt by the Dominion Member of written notice from the Partner Member of such breach or failure to perform describing such breach or failure in reasonable detail and stating its intention to terminate this Agreement and the basis for such termination; provided that, for the avoidance of doubt, such thirty (30) day period shall not extend the Termination Date; provided further that the Partner Member shall not have the right to terminate pursuant to this Section 10.1.3 if the Partner Member is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement;

10.1.4 by the Dominion Member, if there shall have been a breach of any representation, warranty, covenant or agreement on the part of the Partner Member contained in this Agreement such that the conditions set forth in Section 4.4.1 or 4.4.2 would not be satisfied for the Closing, and such breach is not capable of being cured or, if capable of being cured, is not cured within thirty (30) days after receipt by the Partner Member of written notice from the Dominion Member of such breach or failure to perform describing such breach or failure in reasonable detail and stating its intention to terminate this Agreement and the basis for such termination; provided that, for the avoidance of doubt, such thirty (30) day period shall not extend the Termination Date; provided, further, that the Dominion Member shall not have the right to terminate pursuant to this Section 10.1.4 if (x) the Dominion Member is then in material breach of any of their representations, warranties, covenants or agreements contained in this Agreement or (y) a Claim by a third party asserting a right to invest or acquire an interest in, the Company, the Project or the Project Assets materially contributes to such breach, or failure to perform, of Partner Member;

10.1.5 by the Dominion Member or the Partner Member, if any Governmental Authority shall have issued a Court Order or taken any other action enjoining or otherwise prohibiting the consummation of the transactions at the Closing and such Court Order or other action shall have become final and nonappealable, provided, however, that the right to terminate this Agreement under this Section 10.1.5 shall not be available to a Party if the issuance of such final, non-appealable order, decree, ruling or other action was caused by the failure of such Party to perform any of its obligations under this Agreement in any material respect; and

10.1.6 by the Dominion Member, if: (a) the conditions set forth in Section 4.4 (other than those conditions that by their nature are to be satisfied at the Closing and such conditions are capable of being satisfied if the Closing were to occur on such date) have been satisfied or waived by the Dominion Member; (b) the conditions set forth in Section 4.5 have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing and such conditions are capable of being satisfied if the Closing were to occur on such date) or waived by the Partner Member; (c) the Dominion Member has irrevocably confirmed to the Partner Member in writing that it is ready, willing and able to consummate the transactions contemplated by this Agreement; and (d) the Partner Member fails to effect the Closing within fifteen (15) Business Days after the delivery of such written notification by the Dominion Member; provided, however, that the Dominion Member shall not have the right to terminate pursuant to this Section 10.1.6 if a Claim by a third party asserting a right to invest or acquire an interest in, the Company, the Project or the Project Assets materially contributes to the failure of the Partner Member to effect the Closing.

10.1.7 [***]

10.1.8 Notwithstanding the foregoing, in no event shall the Partner Member terminate this Agreement prior to March 31, 2025 during the pendency of a dispute with respect to a determination of Burdensome Condition or any remedy thereto.

10.2 Effect of Termination.

10.2.1 In the event of a termination of this Agreement, this Agreement shall cease to have force and effect, and there shall be no further liability or obligation on the part of any Party, except that (a) the provisions of Section 1.1 (Definitions), Section 1.2 (Rules of Interpretation), Section 3.5 (Confidentiality) and this Section 10.2 (Effect of Termination) shall continue to apply following any such termination and (b) subject to Section 10.2.5, each Party shall continue to be liable for any breach by such Party of its representations, warranties or covenants contained in this Agreement if due to Fraud or willful breach of this Agreement, including any willful misstatement of information (whether by provision or omission) by Dominion Member in connection with its covenants under Section 3.6.

10.2.2 The Partner Member shall pay or cause to be paid to the Dominion Member or its designee a non-refundable fee of $200,000,000.00 (the “Termination Fee”) if:

(a) this Agreement is terminated by the Dominion Member pursuant to Section 10.1.4; or

(b) this Agreement is terminated by the Dominion Member pursuant to Section 10.1.6; and

(c) this Agreement is terminated by the Partner Member pursuant to Section 10.1.2 and immediately prior to such termination the Dominion Member had the right to terminate this Agreement pursuant to Section 10.1.4 or 10.1.6.

10.2.3 The Dominion Member shall pay or cause to be paid to the Partner Member or its designee the Termination Fee if:

(a) this Agreement is terminated by the Partner Member pursuant to Section 10.1.7; or

(b) this Agreement is terminated by the Dominion Member and immediately prior to such termination the Partner Member had the right to terminate this Agreement pursuant to Section 10.1.7.

10.2.4 If the Termination Fee becomes due pursuant to Sections 10.2.2 or 10.2.3, the Member responsible for paying the Termination Fee (the “Termination Fee Payor”) shall pay to the other Member (the “Termination Fee Recipient”) or its designee the Termination Fee by wire transfer of immediately available funds within fifteen (15) Business Days after the date of termination of this Agreement, it being understood that in no event shall the Termination Fee Payor be required to pay the Termination Fee on more than one occasion. While the Termination Fee Recipient may concurrently seek both a grant of specific performance of the other Member’s obligation to consummate the transactions subject to and in accordance with Section 11.15 and payment of the Termination Fee, in no event shall the Termination Fee Recipient, or any of its Affiliates be entitled to both a grant of specific performance of the Termination Fee Payor’s obligation to consummate the transactions and payment of the Termination Fee. The Termination Fee Recipient shall provide to the Termination Fee Payor notice designating an account for purposes of payment of the Termination Fee within twenty-four (24) hours after any termination subject to Section 10.2.2 or 10.2.3.

10.2.5 Notwithstanding anything to the contrary in this Agreement, if this Agreement is terminated under circumstances in which the Termination Fee Payor is required to pay the Termination Fee pursuant to Section 10.2.2 or 10.2.3, and the Termination Fee is paid, the payment of the Termination Fee shall be the Termination Fee Recipient’s sole and exclusive remedy against the Termination Fee Payor, its Affiliates and their respective shareholders and Representatives, with respect to any and all rights, claims and causes of action such parties may have against the Termination Fee Payor or any of its Affiliate for any and all Damages (whether or not such losses result from willful and material breach) suffered or incurred as a result of or under this Agreement or the transactions contemplated by this Agreement, including the failure of the Closing to occur for any reason or no reason or any breach of any representation, warranty, covenant or obligation under this Agreement (each, a “Termination Claim”), and neither the Termination Fee Recipient nor any of its Affiliates shall (a) be entitled to receive any payment from, or recover monetary damages or losses against, the Termination Fee Payor or any of its Affiliates other than as contemplated by Section 10.2 or (b) bring, assert, commence or institute directly or indirectly, any Termination Claim or permit any of their respective Affiliates to bring, assert, commence or institute, directly or indirectly, any Termination Claim in connection with any failure of the Closing to occur for any reason or no reason or such breach. In furtherance of the foregoing, the Termination Fee Recipient waives, on behalf of itself and its Affiliates, to the fullest extent permitted under applicable Law, any and all Termination Claims other than as contemplated by Section 10.2.

10.2.6 Each Party acknowledges that the agreements contained in this Section 10.2 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, such Party would not enter into this Agreement. Accordingly, in the event the Termination Fee Payor fails to promptly pay the Termination Fee in accordance with Sections 10.2.2 or 10.2.3, then the Termination Fee Payor shall also pay any reasonable out-of-pocket costs, fees and expenses incurred by the Termination Fee Recipient and its Affiliates (including reasonable legal fees and expenses) in connection with a proceeding to enforce this Agreement, which shall in no event exceed [***] Any amount not paid when due pursuant to Sections 10.2.2 or 10.2.3 or this Section 10.2.6 shall bear interest from the date such amount is finally determined to be due until the date paid at a rate equal to the Prime Rate; provided that any interest payable shall in no event exceed [***] in the aggregate.

ARTICLE XI. MISCELLANEOUS

11.1 Amendments and Modifications. The Parties agree that this Agreement will not be subject to change or modification except by an instrument executed in writing by each of the Parties.

11.2 No Waiver. Unless otherwise stated in writing, no failure or delay on the part of any Party in exercising any rights, powers or remedies under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or remedy preclude any other right, power or remedy hereunder. Failure on the part of a Party to complain of any act of any other Party or to declare any other Party in default, irrespective of how long such failure continues, will not constitute a waiver by the first Party of its rights with respect to that default until the applicable limitations period has expired.

11.3 Assignment. This Agreement shall bind and inure to the benefit of the Parties hereto and their respective successors and legal representatives and permitted assigns. No Party shall assign its rights and obligations under this Agreement, without the prior written consent of the other Parties hereto and any such assignment contrary to the terms hereof shall be null and void and of no force and effect; provided, that the Partner Member may, subject to any required approvals from Governmental Authorities, without the prior written consent of the Dominion Member, assign all or any portion of its rights, interests or obligations under this Agreement (a) to any of its Affiliates or after Closing, a buyer of Class B Units (provided that no such assignment shall relieve the Partner Member of its obligations under this Agreement) or (b) in the case of a collateral assignment for security purposes to Partner Member’s lenders.

11.4 Governing Law. This Agreement and any disputes arising hereunder or in connection herewith shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to any conflicts of laws principles that would otherwise require the application of the Law of any other jurisdiction. Each Party consents to personal jurisdiction in any Action brought in any federal court within the State of Delaware having subject matter jurisdiction arising under this Agreement, and each of the Parties hereto agrees that any Action instituted by either of them against the other with respect to this Agreement will be instituted exclusively in a federal court within the State of Delaware. Each of the Parties hereto irrevocably waives the defense of an inconvenient forum to the maintenance of any such Action.

11.5 WAIVER; DISCLAIMER; NO SPECIAL DAMAGES

11.5.1 NOTWITHSTANDING ANYTHING IN THIS AGREEMENT TO THE CONTRARY AND EXCEPT IN THE CASE OF FRAUD AND EXCEPT FOR THOSE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN (A) ARTICLE V, ARTICLE VI AND ARTICLE VII OF THIS AGREEMENT AND (B) ANY OTHER TRANSACTION DOCUMENT (OTHER THAN THIS AGREEMENT), IT IS THE EXPLICIT INTENT OF EACH OF THE PARTIES, AND THE PARTIES HEREBY AGREE, THAT NO PARTY OR ANY OF ITS AFFILIATES OR ITS RESPECTIVE REPRESENTATIVES HAS MADE OR IS MAKING ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, WHETHER AT COMMON LAW, STATUTORY OR OTHERWISE, WRITTEN OR ORAL OTHER THAN AS SET FORTH IN (A) ARTICLE V, ARTICLE VI AND ARTICLE VII OF THIS AGREEMENT AND (B) ANY OTHER TRANSACTION DOCUMENT (OTHER THAN THIS AGREEMENT) AND ANY SUCH OTHER REPRESENTATIONS OR WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED. NEITHER PARTY HAS EXECUTED OR AUTHORIZED THE EXECUTION OF THIS AGREEMENT IN RELIANCE UPON ANY SUCH PROMISE, REPRESENTATION OR WARRANTY NOT EXPRESSLY SET FORTH HEREIN.

11.5.2 EXCEPT AS OTHERWISE EXPRESSLY PROVIDED HEREIN AND EXCEPT IN THE CASE OF FRAUD, THE DOMINION MEMBER’S INTERESTS IN THE CONTRIBUTED ASSETS ARE BEING TRANSFERRED, IF APPLICABLE, “AS IS, WHERE IS, WITH ALL FAULTS,” AND THE DOMINION MEMBER EXPRESSLY DISCLAIMS ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, AS TO THE CONDITION, VALUE OR QUALITY OF THE CONTRIBUTED ASSETS OR THE COMPANY BUSINESS OR THE PROJECT OR THE PROSPECTS (FINANCIAL OR OTHERWISE), RISKS AND OTHER INCIDENTS OF THE CONTRIBUTED ASSETS OR THE COMPANY BUSINESS OR THE PROJECT AND ANY SUCH OTHER REPRESENTATIONS OR WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED. WITHOUT LIMITING THE GENERALITY OF THE IMMEDIATELY PRECEDING SENTENCE, EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT, THE DOMINION MEMBER HEREBY EXPRESSLY DISCLAIMS AND NEGATES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT COMMON LAW, STATUTORY, OR OTHERWISE, RELATING TO THE CONDITION OF THE CONTRIBUTED ASSETS OR THE COMPANY BUSINESS OR THE PROJECT (INCLUDING ANY IMPLIED OR EXPRESS WARRANTY OF MERCHANTABILITY, USE, SUITABILITY OR FITNESS FOR A PARTICULAR PURPOSE, OR OF CONFORMITY TO SAMPLES OF MATERIALS, OR AS TO THE WORKMANSHIP THEREOF, OR THE ABSENCE OF ANY DEFECTS THEREIN (WHETHER LATENT, PATENT OR OTHERWISE), OR THE PRESENCE OR ABSENCE OF ANY HAZARDOUS SUBSTANCES). THE PARTNER MEMBER HAS AGREED TO RELY SOLELY AND EXCLUSIVELY UPON ITS OWN EVALUATION OF THE CONTRIBUTED ASSETS AND THE COMPANY AND THE PROJECT, EXCEPT AS EXPRESSLY PROVIDED HEREIN. THE PROVISIONS CONTAINED IN THIS AGREEMENT ARE THE RESULT OF EXTENSIVE NEGOTIATIONS

BETWEEN THE PARTIES AND NO OTHER ASSURANCES, REPRESENTATIONS OR WARRANTIES ABOUT THE QUALITY, CONDITION, OR STATE OF THE CONTRIBUTED ASSETS OR THE COMPANY OR THE PROJECT WERE MADE BY THE DOMINION MEMBER IN THE INDUCEMENT THEREOF, EXCEPT AS EXPRESSLY PROVIDED HEREIN. EXCEPT IN THE CASE OF FRAUD OR AS OTHERWISE EXPRESSLY PROVIDED FOR IN THIS AGREEMENT OR ANY OTHER TRANSACTION DOCUMENT, THE DOMINION MEMBER SHALL NOT HAVE OR BE SUBJECT TO ANY LIABILITY TO THE PARTNER MEMBER OR ANY OTHER PERSON RESULTING FROM THE DISTRIBUTION TO THE PARTNER MEMBER, OR THE PARTNER MEMBER’S USE OF OR RELIANCE ON, ANY INFORMATION, DOCUMENTS OR MATERIAL MADE AVAILABLE TO THE PARTNER MEMBER IN EXPECTATION OF, OR IN CONNECTION WITH, THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

11.5.3 NOTWITHSTANDING ANY PROVISION IN THIS AGREEMENT TO THE CONTRARY, EXCEPT IN THE CASE OF FRAUD, NO PARTY, OR ITS AFFILIATES, OR ITS OR THEIR RESPECTIVE REPRESENTATIVES, SHALL BE RESPONSIBLE OR LIABLE FOR, AND NO PARTY SHALL BE ENTITLED TO SEEK, ANY INDIRECT, INCIDENTAL, PUNITIVE, EXEMPLARY, SPECULATIVE, SPECIAL OR CONSEQUENTIAL DAMAGES (INCLUDING, WITHOUT LIMITATION, OTHER THAN TO THE EXTENT CONSTITUTING DIRECT DAMAGES OR LOSSES, DAMAGES RELATED TO DIMINUTION IN VALUE, LOST BUSINESS, LOST PROFITS, LOST REVENUE, LOST INCOME, LOSS OF USE OR BUSINESS REPUTATION OR OPPORTUNITY, FAILURE TO REALIZE SAVINGS OR BENEFITS, OR ANY DAMAGES BASED ON OR MEASURED BY ANY TYPE OF MULTIPLE, AND THE DEFINITION OF “DAMAGES” IN SECTION 1.1 SHALL BE INTERPRETED TO EXCLUDE SUCH DAMAGES); PROVIDED, NO PARTY MAY RELY ON THE FOREGOING WAIVER WITH RESPECT TO (I) THE DISALLOWANCE, LOSS, REDUCTION OR RECAPTURE OF TAX BENEFITS (INCLUDING PTCS), AND (II) DAMAGES ARISING OUT OF OR RELATING TO THE FAILURE OR INABILITY OF THE COMPANY TO OBTAIN COMPLETE COST RECOVERY FROM THE VIRGINIA STATE CORPORATION COMMISSION, THE NORTH CAROLINA UTILITIES COMMISSION OR ANY OTHER APPLICABLE GOVERNMENTAL AUTHORITY. THE FOREGOING SHALL NOT BE CONSTRUED AS LIMITING AN OBLIGATION OF AN INDEMNIFYING PARTY HEREUNDER TO INDEMNIFY AND HOLD HARMLESS AN INDEMNIFIED PARTY AGAINST CLAIMS OR ACTIONS ASSERTED BY THIRD PARTIES.

11.6 Reserved.

11.7 Severability. If any provision contained herein is invalid, illegal or unenforceable in any respect under any Law, the validity, legality and enforceability of the remaining provisions shall not be affected or impaired in any way. The Parties shall so far as practicable execute such additional documents in order to give effect to any provision hereof which is determined to be invalid, illegal or unenforceable.

11.8 Notices.

11.8.1 All notices and other communications under this Agreement shall be in writing and delivered in person or by courier service requiring acknowledgment of receipt or mailed by certified mail, postage prepaid and return receipt requested, or by electronic transmission. Notice given by personal delivery or courier shall be effective upon actual receipt. Notice given by certified mail, postage prepaid and return receipt requested shall be effective upon actual receipt or, if not actually received, the fifth (5th) Business Day following deposit with the U.S. Post Office. Notice given by electronic transmission shall be effective upon affirmative confirmation of receipt by the recipient if received during the recipient’s normal business hours, or at the beginning of the recipient’s next Business Day after receipt if not received during the recipient’s normal business hours. The names, addresses and e-mail addresses for the service of notices and other communications referred to in this Section 11.8.1 are:

If to the Dominion Member:

Virginia Electric and Power Company

120 Tredegar Street

Richmond, VA 23219

Attention: Prabir Purohit, Vice President – Strategy

E-mail: [***]

With a copy to:

Dominion Energy Services, Inc.

Legal Department

120 Tredegar Street

Richmond, VA 23219

Attn: Carlos Brown, President – Dominion Energy Services and Executive Vice President, Chief Legal Officer and Corporate Secretary; Richard C. Wetzel, III, Deputy General Counsel – Securities, Corporate Finance and M&A

Email: [***];

[***]

McGuireWoods LLP

Gateway Plaza

800 East Canal Street

Richmond, VA 23219-4030

Attention: Joanne Katsantonis; Michael B. Woodard

E-mail: jkatsantonis@mcguirewoods.com; mwoodard@mcguirewoods.com

If to the Partner Member:

Dunedin Member LLC

c/o Stonepeak Partners LLC

55 Hudson Yards

550 W 34th Street, 48th Floor

New York, NY 10001

Attention: Rob Kupchak, Senior Managing Director

E-mail: [***]

With a copy to:

Stonepeak Partners LLC

55 Hudson Yards

550 W 34th Street, 48th Floor

New York, NY 10001

Attention: Legal & Compliance Department

E-mail: [***]

and

Vinson & Elkins L.L.P.

845 Texas Avenue, Suite 4700

Houston, TX 77002

Attn: Matthew Falcone

Benji Barron

Email: mfalcone@velaw.com

 bbarron@velaw.com

11.8.2 All notices and other communications given to any Party in accordance with the provisions of this Agreement shall be deemed to have been given on the date of receipt, in each case delivered or sent to such Party as provided in Section 11.8.1 or in accordance with the latest unrevoked direction from such Party given in accordance with Section 11.8.1. In the event that any notice under this Agreement is required to be made on or as of a day which is not a Business Day, then such notice shall not be required to be made until the next following Business Day.

11.9 Entire Agreement. This Agreement (including the Schedules and the Exhibits hereto), the other Transaction Documents and the Confidentiality Agreement constitute the entire Agreement among the Parties with respect to the subject matter hereof and supersede any prior understandings, negotiations, agreements, or representations among the Parties of any nature, whether written or oral, to the extent they relate in any way to the subject matter hereof or thereof.

11.10 No Presumption Against Drafter. Each and every provision of this Agreement shall be considered as prepared through the joint efforts of the Parties and shall not be construed against either Party as a result of the preparation or drafting thereof. It is expressly agreed that no consideration shall be given or presumption made on the basis of whom drafted this Agreement or any particular provision hereof.

11.11 No Third Party Beneficiaries. This Agreement is solely for the benefit of (a) the Parties and their respective successors and permitted assigns; (b) solely for purposes of Article VIII, the Persons referred to therein (who shall be entitled to enforce such provisions directly); (c) solely for purposes of this Article XI, the Persons referred to herein (who shall be entitled to enforce such provision directly); and (d) for purposes of Section 11.20, the Debt Financing Sources and the Debt Financing Related Parties (who shall be entitled to enforce such provision directly).

11.12 Public Disclosures. No press releases or other public announcements concerning the transactions contemplated by this Agreement shall be made by any Party without the prior consultation with, and written agreement of, the other Parties (such agreement not to be unreasonably conditioned, withheld or delayed), except for any legally required communication and any communication required pursuant to the rules of any stock or commodities exchange, (in which case, such disclosing Party will endeavor, on a basis reasonable under the circumstances, to provide a meaningful opportunity to the other Party to review and comment upon such public statement or press release, and, in the case of the Dominion Member, will implement any reasonable comments made in good faith by the Partner Member thereto); provided that the Partner Member and its Affiliates and their respective professional advisors shall be permitted to disclose information concerning this Agreement and the transactions contemplated hereby in connection with the customary fundraising, marketing, informational or reporting activities of the Partner Member or its Affiliates. Notwithstanding the foregoing, prior to Closing, neither the Partner Member nor any of its Affiliates (but only those who receive the following information), will transmit or make accessible any information related to this Agreement or the transactions contemplated hereby, in violation of applicable Sanctions and Trade Control Laws or Export Control Laws. For avoidance of doubt, technology and technical information relating to the Project, including technical information relating to the materials, components, systems and subsystems utilized in the Project (“Technical Data”), may be subject to restrictions under applicable Sanctions and Trade Control Laws or Export Control Laws limiting the ability to make such technical information available to Persons from or located in certain countries without first obtaining a license or other approval from U.S. regulatory authorities. No Party nor any of its Affiliates, will make Technical Data available to any non-U.S. Person, without notice to and the advance approval of the Dominion Member, and, as necessary, procurement at its own expense of any license or other government approval as may be required in order to make the proposed sharing of such Technical Data allowable under applicable Laws. The Dominion Member may, at its own discretion, withhold authorization for the sharing of Technical Data with non-U.S. Persons, regardless of whether it would be allowable under applicable Laws. In the event the Dominion Member does consent to the sharing of Technical Data with a non-U.S. Person, it will provide reasonable assistance to the requesting Partner Member’s efforts to procure any necessary licenses or other regulatory approvals.

11.13 Further Assurances. In connection with this Agreement and the transactions contemplated thereby, each Party will execute and deliver any additional documents and instruments and perform any additional acts that may be necessary or appropriate to effectuate and perform the provisions of this Agreement and such transactions.

11.14 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original of this Agreement and all of which together shall constitute one and the same instrument.

11.15 Specific Performance. The Parties hereby acknowledge and agree that the failure of any Party to perform its agreements and covenants hereunder will cause irreparable injury to the other Parties, for which damages, even if available, will not be an adequate remedy. Accordingly, each Party hereby agrees that the other Parties will be entitled to seek injunctive relief by any court of competent jurisdiction to compel performance of such Party’s obligations and to enforce specifically the terms and provisions of this Agreement. Notwithstanding anything to the contrary in this Agreement, the Dominion Member’s right to seek specific enforcement to effect the Closing shall be subject to the following conditions: (a) each of the conditions set forth in Section 4.5 have been and remain satisfied or waived (other than such conditions as may, by their terms, only be satisfied at the Closing or on the Closing Date but subject to such conditions being capable of being satisfied as of such date and the actual satisfaction of such conditions on the Closing Date, if the Closing Date were to occur) at the time when the Closing is required to be consummated pursuant to this Agreement; (b) the Partner Member fails to consummate the Closing on the date that the Closing is required to occur pursuant to Section 2.3; (c) the proceeds of the Debt Financing (or Substitute Debt Financing) have been funded in accordance with the terms thereof (and subject to no other conditions); and (d) the Dominion Member delivers to the Partner Member an irrevocable written notice on or after the date that the Closing is required to occur pursuant to Section 2.3.1 that (i) all conditions set forth in Section 4.5 have been satisfied or waived (other than such conditions as may, by their terms, only be satisfied at the Closing or on the Closing Date but subject to such conditions being capable of being satisfied as of such date and the actual satisfaction of such conditions on the Closing Date, if the Closing Date were to occur) and (ii) if the Debt Financing (or Substitute Debt Financing) is funded, the Dominion Member is ready, willing and able to proceed with Closing in accordance with Section 2.3. For the avoidance of doubt, under no circumstances shall the Dominion Member be entitled to: (A) a grant of specific performance to require the Partner Member to consummate the Closing if this Agreement has been terminated pursuant to Section 10.1; (B) both receive a grant of specific performance to require the Partner Member to consummate the Closing and also receive payment of the Termination Fee; or (C) a grant of specific performance to require the Partner Member to file one or more lawsuits against the Debt Financing Sources to fully enforce the Debt Financing Sources’ obligations under the Debt Commitment Letter.

11.16 Expenses. Except as expressly provided for herein and as set forth in that certain Expense Reimbursement Letter dated December 6, 2023 (as may be amended, restated or modified from time to time), by and between Dominion Energy, Inc. and Stonepeak Partners LLC, each of the Parties shall pay the fees and expenses of its respective counsel, accountants and other experts and shall pay all other fees and expenses incurred by it in connection with the negotiation, preparation and execution of the Transaction Documents and the consummation of the transactions contemplated by this Agreement, whether or not the transactions contemplated by this Agreement are consummated.

11.17 Fraud. Notwithstanding anything in this Agreement to the contrary (including any Survival Periods, limitations on remedies, disclaimers of reliance or missions or any similar limitations or disclaimers), nothing in this Agreement (or elsewhere) shall limit or restrict, or be used as a defense against, any of the Parties’ rights or abilities to maintain or recover any amounts in connection with any Action or claim based upon or arising from Fraud.

11.18 No Recourse Against Non-Party Affiliates. Notwithstanding anything to the contrary contained in this Agreement or in the Transaction Documents, except for claims of Fraud, (a) all Liabilities, or Actions (whether in contract or in tort, in equity or at Law, or granted by statute) that may be based upon or in respect of, arise under, out of or by reason of, be connected with, or relate in any manner to this Agreement or the other Transaction Documents, or the negotiation, execution, or performance of this Agreement or the other Transaction Documents (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement), may be made only against (and are those solely of) the entities that are expressly identified as Parties in the preamble to this Agreement or who are identified as Parties to the other Transaction Documents (each a “Contracting Party”), and any such Action shall be brought only against the parties to the applicable Transaction Document and (b) no Person who is not a Contracting Party, including any past, present or future Representative, incorporator, stockholder or Affiliate of such Contracting Party or Affiliate of any of the foregoing (the “Non-Party Affiliates”), shall have any Liability (whether in contract or in tort, in equity or at Law, or granted by statute) for any Actions or Liabilities arising under, out of or in connection with this Agreement or the other Transaction Documents and, to the maximum extent permitted by applicable Law, except for claims of Fraud or willful breach, each Contracting Party hereby waives and releases all such Liabilities, Actions and other obligations against any such Non-Party Affiliates. Without limiting the generality of the foregoing or the rights of any Party against any of the parties to the Equity Commitment Letter, to the maximum extent permitted by applicable Law, except for claims of Fraud, (i) each Contracting Party hereby waives and releases any and all rights, claims, demands, or causes of action that may otherwise be available in equity or at Law, or granted by statute, to avoid or disregard the entity form of a Contracting Party or otherwise impose Liability of a Contracting Party on any Non-Party Affiliate, whether granted by statute or based on theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the veil, unfairness, undercapitalization, or otherwise, and (ii) each Contracting Party disclaims any reliance upon any Non-Party Affiliates with respect to this Agreement. For the avoidance of doubt, nothing set forth in this Section 11.18 shall be construed to limit the rights of the Partner Member and its Affiliates against the Dominion Member under the Equity Commitment Letter.

11.19 Exhibits and Schedules. All Exhibits and Schedules and the Disclosure Schedules attached hereto are hereby incorporated herein by reference and made a part hereof. Unless the context otherwise requires, all capitalized terms used in the Disclosure Schedules shall have the respective meanings assigned to such terms in this Agreement. No disclosure in the Disclosure Schedules relating to any possible breach or violation of any agreement or Law shall be construed as an admission or indication that any such breach or violation exists or has actually occurred. Each numbered Schedule in the Disclosure Schedules qualifies only the correspondingly numbered representation, warranty or covenant, and will be deemed to qualify any other representations, warranties or covenants only to the extent that such qualification is reasonably apparent on the face of the relevant disclosure.

11.20 Financing Provisions. Notwithstanding anything in this Agreement to the contrary, the Dominion Member on behalf of itself and each of its Affiliates and Representatives hereby: (a) agrees that any proceeding, whether in law or in equity, whether in contract or in tort or otherwise, involving any Debt Financing Source or any Debt Financing Related Party, arising out of or relating to, this Agreement, the Debt Financing or any of the agreements (including the Debt Commitment Letter) entered into in connection with the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such proceeding to the exclusive jurisdiction of such court; (b) agrees that any such proceeding shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state); (c) agrees not to bring or support or permit any of its Affiliates or Representatives to bring or support any proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Debt Financing Source or any Debt Financing Related Party in any way arising out of or relating to, this Agreement, the Debt Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any federal or state court in the Borough of Manhattan, New York, New York; (d) agrees that service of process upon the Dominion Member or its Affiliates in any such proceeding shall be effective if notice is given in accordance with Section 11.8; (e) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such proceeding in any such court; (f) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable law trial by jury in any proceeding brought against the Debt Financing Sources and the Debt Financing Related Parties in any way arising out of or relating to, this Agreement, the Debt Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder; (g) agrees that none of the Debt Financing Sources or Debt Financing Related Parties will have any liability to the Dominion Member or any of its Affiliates or Representatives (in each case, other than the Partner Member) relating to or arising out of this Agreement, the Debt Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise; and (h) agrees that the Debt Financing Sources and Debt Financing Related Parties are express third-party beneficiaries of, and may enforce, any of the provisions of this Section 11.20, and that such provisions shall not be amended in any way adverse to the Debt Financing Sources or the Debt Financing Related Parties without the prior written consent of the Debt Financing Sources party to the Debt Commitment Letter. Notwithstanding the foregoing, nothing in this Section 11.20 shall in any way limit or modify the obligations of any Debt Financing Source or Debt Financing Related Party to the Partner Member under the Debt Commitment Letter or the rights of the Partner Member against the Debt Financing Sources and Debt Financing Related Parties with respect to the Debt Financing or any of the transactions contemplated thereby or any services thereunder following the Closing Date.

Signatures Appear on the Following Pages.

IN WITNESS WHEREOF, the Parties have duly executed this Agreement on the day and year first above written.

VIRGINIA ELECTRIC AND POWER COMPANY

By:	/s/ Robert M. Blue
Name:	Robert M. Blue
Title:	Chief Executive Officer

DUNEDIN MEMBER LLC

By:	/s/ Rob Kupchak
Name:	Rob Kupchak
Title:	Authorized Person

Signature Page – Equity Capital Contribution Agreement